Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181910

FLORIDA GULF BANCORP, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 25, 2012

IBERIABANK CORPORATION

PROSPECTUS

COMMON STOCK

To the Shareholders of Florida Gulf Bancorp, Inc.:

A Merger Proposal — Your Vote Is Very Important

On March 19, 2012, the board of directors of Florida Gulf Bancorp, Inc. unanimously approved an Agreement and Plan of Merger between Florida Gulf Bancorp, Inc. and IBERIABANK Corporation pursuant to which Florida Gulf Bancorp, Inc. will be merged with and into IBERIABANK Corporation. Florida Gulf Bancorp, Inc. is sending you this document to ask you to vote on a proposal to approve the Agreement and Plan of Merger, which we refer to as the “merger agreement.”

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Florida Gulf Bancorp, Inc. common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to $23.00 divided by the average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock on the NASDAQ Global Select Market on each of the 15 trading days ending one business day before the closing, plus cash in lieu of any fractional share interest. The number of shares of IBERIABANK Corporation common stock is fixed only if the market price of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market during the specified measurement period prior to the merger equals or falls below $47.15 or equals or rises above $61.25 (in which case the number of shares will be adjusted based on fixed exchange ratios, as described in this proxy statement-prospectus), plus cash in lieu of any fractional share interest and nontransferable rights to certain contingent cash payments. On June 19, 2012, the closing sales price of IBERIABANK Corporation’s common stock on the NASDAQ Global Select Market was $49.86. Of course, there is no assurance as to the market value of IBERIABANK Corporation’s common stock during the measurement period or on the date the proposed merger is completed.

IBERIABANK Corporation common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.”

The board of directors of Florida Gulf Bancorp, Inc. has unanimously determined that the merger and the merger agreement are fair and in the best interests of Florida Gulf Bancorp, Inc. and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement. The merger cannot be completed unless the merger agreement is approved by a vote of the holders of at least a majority of the outstanding shares of the Florida Gulf Bancorp, Inc. common stock entitled to vote at the special meeting of shareholders of Florida Gulf Bancorp, Inc. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed return envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement. Because the required vote is based on the outstanding shares of Florida Gulf Bancorp, Inc., if you do not vote, or if you do not instruct your broker or other nominee how to vote any shares held for you, or if you “ABSTAIN,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of shareholders to be held on July 25, 2012, the merger agreement and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 11.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

William P. Valenti
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated June 19, 2012, and is first being mailed on or about June 22, 2012.

ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about IBERIABANK Corporation from documents that are filed with the Securities and Exchange Commission (referred to in this document as the “SEC”) but that are not included in or delivered with this proxy statement-prospectus. You can obtain IBERIABANK Corporation’s documents incorporated by reference in this proxy statement-prospectus without charge by requesting them in writing or by telephone from IBERIABANK Corporation at the following address:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Robert B. Worley, Jr., Secretary

Telephone: (337) 521-4003

Shareholders of Florida Gulf Bancorp, Inc. requesting IBERIABANK Corporation documents should do so by July 18, 2012 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (“www.sec.gov”) and you may obtain certain of these documents at IBERIABANK Corporation’s website (“www.iberiabank.com”) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings.” Other information contained on IBERIABANK Corporation’s website is expressly not incorporated by reference into this document.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Florida Gulf at the following address and telephone number:

Florida Gulf Bancorp, Inc.

9101 College Pointe Court

Fort Myers, Florida 33919

Attention: William P. Valenti, President and Chief Executive Officer

Telephone: (239) 332-4440

See “Where You Can Find More Information” on page 64.

FLORIDA GULF BANCORP, INC.

9101 COLLEGE POINTE COURT

FORT MYERS, FLORIDA

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 25, 2012

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Florida Gulf Bancorp, Inc. will be held at the main office of Florida Gulf Bancorp, Inc., 9101 College Pointe Court, Fort Myers, Florida 33919, at 5:00 p.m., eastern time, on July 25, 2012, for the following purposes:

1. To vote upon a proposal to approve the Agreement and Plan of Merger dated as of March 19, 2012, by and between IBERIABANK Corporation and Florida Gulf Bancorp, Inc., as such agreement may be amended from time to time, pursuant to which, among other things, Florida Gulf Bancorp, Inc. will merge with and into IBERIABANK Corporation, and each of the outstanding shares of Florida Gulf Bancorp, Inc. will be converted into the right to receive a number of shares of common stock of IBERIABANK Corporation equal to $23.00 divided by the average of the 24 hour daily weighted average trading prices of IBERIABANK Corporation common stock on each of the 15 days trading days ending one business day prior to the merger (if the average market price of IBERIABANK Corporation common stock during the measurement period prior to closing falls below or rises above certain specified levels, at which point the number of shares to be issued becomes fixed, plus cash in lieu of any fractional share interest and nontransferable rights to certain contingent cash payments, all as more fully described in the attached proxy statement-prospectus).

2. To approve a proposal to grant discretionary authority to the persons named as proxies to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the Agreement and Plan of Merger.

3. To transact any other business that properly comes before the special meeting of shareholders, or any adjournments or postponements of the special meeting.

The proposed merger is described in more detail in this proxy statement-prospectus, which you should read carefully in its entirety before voting. Only Florida Gulf Bancorp, Inc. shareholders of record as of the close of business on June 15, 2012, are entitled to notice of and to vote at the special meeting of shareholders or any adjournments or postponements of the special meeting.

A holder of Florida Gulf Bancorp, Inc. common stock who complies with the provisions of Florida law relating to appraisal rights applicable to the merger is entitled to assert appraisal rights under Florida’s appraisal rights law, a copy of which is attached as Appendix C to this proxy statement-prospectus.

Whether you attend the special meeting or not, you may revoke a previously granted proxy at any time before it is voted by submitting to the corporate secretary of Florida Gulf Bancorp, Inc. a duly executed revocation of proxy bearing a later date or by appearing and voting in person at the special meeting. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Attendance at the special meeting without voting will not itself revoke a proxy.

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

William P. Valenti
President and Chief Executive Officer

Fort Myers, Florida

June 22, 2012

THE BOARD OF DIRECTORS OF FLORIDA GULF BANCORP, INC. UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

(i)

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

SPECIAL MEETING OF SHAREHOLDERS

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card.

Q:	WHY IS MY VOTE IMPORTANT?

A:	In order to have a quorum at the special meeting, holders of a majority of the outstanding shares of Florida Gulf Bancorp, Inc., or Florida Gulf, must be present in person or by proxy. Unless you attend the meeting in person, a failure to send in a proxy card will mean that any Florida Gulf stock in your name will not be counted as present at the meeting for purposes of a quorum.

If a quorum is present at the special meeting, the merger agreement must be approved by the holders of at least a majority of the shares of Florida Gulf common stock outstanding and entitled to vote at the meeting. Because the required vote on the merger agreement is based on the shares outstanding, a failure to vote or an “ABSTAIN” will have the same effect as a vote “AGAINST” the merger agreement.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Your broker will not be able to vote your shares on the merger agreement without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker how to vote your shares held in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	If you fail to instruct your broker to vote your shares with respect to the merger agreement, the broker may submit an unvoted proxy (a broker “non-vote”) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote “AGAINST” the merger agreement.

Q:	WILL I BE ABLE TO SELL THE SHARES OF IBERIABANK CORPORATION COMMON STOCK THAT I RECEIVE IN THE MERGER?

A:	Yes, in most cases. The shares of IBERIABANK Corporation common stock to be issued in the merger will be registered under the Securities Act of 1933 and listed on the NASDAQ Global Select Market. However, any former shareholders of Florida Gulf who are deemed to be “affiliates” of IBERIABANK Corporation under the Securities Act (generally, directors and executive officers of IBERIABANK Corporation and shareholders holding 10% or more of the outstanding shares of common stock of IBERIABANK Corporation) must abide by certain transfer restrictions under the Securities Act.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All shareholders of Florida Gulf are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker holds your shares in street name, then you are not the shareholder of record, and you must ask your broker how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you do not own your shares in street name, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Florida Gulf;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow your nominee’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	Please do not send your stock certificates with your proxy card. Instructions for surrendering your Florida Gulf stock certificates in exchange for the merger consideration will be sent to you later.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	IBERIABANK Corporation and Florida Gulf currently expect to complete the merger in the third quarter of 2012, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WHAT WILL SHAREHOLDERS OF FLORIDA GULF RECEIVE IN THE MERGER?

A:	If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Florida Gulf common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•

if the average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock as reported on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 15 trading days ending one business day prior to the effective date of the merger (referred to as the average price) is less than $61.25 per share and greater than $47.15 per share, a number of shares of IBERIABANK Corporation common stock equal to $23.00 divided by the average of the 24 hour daily weighted average trading prices of IBERIABANK Corporation common stock over the measuring period and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•

if the average price during the measurement period (as described above) is greater than or equal to $61.25 per share, the exchange ratio will equal 0.376 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock; or

•

if the average price during the measurement period (as described above) is less than or equal to $47.15 per share, the exchange ratio will equal 0.488 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock.

The following table provides examples of how the value of the merger consideration may change depending on the average price of IBERIABANK Corporation common stock. The range of average prices set forth in the table has been included for representative purposes only. IBERIABANK Corporation cannot assure you as to what the market price of the IBERIABANK Corporation common stock to be issued in the merger will be at or following the time of the exchange.

Hypothetical 15 Day Average Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Value Received in Exchange Per Share of Florida Gulf Common Stock
$64.25	0.376	$24.16
$63.25	0.376	$23.78
$62.25	0.376	$23.41
$61.25	0.376	$23.03
$61.24	0.376	$23.00
$60.25	0.382	$23.00
$59.25	0.388	$23.00
$55.25	0.416	$23.00
$49.25	0.467	$23.00
$48.25	0.477	$23.00
$47.16	0.487	$23.00
$47.15	0.488	$23.01
$46.25	0.488	$22.57
$45.25	0.488	$22.08
$44.25	0.488	$21.59

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average trading price of IBERIABANK Corporation common stock on the Nasdaq Global Select Stock Market for the 15 trading days ending the trading day prior to the effective date of the merger. The actual average price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table.

The average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock on each of the 15 trading days ended June 19, 2012 was $47.63. If this were the average price during the measurement period, you would receive 0.483 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock owned by you. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC.”

On the closing of the merger, shareholders of Florida Gulf may be eligible to also receive, pro rata, a contingent cash payment equal to sixty-five percent (65%) of the estimated loss (to account for tax impact) on certain identified loans which, prior to the closing date, have been paid off at par, or renewed or modified on terms and conditions to the complete agreement and satisfaction of IBERIABANK Corporation and Florida Gulf.

In addition, Florida Gulf shareholders may be eligible to receive, on a pro rata basis, not less than thirty (30) days following each anniversary date of the closing of the merger during a period of three years, a cash payment equal to fifty percent (50%) of recovered estimated losses (to account for tax impact and estimated workout costs) on certain identified loans which, to IBERIABANK Corporation’s complete satisfaction, have been (i) paid off at par; (ii) paid off at less than par but in excess of the recovered estimated loss of principal through a short sale or liquidation (including workouts, recovery from collateral and pursuit of guarantees and other obligations); (iii) fully secured by additional collateral; (iv) renewed; or (v) otherwise modified, prior to that each anniversary date. Any such payment which may be made following the third anniversary date shall also include any identified loan which is then determined to be performing. For purposes of this payment, “performing” means an identified loan which has been determined to be a “pass rated credit” under IBERIABANK’s most recent credit risk assessment process. During this three-year period, IBERIABANK Corporation must use its reasonable best efforts to maximize collections and preserve the value of the identified loan account, in accordance with prudent and reasonable commercial practices and procedures appropriate to the administration of the identified loans.

Although the value of these contingent cash payments is a small fraction of the overall merger consideration, each of these payments is an integral part of the consideration to be paid to Florida Gulf shareholders in the merger. Florida Gulf shareholders who receive rights to receive these contingent cash payments should consider the following limitations on and conditions to these rights:

•	The rights to receive contingent cash payments will be non-interest bearing.

•	The rights will not be assignable or transferable except by operation of law.

•	The rights will not be represented by any form of certificate or instrument.

•	The rights will not be dependent on IBERIABANK Corporation’s operating results subsequent to the merger, but on the performance of the identified loans.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of shareholders or the merger to William P. Valenti, President and Chief Executive Officer of Florida Gulf, at (239) 332-4440.

FLORIDA GULF BANCORP, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about IBERIABANK Corporation. For a description of this information, see “Where You Can Find More Information” on page 64. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger

The terms and conditions of the merger by which Florida Gulf will merge with and into IBERIABANK Corporation are contained in the Agreement and Plan of Merger by and between IBERIABANK Corporation and Florida Gulf, dated as of March 19, 2012. A copy of this agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully.

Parties to the Merger

IBERIABANK Corporation (pages 30 and 61)

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a Louisiana state banking corporation. As of March 31, 2012, IBERIABANK Corporation had total consolidated assets of $11.8 billion, total deposits of $9.5 billion and shareholders’ equity of $1.5 billion.

The principal executive office of IBERIABANK Corporation is located at 200 West Congress Street, Lafayette, Louisiana 70501, and the telephone number is (337) 521-4003.

Florida Gulf Bancorp, Inc. (pages 30 and 62)

Florida Gulf Bank

Florida Gulf Bancorp, Inc., or Florida Gulf, a Florida corporation, is the holding company for Florida Gulf Bank, a Florida state banking corporation. As of March 31, 2012, Florida Gulf had total consolidated assets of $376 million, total deposits of $302 million and shareholders’ equity of $28 million.

Florida Gulf’s principal executive office is located at 9101 College Pointe Court, Fort Myers, Florida 33919, and the telephone number is (239) 332-4440.

What Florida Gulf Shareholders will receive in the Merger (page 30)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Florida Gulf common stock will be converted into the right to receive a fixed number of shares of common stock of IBERIABANK Corporation equal to $23.00 divided by the average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock over 15 trading days ending one business day prior to the merger. The total number of IBERIABANK Corporation shares you receive will therefore be equal to a floating exchange ratio times the number of shares of Florida Gulf common stock you own when the merger is completed, which exchange ratio is fixed in the event that the market price of IBERIABANK Corporation common stock during the specified measurement period prior to closing falls below or rises above specified limits, as discussed in this proxy statement-prospectus. IBERIABANK Corporation will not issue fractional shares. Instead, you will receive the value of any fractional share in cash.

For example, if you own 100 shares of Florida Gulf stock and the 24-hour daily weighted average trading price over the measurement period is $54.00, the exchange ratio would equal $23.00 divided by $54.00, or 0.426. You would receive 42 shares of IBERIABANK Corporation common stock and a cash payment instead of the 0.6 of a share of IBERIABANK Corporation common stock that would remain after applying the exchange ratio. The cash to be received in lieu of the fractional share will be calculated by multiplying the fractional share by the average of the daily weighted average trading prices of the IBERIABANK Corporation common stock on the NASDAQ Global Select Market on each of the 15 trading days ending one business day prior to the effective date of the merger.

On the closing of the merger, shareholders of Florida Gulf may also be eligible to receive, on a pro rata basis, a contingent cash payment equal to sixty-five percent (65%) of the estimated loss (to account for tax impact) on certain identified loans which, prior to the closing date of the merger, have been paid off at par, or renewed or modified on terms and conditions to the complete agreement and satisfaction of IBERIABANK Corporation and Florida Gulf.

In addition, on each of the one year anniversary dates for a three year period following the closing of the merger, Florida Gulf shareholders who have not exercised dissenters’ rights at the closing may be eligible to receive, on a pro rata basis, cash payment equal to fifty percent (50%) of recovered estimated losses (to account for tax impact and estimated workout costs) on certain identified loans which, to IBERIABANK Corporation’s complete satisfaction, have been (i) paid off at par; (ii) paid off at less than par but in excess of the recovered estimated loss of principal through a short sale or liquidation (including workouts, recovery from collateral and pursuit of guarantees and other obligations); (iii) fully secured by additional collateral; (iv) renewed; or (v) otherwise modified, prior to each anniversary date. Any such payment which may be made following the third anniversary date shall also include any identified loan which is then determined to be performing. For purposes of this payment, “performing” means an identified loan which has been determined to be a “pass rated credit” under IBERIABANK’s most recent credit risk assessment process. During this three-year period, IBERIABANK Corporation must use its reasonable best efforts to maximize collections and preserve the value of the identified loan account, in accordance with prudent and reasonable commercial practices and procedures appropriate to the administration of the identified loans.

On the closing date of the merger, IBERIABANK Corporation will establish an identified loan account at IBERIABANK equal to the remaining amount of the additional cash payment not paid on the effective date for the benefit of Florida Gulf common shareholders of record at the effective date. The identified loan account shall be determined by majority vote of a committee consisting of two representatives chosen by the Florida Gulf board of directors and subsequently by the Lee County Advisory Board and three representatives chosen by IBERIABANK Corporation, one of whom will be IBERIABANK Corporation’s Chief Credit Officer. The rights to receive contingent cash payments will be non-interest bearing, will not be assignable or transferable except by operation of law, and will not be represented by any form of certificate or instrument. The rights will not be dependent on IBERIABANK Corporation’s operating results subsequent to the merger, but on the performance of the identified loans.

Material United States Federal Income Tax Consequences of the Merger (page 49)

IBERIABANK Corporation and Florida Gulf will not be required to complete the merger unless they receive a legal opinion to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of Florida Gulf common stock for shares of IBERIABANK Corporation common stock in the merger. You will, however, have to recognize gain in connection with any cash received in lieu of a fractional share interest in IBERIABANK Corporation common stock, or any contingent cash payments received with regard to certain identified loans (payments described above). You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page 49 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement (page 35)

The board of directors of Florida Gulf believes that the merger presents an attractive opportunity to merge with a leading financial institution that will have significantly greater financial strength and earning power than Florida Gulf would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, the board of directors of Florida Gulf unanimously approved the merger agreement. The board of directors of Florida Gulf believes that the merger and the merger agreement are fair to and in the best interests of Florida Gulf and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

Opinion of Florida Gulf’s Financial Advisor (page 36 and Appendix B)

In connection with the merger, the board of directors of Florida Gulf received the written opinion of Syndicated Capital, Inc., the financial advisor to Florida Gulf, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Florida Gulf common stock. The full text of the opinion of Syndicated Capital, Inc. dated March 19, 2012, is included in this document as Appendix B. Florida Gulf encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Syndicated Capital, Inc. The opinion of Syndicated Capital, Inc. is directed to the board of directors of Florida Gulf and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. Syndicated Capital, Inc. will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Shareholders of Florida Gulf (page 28)

Florida Gulf will hold a special meeting of its shareholders on July 25, 2012, at 5:00 p.m., eastern time, at 9101 College Pointe Court, Fort Myers, Florida 33919. At the special meeting of shareholders, you will be asked to vote to approve the merger agreement.

You may vote at the special meeting of shareholders if you owned shares of Florida Gulf common stock at the close of business on the record date, June 15, 2012. On that date, there were 1,542,630 shares of Florida Gulf common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Florida Gulf common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, Florida Gulf recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page 29)

Approval of the merger agreement requires the affirmative vote of the holders of a majority of Florida Gulf common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Florida Gulf common stock, a failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, the directors of Florida Gulf beneficially owned 321,563 shares of Florida Gulf common stock entitled to vote at the special meeting of shareholders. This represents approximately 19.96% of the total votes entitled to be cast at the special meeting of shareholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

Dissenters’ Rights of Appraisal (page 51 and Appendix C)

If you are a Florida Gulf shareholder and you follow the procedures prescribed by Florida law, you may dissent from the Merger and receive the fair value of your shares of Florida Gulf common stock. To perfect your appraisal rights, you must precisely follow the required statutory procedures. To the extent you comply with the appraisal rights requirements, the fair value of your Florida Gulf shares, determined in the manner prescribed by Florida law, which may be more or less than the value of the merger consideration you would receive in the merger if you do not dissent, will be paid to you in cash. This cash payment will be fully taxable to you.

Interests of Florida Gulf Officers and Directors in the Merger (page 41)

In considering the recommendation of the board of directors of Florida Gulf to approve the merger, you should be aware that certain of the executive officers and directors of Florida Gulf have financial interests in the merger that are in addition to their interests as Florida Gulf shareholders. These interests include rights of certain executive officers under change in control agreements with Florida Gulf. IBERIABANK has entered into an employment agreement with William P. Valenti President and Chief Executive Officer of Florida Gulf, pursuant to which, to be effective as of the completion of the merger of Florida Gulf Bank with and into IBERIABANK, Mr. Valenti will be the Executive Vice President and Market President of IBERIABANK’s Lee County, Florida market. IBERIABANK has also entered into an employment agreement with F. John Reingardt, Executive Vice President of Florida Gulf, pursuant to which, to be effective as of the completion of the merger of Florida Gulf Bank with and into IBERIABANK, Mr. Reingardt will be a Senior Vice President of IBERIABANK. Officers and directors of Florida Gulf currently are covered by insurance for certain acts and omissions. This insurance coverage will be continued by IBERIABANK Corporation for a limited time after the merger for acts and omissions occurring before the merger. The directors of Florida Gulf have agreed to become advisory directors of IBERIABANK following the merger (at fees substantially less than the fees they currently receive from Florida Gulf for their services as directors), and have agreed not to affiliate with any other financial institution serving any location in which IBERIABANK does business for two years after consummation of the merger.

Regulatory Approvals Required for the Merger (page 46)

The Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Louisiana Office of Financial Institutions each have approved the merger. Florida Gulf submitted a request to the Federal Reserve for permission to borrow $4.14 million immediately prior to the closing of the merger from either IBERIABANK Corporation or IBERIABANK, the proceeds of which would be used by Florida Gulf to redeem all of its $4.14 million shares of noncumulative perpetual Series A Preferred Stock. On April 12, 2012, Florida Gulf received approval of the Federal Reserve to this loan and redemption on the condition that neither the loan nor the redemption would occur if the merger is not consummated. Regulatory approval does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Florida Gulf shareholders.

Conditions to the Merger (page 45)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Florida Gulf shareholders must have approved the merger agreement and the merger;

•

all regulatory approvals and consents must have been attained, any necessary approvals shall not contain a material adverse non-standard term or condition, and all waiting periods required by law must have expired;

•	the redemption by Florida Gulf of all of its $4.14 million shares of Series A Preferred Stock; and

•

certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement and the compliance in all material respects with all agreements between the parties.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 47)

Florida Gulf has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with IBERIABANK Corporation is pending.

Termination of the Merger Agreement (page 47)

IBERIABANK Corporation and Florida Gulf may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Florida Gulf shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by March 19, 2013, if the required regulatory approvals are not received or if the other party breaches its agreements in a material respect and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page 48)

If the merger is terminated pursuant to specified situations in the merger agreement (and Florida Gulf accepts a superior acquisition proposal), Florida Gulf may be required to pay a termination fee to IBERIABANK Corporation of $2,000,000. Florida Gulf agreed to this termination fee arrangement in order to induce IBERIABANK Corporation to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Florida Gulf before the merger is completed. Under certain circumstances as described in the merger agreement, IBERIABANK Corporation may be required to pay Florida Gulf a termination fee of $2,000,000 in the event of termination of the merger agreement.

Differences in Rights of Shareholders (page 54)

The rights of Florida Gulf shareholders after the merger who continue as IBERIABANK Corporation shareholders will be governed by Louisiana law. After the merger is completed, the articles of incorporation and bylaws of IBERIABANK Corporation, rather than the articles of incorporation and bylaws of Florida Gulf, will govern your rights as a shareholder. The different shareholder rights are explained more fully in “Comparison of Shareholders’ Rights” on page 54.

SELECTED FINANCIAL DATA FOR FLORIDA GULF BANCORP, INC.

The following table presents selected consolidated financial information and other financial data for Florida Gulf. This data for the years ended December 31, 2007 through 2011 has been derived from the audited financial statements of Florida Gulf. The data for the three months ended March 31, 2012 has been derived from the unaudited financial statements of Florida Gulf. Operating results for any historical period are not necessarily indicative of the results that might be expected for 2012 or any other future period.

	At or for Year Ended December 31,					At or for Three Months Ended March 31, 2012
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)
Selected Statement of Income Data:
Interest income	$14,774	$16,618	$17,170	$17,818	$18,863	$3,620
Interest expense:
Deposit accounts	1,543	2,494	3,855	5,620	7,943	325
Other borrowed money	960	1,361	1,555	1,790	1,375	208
Long term debt	113	260	260	260	260	20
Total interest expense	2,616	4,115	5,670	7,670	9,578	553
Net interest income	12,158	12,503	11,500	10,148	9,285	3,067
Provision for loan losses	4,000	4,750	3,800	1,500	750	700
Net interest income after provision	8,158	7,753	7,700	8,648	8,535	2,367
Non-interest income	1,882	1,715	1,589	1,060	1,175	568
Non-interest expense	8,959	9,105	9,102	9,251	8,259	2,454
Income before income tax	1,081	363	187	457	1,451	481
Income tax expense	438	158	126	207	566	276
Net income	$643	$205	$61	$250	$885	$205

Per Share Data:
Earnings per common share	$0.42	$0.14	$0.04	$0.17	$0.63	$0.13
Dividends per common share	$—	$—	$—	$—	$—	$—
Book value per common share	$15.61	$15.47	$15.66	$15.57	$15.17	$15.74

Selected Financial Condition Data:
Cash and cash equivalents	$27,776	$26,868	$20,958	$5,324	$7,521	$53,237
Securities available for sale	43,991	30,013	34,185	35,765	42,476	50,783
Net loans	254,967	266,361	285,517	271,232	243,756	248,464
Total assets	350,485	347,728	366,131	335,571	316,907	376,484
Total deposits	279,433	267,591	282,363	246,943	237,845	302,058
Long term debt	4,000	4,000	4,000	4,000	4,000	4,000
Advances from FHLB	22,500	27,500	32,500	32,500	26,500	22,500
Other borrowed funds	15,952	21,307	23,455	28,857	26,331	15,895
Total liabilities	322,492	321,268	343,750	313,320	295,680	348,199
Total shareholders’ equity	$27,993	$26,460	$22,381	$22,251	$21,227	$28,285

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	3.66%	3.67%	3.41%	3.32%	3.17%	3.74%
Net interest spread	3.51%	3.45%	3.16%	2.93%	2.93%	3.59%
Non-interest income to average assets	0.53%	0.47%	0.44%	0.32%	0.37%	0.64%
Non-interest income to earning assets	0.57%	0.50%	0.47%	0.35%	0.40%	2.76%
Non-interest expense to average assets	2.55%	2.51%	2.53%	2.81%	2.61%	2.76%
Net overhead ratio	2.02%	2.04%	2.09%	2.49%	2.24%	2.12%
Efficiency ratio	63.81%	64.04%	69.54%	82.54%	78.96%	67.51%
Return on average assets	0.18%	0.06%	0.02%	0.08%	0.28%	0.23%
Return on average equity	2.36%	0.81%	0.27%	1.15%	4.30%	2.93%
Common stock dividend payout ratio	n/a	n/a	n/a	n/a	n/a	n/a

	At or for Year Ended December 31,					At or for Three Months Ended March 31, 2012
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)
Asset Quality Ratios:
Non-performing loans to total loans	1.15%	0.93%	0.39%	0.34%	0.14%	1.01%
Allowance for loan losses to:
Total loans	2.82%	2.49%	1.89%	1.17%	1.19%	2.96%
Non-performing loans	244.89%	267.55%	479.44%	346.86%	853.64%	220.68%
Net charge-offs to average total loans	1.30%	1.29%	0.53%	0.47%	0.20%	1.33%
Non-performing assets to total assets	1.18%	0.98%	0.56%	0.35%	0.11%	0.91%

Balance Sheet Ratios:
Loans to deposits	91.2%	99.5%	101.1%	109.8%	102.5%	84.8%
Average interest-bearing assets to average interest-bearing liabilities	116.9%	117.0%	113.1%	113.7%	114.1%	122.0%

Capital Ratios:
Total equity to total assets	7.99%	7.61%	6.11%	6.63%	6.70%	7.51%
Total risk-based capital ratio	12.67%	12.24%	10.17%	10.47%	10.57%	12.67%
Tier 1 risk-based capital ratio	10.23%	9.53%	7.55%	7.89%	7.98%	10.56%
Tier 1 leverage ratio	7.96%	7.60%	6.05%	6.57%	6.75%	7.47%
Non-accrual loans	$3,016	$2,539	$1,026	$924	$343	$2,527
Loans past due 90 days or more	$—	$—	$122	$—	$—	$50
Total nonperforming loans	$3,016	$2,539	$1,148	$924	$343	$2,577
Other real estate owned	$1,118	$880	$890	$255	$—	$857
Total nonperforming assets	$4,134	$3,419	$2,038	$1,179	$343	$3,433
Troubled debt restructurings	$21,466	$17,741	$12,604	$3,735	$—	$19,868
Total nonperforming assets and troubled debt restructurings	$25,600	$21,161	$14,642	$4,914	$343	$23,301
Total nonperforming loans to total loans	1.15%	0.93%	0.39%	0.34%	0.14%	1.01%
Total nonperforming assets to total assets	1.18%	0.98%	0.56%	0.35%	0.11%	0.91%
Troubled debt restructurings to total assets	6.12%	5.10%	3.44%	1.11%	0.00%	5.28%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Risks Associated with the Merger

Fluctuations in the trading price of IBERIABANK Corporation common stock will change the value of the shares of IBERIABANK Corporation common stock you receive in the merger and may, under certain circumstances, change the number of shares of IBERIABANK Corporation common stock you receive in the merger.

If the market value of IBERIABANK Corporation common stock is between $61.25 and $47.15 per share during the measurement period, the exchange ratio will equal $23.00 divided by the average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock on each of the 15 trading days ending one business day prior to the merger date. Within that range of values, the number of shares of IBERIABANK Corporation stock you will receive may change.

Further, if the market price of IBERIABANK Corporation during the 15 day measuring period (as described above) is greater than or equal to $61.25 or equals or falls below $47.15 at the end of the measurement period, then the number of shares you will receive as merger consideration will be based on certain fixed exchange ratios.

The market price of IBERIABANK Corporation’s common stock at the time the merger is completed may vary from the price of IBERIABANK Corporation’s common stock on the date the merger agreement was executed, on the date of this proxy statement-prospectus and/or on the date of the Florida Gulf special meeting as a result of various factors that are beyond the control of IBERIABANK Corporation and Florida Gulf, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by Florida Gulf shareholders, completion of the merger is subject to satisfaction of other conditions that may not occur until after the Florida Gulf special meeting. Therefore, at the time of the Florida Gulf special meeting you will not know or be able to calculate the precise value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of IBERIABANK Corporation common stock before you vote.

After the merger, the market value of IBERIABANK Corporation common stock may decrease and be lower than the market value of IBERIABANK Corporation’s common stock that was used in calculating the exchange ratio in the merger.

For additional information, see “Approval of the Merger — Conversion of Florida Gulf Common Stock” on page 30.

The market price of IBERIABANK Corporation’s common stock after the merger may be affected by factors different from those affecting the shares of Florida Gulf or IBERIABANK Corporation currently.

Upon completion of the merger, holders of Florida Gulf common stock will become holders of IBERIABANK Corporation common stock. IBERIABANK Corporation’s business differs from that of Florida Gulf, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of IBERIABANK Corporation and Florida Gulf. For a discussion of the businesses of IBERIABANK Corporation and Florida Gulf and of certain factors to consider in connection with those businesses, see the documents incorporated by reference or described elsewhere in this proxy statement-prospectus.

There can be no assurance that you will receive any contingent cash payment.

IBERIABANK Corporation will use its reasonable best efforts to maximize collections and preserve the value of the identified loan account related to the contingent cash payment subsequent to consummation of the merger. However, these payments, if any, are dependent on the performance after the merger of these loans which have been identified as having certain weaknesses that may adversely affect their collectability. These rights are not dependent on IBERIABANK Corporation’s performance subsequent to the merger.

The integration of the operations of IBERIABANK Corporation and Florida Gulf may be more difficult than anticipated.

The success of the merger will depend on a number of factors, including (but not limited to) IBERIABANK Corporation’s ability to:

•	timely and successfully integrate the operations of IBERIABANK Corporation and Florida Gulf;

•	retain key employees of IBERIABANK Corporation and Florida Gulf;

•	maintain existing relationships with depositors in Florida Gulf to minimize withdrawals of deposits prior to and subsequent to the merger;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from loans of Florida Gulf;

•	control the incremental non-interest expense from IBERIABANK Corporation to maintain overall operating efficiencies;

•	retain and attract qualified personnel at IBERIABANK Corporation; and

•	compete effectively in the communities served by IBERIABANK Corporation and Florida Gulf and in nearby communities.

IBERIABANK Corporation may not be able to manage effectively its growth resulting from the merger.

Acquisitions or mergers entail risks which could negatively affect the operations of IBERIABANK Corporation.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	IBERIABANK Corporation’s ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, IBERIABANK Corporation may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to the current shareholders of IBERIABANK Corporation (or to the shareholders of IBERIABANK Corporation at that time). Prior to the completion of the pending acquisition, IBERIABANK Corporation and Florida Gulf operated as separate entities. IBERIABANK Corporation’s failure to successfully integrate these and future acquisitions and/or manage its growth could adversely affect its business, results of operations, financial condition and future prospects.

The merger with Florida Gulf may distract management of IBERIABANK Corporation from its other responsibilities.

The acquisition of Florida Gulf could cause the management of IBERIABANK Corporation to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of IBERIABANK Corporation. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of IBERIABANK Corporation.

Florida Gulf shareholders will have less influence as shareholders of IBERIABANK Corporation than as shareholders of Florida Gulf.

Florida Gulf shareholders currently have the right to vote in the election of the board of directors of Florida Gulf and on other matters affecting Florida Gulf. Following the merger, the shareholders of Florida Gulf as a group will own approximately 2.3% of the combined organization. When the merger occurs, each shareholder that receives shares of IBERIABANK Corporation common stock will become a shareholder of IBERIABANK Corporation with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Florida Gulf. Because of this, Florida Gulf shareholders will have less influence on the management and policies of IBERIABANK Corporation than they now have on the management and policies of Florida Gulf.

Certain officers and directors of Florida Gulf have interests in the merger that differ from the interests of non-director or non-management shareholders.

Some of the officers and directors of Florida Gulf have interests in the merger that are in addition to their interests as shareholders of Florida Gulf generally. These interests exist because of, among other things, employment or change of control agreements that the officers entered into with Florida Gulf, rights that certain Florida Gulf officers and directors have under Florida Gulf benefit plans and rights to indemnification and officers and directors insurance for a limited time (at current levels) following the merger. The directors of Florida Gulf are expected to join IBERIABANK’s Lee County, Florida advisory board following the merger and have agreed not to affiliate with any board of directors or advisory board of any other financial institution serving any location in which IBERIABANK conducts business for two years after consummation of the merger. Although the members of each of the IBERIABANK Corporation and Florida Gulf board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger, you should be aware of them and understand that some of the officers of Florida Gulf will receive payments in connection with the merger that you will not receive. See “Approval of the Merger — Interests of Certain Executive Officers and Directors in the Merger” on page 41.

The fairness opinion obtained by Florida Gulf from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Florida Gulf has not obtained an updated fairness opinion as of the date of this proxy statement-prospectus from Syndicated Capital, Inc., Florida Gulf’s financial advisor. Changes in the operations and prospects of Florida Gulf or IBERIABANK Corporation, general market and economic conditions and other factors that may be beyond the control of Florida Gulf and IBERIABANK Corporation, and on which the fairness opinion was based, may alter the value of Florida Gulf or IBERIABANK Corporation or the prices of shares of Florida Gulf common stock or IBERIABANK Corporation common stock by the time the special meeting takes place or by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Florida Gulf does not anticipate asking its financial advisor to update its opinion, the March 19, 2012 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is included as Appendix B to this proxy statement-prospectus. For a description of the opinion that Florida Gulf received from its financial advisor, please refer to “Approval of the Merger — Opinion of Florida Gulf’s Financial Advisor” on page 36. For a description of the other factors considered by Florida Gulf board of directors in determining to approve the merger, please refer to “Approval of the Merger — Florida Gulf’s Reasons for the Merger; Recommendation of the Florida Gulf Board of Directors” on page 35.

If the merger does not constitute a reorganization under Section 368(a) of the Code, then Florida Gulf shareholders may be responsible for payment of U.S. federal income taxes.

The U.S. Internal Revenue Service, or IRS, may determine that the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code. In that case, each Florida Gulf shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the IBERIABANK Corporation common stock and cash received by the shareholder in the merger and (ii) the shareholder’s adjusted tax basis in the shares of Florida Gulf common stock exchanged therefore.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of IBERIABANK Corporation and Florida Gulf may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or waived, if permissible, before IBERIABANK Corporation and Florida Gulf are obligated to complete the merger:

•	the merger agreement and merger must be duly approved by the requisite vote of the shareholders of Florida Gulf;

•	all material regulatory approvals required for consummation of the merger must be obtained;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•	the redemption by Florida Gulf of all of its $4.14 million shares of Series A Preferred Stock;

•	that Syndicated Capital, which has issued a fairness opinion to the Florida Gulf board of directors, has not withdrawn such fairness opinion;

•	no stop order of the registration statement shall have been issued or threatened by the SEC; and

•	the shares of IBERIABANK Corporation common stock to be issued in the merger must be approved for listing on the NASDAQ Global Select Market.

Termination of the merger agreement could negatively impact Florida Gulf.

If the merger agreement is terminated, there may be various consequences. For example, Florida Gulf’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, Florida Gulf will have incurred substantial expenses in connection with this contemplated transaction without realizing the benefits of the merger. If the merger agreement is terminated and Florida Gulf’s board of directors seeks another merger or business combination, Florida Gulf shareholders cannot be certain that Florida Gulf will be able to find a party willing to pay the equivalent or greater consideration than that which IBERIABANK Corporation has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Florida Gulf’s board of directors, Florida Gulf may be required to pay IBERIABANK Corporation a termination fee of $2,000,000.

Florida Gulf will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Florida Gulf. These uncertainties may impair Florida Gulf’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Florida Gulf to seek to change existing business relationships with Florida Gulf. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Florida Gulf may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Florida Gulf employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Florida Gulf’s business following the merger could be harmed. In addition, the merger agreement restricts Florida Gulf from making certain acquisitions and taking other specified actions until the merger occurs without the consent of IBERIABANK Corporation. These restrictions may prevent Florida Gulf from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Approval of the Merger — Conduct of Business Pending the Merger” on page 44.

Risks Associated with IBERIABANK Corporation

The current economic environment poses significant challenges for IBERIABANK Corporation and could adversely affect its financial condition and results of operations.

Although IBERIABANK Corporation remains well capitalized and has not suffered from liquidity issues, it is operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. IBERIABANK Corporation retains direct exposure to the residential and commercial real estate markets, and it could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on its borrowers or their customers, which could adversely affect IBERIABANK Corporation’s financial condition and results of operations. In addition, a continued deterioration in local economic conditions in IBERIABANK Corporation’s markets could drive losses beyond those which are provided for in IBERIABANK Corporation’s allowance for loan losses and result in a variety of consequences, including the following:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power.

Although the general economic environment has shown some improvement, there can be no assurance that it will continue to improve. If economic conditions worsen or remain volatile, IBERIABANK Corporation’s business, financial condition, and results of operations could be adversely affected.

The downgrade of the U.S. government’s sovereign credit rating, any related rating agency action in the future, the ongoing debt crisis in Europe and the downgrade of the sovereign credit ratings for several European nations could negatively impact IBERIABANK Corporation’s business, financial condition and results of operations.

On November 21, 2011, a Congressional committee that was formed to achieve $1.2 trillion in deficit reduction measures announced that it had failed to accomplish its stated purpose by the deadline imposed by Congress’ August 2011 agreement to raise the U.S. government’s debt ceiling. Standard & Poor’s Rating Services, which had downgraded the U.S. governments AAA sovereign credit rating to AA+ with a negative outlook in August 2011, affirmed its AA+ rating following the announcement. Moody’s Investors Services, which changed its U.S. government rating outlook to negative on August 2, 2011, also reaffirmed its rating following the Congressional committee’s announcement. On November 22, 2011, Fitch Ratings stated that the failure of the committee to reach an agreement would likely cause it to change its outlook on U.S. government debt to negative. Further, on November 28, 2011, Fitch stated that a downgrade of the U.S. sovereign credit rating would occur without a credible plan in place by 2013 to reduce the U.S. government deficit. The impact of any additional downgrades to the U.S. government’s sovereign credit rating by any of these rating agencies, as well as the perceived creditworthiness of U.S. government-related obligations, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions and have a material adverse effect on our business, financial condition and results of operation.

In addition, certain European nations continue to experience varying degrees of financial stress. Despite various assistance packages, worries about European financial institutions and sovereign finances persist. Standard & Poor’s has downgraded the credit ratings of France, Italy and seven other European nations in part as a result of the failure of leaders to address systemic stresses in the Eurozone. Market concerns over the direct and indirect exposure of European banks and insurers to these European Union nations and each other have resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. Risks related to the European economic crisis have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, IBERIABANK Corporation’s financial condition and results of operations could be materially adversely affected.

Disruptions in the global financial markets could adversely affect IBERIABANK Corporation’s results of operations and financial condition.

Since mid-2007, global financial markets have suffered substantial disruptions, illiquidity and volatility. These circumstances resulted in significant government assistance to a number of major financial institutions. These events have significantly diminished overall confidence in the financial markets and in financial institutions and have increased the uncertainty IBERIABANK Corporation faces in managing our business. If these disruptions continue, or other disruptions in the financial markets or the global or IBERIABANK Corporation’s regional economic environment arise, they could have an adverse effect on its future results of operations and financial condition, including IBERIABANK Corporation’s liquidity position, and may affect its ability to access capital.

The U.S. government’s plans to stabilize the financial markets may not be effective.

In response to the volatility in the financial markets, the U.S. government has enacted certain legislation and regulatory programs to foster stability. There can be no assurance that the impact of such legislation and the various programs created thereunder on the financial markets will be sufficient to produce the desired results. The failure of the U.S. government to fully execute the programs it has already developed, or to implement expeditiously other remedial economic and financial legislation that may be needed, could have a material adverse effect on the financial markets, which in turn could materially and adversely affect IBERIABANK Corporation’s business, financial condition and results of operations.

The Dodd-Frank Act and related rules and regulations may adversely affect IBERIABANK Corporation’s business, financial condition and results of operations.

The Dodd-Frank Act contains a variety of far-reaching changes and reforms for the financial services industry and directs federal regulatory agencies to study the effects of, and to issue implementing regulations for, these reforms. Many of the provisions of the Dodd-Frank Act could have a direct effect on our performance and, in some cases, impact IBERIABANK Corporation’s ability to conduct business. Examples of these provisions include, but are not limited to:

•

Creation of the Financial Stability Oversight Council that may recommend to the Federal Reserve increasingly strict rules for capital, leverage, liquidity, risk management and other requirements as companies grown in size and complexity;

•	Application of the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, such as IBERIABANK Corporation;

•

Changes to the assessment base used by the Federal Deposit Insurance Fund, or the FDIC, to assess insurance premiums from insured depository institutions and increases to the minimum reserve ratio for the Deposit Insurance Fund, from 1.15% to not less than 1.35%, with provisions to require institutions with total consolidated assets of $10 billion or more to bear a greater portion of the costs associated with the increasing the Deposit Insurance Fund’s reserve ratio;

•	Repeal of the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

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Establishment of a consumer financial protection bureau with broad authority to implement new consumer protection regulations and, for bank holding companies with $10 billion or more in assets, to examine and enforce compliance with federal consumer laws;

•	Implementation of risk retention rules for loans (excluding qualified residential mortgages) that are sold by a bank; and

•	Amendment of the Electronic Fund Transfer Act to, among other things, give the Federal Reserve the authority to issue rules which have limited debit-card interchange fees.

Many of these provisions have already been the subject of proposed and final rules by the FDIC and Federal Reserve. Many other provisions, however, remain subject to regulatory rulemaking and implementation, the effects of which are not yet known. The provisions of the Dodd-Frank Act and any rules adopted to implement those provisions, as well as any additional legislative or regulatory changes, may impact the profitability of our business activities, may require that IBERIABANK Corporation change certain of our business practices, may materially affect our business model or affect retention of key personnel, may require us to raise additional capital and could expose us to additional costs (including increased compliance costs). These and other changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect IBERIABANK Corporation’s ability to conduct its business as previously conducted or its financial condition and results of operations.

IBERIABANK Corporation obtains a significant portion of its noninterest revenue through service charges on core deposit accounts, and regulations impacting service charges could reduce our fee income.

A significant portion of our noninterest revenue is derived from service charge income. The largest component of this service charge income is overdraft-related fees. Management anticipates that changes in banking regulations, and in particular the Federal Reserve’s rules pertaining to certain overdraft payments on consumer accounts and the FDIC’s Overdraft Payment Programs and Consumer Protection Final Overdraft Payment Supervisory Guidance, will have an adverse impact on IBERIABANK Corporation’s service charge income. Additionally, changes in customer behavior, as well as increased competition from other financial institutions, may result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. A reduction in deposit account fee income could have a material adverse effect on IBERIABANK Corporation’s earnings.

IBERIABANK Corporation may be required to pay significantly higher FDIC premiums or special assessments that could adversely affect its earnings.

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, IBERIABANK Corporation may be required to pay significantly higher premiums or additional special assessments that could adversely affect IBERIABANK Corporation’s earnings. IBERIABANK Corporation is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. If there are additional bank or financial institution failures, IBERIABANK Corporation may be required to pay even higher FDIC premiums. These announced increases and any future increases or required prepayments in FDIC insurance premiums may materially adversely affect IBERIABANK Corporation’s results of operations.

Repeal of federal prohibitions on payment of interest on demand deposits could increase IBERIABANK Corporation’s interest expense.

All current prohibitions on the payment of interest on demand deposits were repealed as part of the Dodd-Frank Act, effective one year after the date of enactment. As a result, beginning on July 21, 2011, financial institutions commenced offering interest on demand deposits. IBERIABANK Corporation’s interest expense has increased and IBERIABANK Corporation’s net interest margin has decreased since it began to offer interest on demand deposits to attract additional customers or maintain current customers. Consequently, IBERIABANK Corporation’s business, financial condition or results of operations may be adversely affected.

IBERIABANK Corporation may be subject to more stringent capital requirements.

IBERIABANK Corporation and IBERIABANK are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If IBERIABANK Corporation or IBERIABANK fails to meet these minimum capital guidelines and/or other regulatory requirements, IBERIABANK Corporation’s financial condition would be materially and adversely affected. In light of proposed changes to regulatory capital requirements in the Dodd-Frank Act and regulatory accords on international banking institutions formulated by the Basel Committee and to be implemented by the Federal Reserve, including, but not limited to, a proposal recently issued by the Federal Reserve to implement Basel III capital standards, IBERIABANK Corporation and IBERIABANK likely will be required to satisfy additional, more stringent, capital adequacy standards. The Federal Reserve proposal, if adopted, could require maintenance of higher minimum capital ratios and a greater emphasis on common equity as a Tier 1 capital component.

The ultimate impact of the new capital and liquidity standards on IBERIABANK Corporation or IBERIABANK cannot be determined at this time and depend on a number of factors, including the treatment and final implementation by the U.S. banking regulators. These requirements, however, and any other new regulations, could adversely affect IBERIABANK Corporation’s ability to pay dividends, or could require IBERIABANK Corporation to reduce business levels or to raise capital, including in ways that may adversely affect IBERIABANK Corporation’s financial condition or results of operations.

Rules regulating the imposition of debit card income may adversely IBERIABANK Corporation’s operations.

In June 2011, the Federal Reserve adopted rules implementing the Durbin Amendment provisions of the Dodd-Frank Act, which limits the amount IBERIABANK Corporation may charge for each debit card transaction in processes. The final rules became effective on October 1, 2011. Compliance with these rules resulted in declines in IBERIABANK Corporation’s gross revenues of approximately $0.9 million in each of the fiscal quarters ended December 31, 2011 and March 31, 2012. Absent mitigation, it is currently anticipated that these rules will result in a decline in IBERIABANK Corporation’s aggregate annual gross revenues of approximately $3.8 million, or less than 1.0% of the total annual gross revenues. IBERIABANK Corporation is considering various actions it may take to mitigate some of the anticipated decline in revenue over time, though any mitigation is not expected to wholly offset the revenue loss. Although the net financial effect of the Durbin Amendment cannot be determined at this time, it is not expected to be material to IBERIABANK Corporation’s results of operations.

IBERIABANK Corporation’s recent growth and financial performance will be negatively impacted if it is unable to execute IBERIABANK Corporation’s growth strategy.

IBERIABANK Corporation’s stated growth strategy is to grow organically and supplement that growth with select acquisitions. IBERIABANK Corporation’s success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that IBERIABANK Corporation will be successful in continuing IBERIABANK

Corporation’s organic, or internal, growth strategy. IBERIABANK Corporation’s ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.

Supplementing IBERIABANK Corporation’s internal growth through acquisitions is an important part of its strategic focus. Since 1995, approximately 71% of IBERIABANK Corporation’s asset growth has been through acquisitions, or external growth. IBERIABANK Corporation’s acquisition efforts focus on select markets and targeted entities. IBERIABANK Corporation is in selected markets that it considers to be contiguous, or natural extensions, to IBERIABANK Corporation’s current markets. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. IBERIABANK Corporation competes with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources than it does and may be able to pay more for an acquisition than IBERIABANK Corporation is able or willing to pay. IBERIABANK Corporation also may need additional debt or equity financing in the future to fund acquisitions. IBERIABANK Corporation may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. IBERIABANK Corporation’s issuance of additional securities would dilute existing shareholders’ equity interest in us and may have a dilutive effect on IBERIABANK Corporation’s earnings per share. If IBERIABANK Corporation is unable to locate suitable acquisition candidates willing to sell on terms acceptable to IBERIABANK Corporation, or IBERIABANK Corporation is otherwise unable to obtain additional debt or equity financing necessary for it to continue making acquisitions, IBERIABANK Corporation would be required to find other methods to grow IBERIABANK Corporation’s business, and IBERIABANK Corporation may not grow at the same rate it has grown in the past, or at all.

IBERIABANK Corporation cannot be certain as to IBERIABANK Corporation’s ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. IBERIABANK Corporation may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and IBERIABANK Corporation’s efficiency ratio. Increases in operating expenses or nonperforming assets may decrease IBERIABANK Corporation’s earnings and the value of IBERIABANK Corporation’s common stock.

In addition to the normal operating challenges inherent in managing a larger financial institution, each of IBERIABANK Corporation’s acquisitions and potential future acquisitions is subject to appropriate regulatory approval. IBERIABANK Corporation’s regulators may require that it demonstrate that it has appropriately integrated IBERIABANK Corporation’s prior acquisitions, or any future acquisitions it may do, before permitting us to engage in any future material acquisitions.

FDIC-assisted acquisition opportunities may not become available, and increased competition has made it more difficult for us to bid on failed bank transactions on terms IBERIABANK Corporation considers to be acceptable.

A part of IBERIABANK Corporation’s near-term business strategy is to pursue failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet IBERIABANK Corporation’s strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from IBERIABANK Corporation’s assumption of deposit liabilities, IBERIABANK Corporation has significant discretion as to the non-deposit liabilities that it assumes. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks has become more competitive, and the increased competition has made it more difficult for us to bid on terms it considers to be acceptable.

Like most banking organizations, IBERIABANK Corporation’s business is highly susceptible to credit risk.

As a lender, IBERIABANK Corporation is exposed to the risk that IBERIABANK Corporation’s customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect IBERIABANK Corporation’s operating results.

As of March 31, 2012, IBERIABANK Corporation’s total loan portfolio was approximately $7.5 billion, or 63% of total assets. At that date, the major components of IBERIABANK Corporation’s loan portfolio included 73% of commercial loans, both real estate and business, 6% of mortgage loans comprised primarily of residential 1-4 family mortgage loans, and

21% of consumer loans. IBERIABANK Corporation’s credit risk with respect to its consumer installment and commercial loan portfolios relates principally to the general creditworthiness of individuals and businesses within IBERIABANK Corporation’s local market areas. IBERIABANK Corporation’s credit risk with respect to IBERIABANK Corporation’s residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security, or could expose us to remediation liabilities as the lender.

IBERIABANK Corporation’s loan portfolio has and will continue to be affected by the on-going correction in residential real estate prices and reduced levels of home sales.

There continues to be a general slowdown in housing in some of IBERIABANK Corporation’s market areas, reflecting declining prices and excess inventories of houses to be sold. As a result, home builders have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry. IBERIABANK Corporation expects the home builder market to continue to be volatile and anticipate continuing pressure on the home builder segment. IBERIABANK Corporation makes credit and reserve decisions based on the current conditions of borrowers or projects combined with IBERIABANK Corporation’s expectations for the future. If the slowdown in the housing market continues, IBERIABANK Corporation could experience higher charge-offs and delinquencies beyond that which is provided in the allowance for loan losses. As such, IBERIABANK Corporation’s earnings could be adversely affected through higher than anticipated provisions for loan losses.

At March 31, 2012, IBERIABANK Corporation had:

•	$1.1 billion of home equity loans and lines, representing 14.6% of total loans and leases.

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$457.2 million in residential real estate loans, representing 6.1% of total loans and leases. Adjustable-rate mortgages, primarily mortgages that have a fixed rate for the first 3 to 5 years and then adjust annually, comprised 34.0% of this portfolio.

•	$77.8 million of loans to single family home builders, including loans made to both middle market and small business home builders. These loans represented 1% of total loans and leases.

IBERIABANK Corporation’s allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

IBERIABANK Corporation maintains an allowance for loan losses in an attempt to cover loan losses inherent in IBERIABANK Corporation’s loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than IBERIABANK Corporation has experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in IBERIABANK Corporation’s credit portfolio, involves a high degree of judgment and complexity. IBERIABANK Corporation’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of IBERIABANK Corporation’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on IBERIABANK Corporation’s financial statements. If IBERIABANK Corporation’s assumptions and judgments prove to be incorrect, IBERIABANK Corporation’s current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Federal and state regulators also periodically review IBERIABANK Corporation’s allowance for loan losses and may require IBERIABANK Corporation to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in IBERIABANK Corporation’s allowance for loan losses would have an adverse effect on its operating results and financial condition.

Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses or an increase in loan charge-offs, which would have an adverse impact on IBERIABANK Corporation’s results of operations and financial condition.

Changes in interest rates and other factors beyond IBERIABANK Corporation’s control may adversely affect its earnings and financial condition.

IBERIABANK Corporation’s net income depends to a great extent upon the level of its net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income IBERIABANK Corporation earns on loans, investments and other interest-earning assets, and the interest IBERIABANK Corporation pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

As of March 31, 2012, IBERIABANK Corporation’s interest rate risk model indicated IBERIABANK Corporation is asset sensitive over a 12-month time frame. A 100 basis instantaneous and parallel upward shift in interest rates at March 31, 2012, was estimated to increase net interest income over 12 months by approximately 2.6%. Similarly, a 100 basis point decrease in interest rates was expected to decrease net interest income by less than 1%. At March 31, 2012, approximately 50% of IBERIABANK Corporation’s total loan portfolio had fixed interest rates. Eliminating fixed rate loans that mature within a one-year time frame reduces this percentage to 48%. Approximately 75% of IBERIABANK Corporation’s time deposit base will re-price within 12 months from March 31, 2012.

Changes in market interest rates are affected by many factors beyond IBERIABANK Corporation’s control, including inflation, unemployment, the money supply, international events, and events in world financial markets. IBERIABANK Corporation attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on IBERIABANK Corporation’s net interest margin and results of operations. Changes in the market interest rates for types of products and services in IBERIABANK Corporation’s markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

If IBERIABANK Corporation or IBERIABANK were unable to borrow funds through access to capital markets, IBERIABANK Corporation may not be able to meet the cash flow requirements of its depositors and borrowers, or the operating cash needs to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. IBERIABANK’s liquidity primarily is used to make loans and leases to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits are established by IBERIABANK Corporation’s board of directors. Management and the Investment Committee regularly monitor the overall liquidity position of IBERIABANK and IBERIABANK Corporation to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management and the Investment Committee also establish policies and monitor guidelines to diversify IBERIABANK’s funding sources to avoid concentrations in any one market source. Funding sources include Federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. IBERIABANK is also a member of the Federal Home Loan Bank, or FHLB, System which provides funding through advances to members that are collateralized with mortgage-related assets.

IBERIABANK Corporation maintains a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed. These sources include sales or securitizations of loans, IBERIABANK Corporation’s ability to acquire additional national market, non-core deposits, additional collateralized borrowings such as FHLB advances, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private offerings. IBERIABANK also can borrow from the Federal Reserve’s discount window.

Amounts available under IBERIABANK Corporation’s existing credit facilities as of March 31, 2012, consist of $1.3 billion in FHLB notes and $115.0 million in the form of federal funds and other lines of credit.

If IBERIABANK Corporation is unable to access any of these funding sources when needed, IBERIABANK Corporation might be unable to meet customers’ needs, which could adversely impact IBERIABANK Corporation’s financial condition, results of operations, cash flows, and level of regulatory-qualifying capital. For further discussion, see Note 13 to the consolidated financial statements in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011.

IBERIABANK Corporation face risks related to its operational, technological and organizational infrastructure.

IBERIABANK Corporation’s ability to grow and compete is dependent on its ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as IBERIABANK Corporation expands. Similar to other large corporations, in IBERIABANK Corporation’s case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, IBERIABANK Corporation is dependent on its operational infrastructure to help manage these risks. In addition, IBERIABANK Corporation is heavily dependent on the strength and capability of its technology systems which it uses both to interface with customers and to manage internal financial and other systems. IBERIABANK Corporation’s ability to develop and deliver new products that meet the needs of its existing customers and attract new ones depends on the functionality of IBERIABANK Corporation’s technology systems. Additionally, IBERIABANK Corporation’s ability to run its business in compliance with applicable laws and regulations is dependent on these infrastructures.

IBERIABANK Corporation continuously monitors its operational and technological capabilities and make modifications and improvements when IBERIABANK Corporation believes it will be cost effective to do so. In some instances, IBERIABANK Corporation may build and maintain these capabilities itself. IBERIABANK Corporation also outsources some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact IBERIABANK Corporation and over which it may have limited control. IBERIABANK Corporation also faces risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in IBERIABANK Corporation’s operational systems or infrastructure, or those of third parties, could impair its liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation and cause financial losses.

IBERIABANK Corporation’s businesses are dependent on their ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services IBERIABANK Corporation provides to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of IBERIABANK Corporation’s client base and its geographical reach, developing and maintaining IBERIABANK Corporation’s operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. IBERIABANK Corporation’s financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond IBERIABANK Corporation’s control, such as a spike in transaction volume, cyber attack or other unforeseen catastrophic events, which may adversely affect IBERIABANK Corporation’s ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although IBERIABANK Corporation takes protective measures to maintain the confidentiality, integrity and availability of IBERIABANK Corporation’s and its clients’ information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber attacks and other events that could have an adverse security impact. Despite the defensive measures IBERIABANK Corporation takes to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

IBERIABANK Corporation also faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate IBERIABANK Corporation’s business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems, data or infrastructure. In addition, as interconnectivity with its clients grows, IBERIABANK Corporation increasingly faces the risk of operational failure with respect to our clients’ systems.

Although IBERIABANK Corporation has not experienced a cyber incident, if one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, IBERIABANK Corporation’s computer systems and networks, or otherwise cause interruptions or malfunctions in IBERIABANK Corporation’s, as well as its clients’ or other third parties’ operations, which could result in damage to IBERIABANK Corporation’s reputation, substantial costs, regulatory penalties and/or client dissatisfaction or loss. Potential costs of a cyber incident may include, but would not be limited to, remediation costs, increased protection costs, lost revenue from the unauthorized use of proprietary information or the loss of current and/or future customers, and litigation.

IBERIABANK Corporation maintains an insurance policy which it believes provides sufficient coverage at a manageable expense for an institution of its size and scope with similar technological systems. However, IBERIABANK Corporation cannot assure that this policy would be sufficient to cover all financial losses, damages, penalties, including lost revenues, should it experience any one or more of our or a third party’s systems failing or experiencing attack.

The loss of certain key personnel could negatively affect IBERIABANK Corporation’s operations.

Although IBERIABANK Corporation has employed a significant number of additional executive officers and other key personnel, its success continues to depend in large part on the retention of a limited number of key executive management, lending and other banking personnel. IBERIABANK Corporation could undergo a difficult transition period if it were to lose the services of any of these individuals. IBERIABANK Corporation’s success also depends on the experience of its banking facilities’ managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key persons could negatively impact the affected banking operations. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on its business, financial condition, or operating results.

Competition may decrease IBERIABANK Corporation’s growth or profits.

IBERIABANK Corporation competes for loans, deposits, title business and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and title companies, many of which have substantially greater resources than it does. Credit unions have federal tax exemptions which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions, like IBERIABANK, that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease IBERIABANK Corporation’s net interest margin, may increase IBERIABANK Corporation’s operating costs, and may make it harder for IBERIABANK Corporation to compete profitably.

Reputational risk and social factors may impact IBERIABANK Corporation’s results.

IBERIABANK Corporation’s ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of IBERIABANK Corporation’s business practices and/or IBERIABANK Corporation’s financial health. Adverse perceptions regarding IBERIABANK Corporation’s business practices and/or IBERIABANK Corporation’s financial health could damage its reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of IBERIABANK Corporation’s competitors, or IBERIABANK Corporation’s industry as a whole, may also adversely impact IBERIABANK Corporation’s reputation. In addition, adverse reputational impacts on third parties with whom it have important relationships may also adversely impact IBERIABANK Corporation’s reputation. Adverse impacts on IBERIABANK Corporation’s reputation, or the reputation of IBERIABANK Corporation’s industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which IBERIABANK Corporation engages with its customers and the products IBERIABANK

Corporation offers. Adverse reputational impacts or events may also increase IBERIABANK Corporation’s litigation risk. IBERIABANK Corporation carefully monitors internal and external developments for areas of potential reputational risk and has established governance structures to assist in evaluating such risks in its business practices and decisions.

IBERIABANK Corporation may be subject to increased litigation which could result in legal liability and damage to its reputation.

IBERIABANK Corporation and IBERIABANK have been named from time to time as defendants in class actions and other litigation relating its businesses and activities. Litigation may include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. IBERIABANK Corporation and its subsidiaries are also involved from time to time in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its business. These matters also could result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

In addition, in recent years, a number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders.

Substantial legal liability or significant regulatory action against IBERIABANK Corporation, including IBERIABANK Corporation’s subsidiaries, could materially adversely affect its business, financial condition or results of operations, or cause significant harm to IBERIABANK Corporation’s reputation. Additional information relating to litigation is discussed in Note 19 (“Commitments and Contingencies”) to the consolidated financial statements and in Part I, Item 3 (“Legal Proceedings”) of IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011 and in Note 13 (“Commitments and Contingencies”) to the consolidated financial statements and in Part II, Item 1 (“Legal Proceedings”) of IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Where You Can Find More Information” on page 64.

Changes in government regulations and legislation could limit IBERIABANK Corporation’s future performance and growth.

The banking industry is heavily regulated. IBERIABANK Corporation is subject to examination, supervision and comprehensive regulation by various federal and state agencies. IBERIABANK Corporation’s compliance is costly and restricts certain of its activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burdens imposed by federal and state regulations put banks at a competitive disadvantage compared to less regulated competitors, such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase IBERIABANK Corporation’s costs of doing business or otherwise adversely affect it and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and IBERIABANK Corporation cannot predict the ultimate effect of these changes, which could have a material adverse effect on its profitability or financial condition. Federal economic and monetary policies may also effect IBERIABANK Corporation’s ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

The geographic concentration of IBERIABANK Corporation’s markets makes its business highly susceptible to local economic conditions.

Unlike larger organizations that are more geographically diversified, IBERIABANK Corporation’s offices are primarily concentrated in selected markets in Louisiana, Alabama, Arkansas, Florida, Tennessee and Texas. As a result of this geographic concentration, IBERIABANK Corporation’s financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets IBERIABANK Corporation serves could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for IBERIABANK Corporation’s products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If IBERIABANK Corporation does not adjust to rapid changes in the financial services industry, IBERIABANK Corporation’s financial performance may suffer.

IBERIABANK Corporation faces substantial competition for deposit, credit, title and trust relationships, as well as other sources of funding in the communities it serves. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by IBERIABANK Corporation. Competing providers may have greater financial resources than IBERIABANK Corporation does and offer services within and outside the market areas it serves. In addition to this challenge of attracting and retaining customers for traditional banking services, IBERIABANK Corporation’s competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If IBERIABANK Corporation is unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, IBERIABANK Corporation’s financial performance and your investment in its common stock could be adversely affected.

Hurricanes or other adverse weather events could negatively affect IBERIABANK Corporation’s local economies or disrupt IBERIABANK Corporation’s operations, which would have an adverse effect on IBERIABANK Corporation’s business or results of operations.

Like other coastal areas, some of IBERIABANK Corporation’s markets are susceptible to hurricanes and tropical storms. Such weather events can disrupt IBERIABANK Corporation’s operations, result in damage to IBERIABANK Corporation’s properties and negatively affect the local economies in which it operates. IBERIABANK Corporation cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing its loans and an increase in the delinquencies, foreclosures and loan losses. IBERIABANK Corporation’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

IBERIABANK Corporation is exposed to intangible asset risk which could impact IBERIABANK Corporation’s financial results.

In accordance with GAAP, IBERIABANK Corporation records assets acquired and liabilities assumed at their fair value, and, as such, acquisitions typically result in recording goodwill. IBERIABANK Corporation performs a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in IBERIABANK Corporation’s business climate, including a significant decline in future operating cash flows, a significant change in IBERIABANK Corporation’s stock price or market capitalization, or a deviation from IBERIABANK Corporation’s expected growth rate and performance may significantly affect the fair value of IBERIABANK Corporation’s goodwill and may trigger additional impairment losses, which could be materially adverse to its operating results and financial position.

IBERIABANK Corporation completed such an impairment analysis during the fourth quarter of 2011 and concluded that an impairment charge was not necessary for the year ended December 31, 2011. Subsequent to the impairment test, management is not aware of any events or changes in circumstances since the test that would indicate goodwill might be impaired. IBERIBANK Corporation cannot provide assurance, however, that it will not be required to take an impairment charge in the future. Any impairment charge has an adverse effect on IBERIABANK Corporation’s shareholders’ equity and financial results and could cause a decline in its stock price.

IBERIABANK Corporation’s reported financial results depend on its management’s selection of accounting methods and certain assumptions and estimates.

IBERIABANK Corporation’s accounting policies and assumptions are fundamental to its reported financial condition and results of operations. IBERIABANK Corporation’s management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report IBERIABANK Corporation’s financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result IBERIABANK Corporation’s reporting materially different results than would have been reported under a different alternative.

Risks Related to FDIC-assisted Transactions

The success of the FDIC-assisted transactions will depend on a number of uncertain factors.

The success of IBERIABANK Corporation’s FDIC-assisted transactions depends on a number of factors, including, without limitation:

•	IBERIABANK Corporation’s ability to integrate the branches acquired in FDIC-assisted transactions into IBERIABANK’s current operations;

•

IBERIABANK Corporation’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in FDIC-assisted transactions;

•	IBERIABANK Corporation’s ability to attract new deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired branches;

•	IBERIABANK Corporation’s ability to effectively compete in new markets in which it did not previously have a presence;

•

IBERIABANK Corporation’s success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•

IBERIABANK Corporation’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables IBERIABANK Corporation to maintain a favorable overall efficiency ratio;

•	IBERIABANK Corporation’s ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	IBERIABANK Corporation’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches such as in the FDIC-assisted transactions, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. Integration of the acquired branches is an operation of substantial size and expense, and may be impacted by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts also are likely to divert IBERIABANK Corporation’s management’s attention and resources. No assurance can be given that IBERIABANK Corporation will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect IBERIABANK Corporation’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. IBERIABANK Corporation may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect IBERIABANK Corporation’s existing profitability, that IBERIABANK Corporation will be able to achieve results in the future similar to those achieved by its existing banking business, that IBERIABANK Corporation will be able to compete effectively in the market areas currently served by the acquired branches, or that IBERIABANK Corporation will be able to manage any growth resulting from the FDIC-assisted transactions effectively.

IBERIABANK Corporation’s ability to grow the acquired branches following the FDIC-assisted transactions depends in part on IBERIABANK Corporation’s ability to retain certain key branch personnel IBERIABANK Corporation expects to hire in connection with the FDIC-assisted transactions. IBERIABANK Corporation believes that the ties these employees have in the local banking markets previously served by the acquired branches are vital to its ability to maintain IBERIABANK Corporation’s relationships with existing customers and to generate new business in these markets. IBERIABANK Corporation’s failure to hire or retain these employees could adversely affect the success of the FDIC-assisted transactions and its future growth.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with the FDIC-assisted transactions all of which may not be supported by the loss sharing agreement with the FDIC.

IBERIABANK Corporation acquired significant portfolios of loans in the FDIC-assisted transactions. Although these loan portfolios will be initially accounted for at fair value, there is no assurance that the loans IBERIABANK Corporation acquired will not become impaired, which may result in additional charge-offs to this portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that IBERIABANK Corporation makes to its loan portfolio, and, consequently, reduce IBERIABANK Corporation’s net income, and may also increase the level of charge-offs on IBERIABANK Corporation’s loan portfolio that it has acquired in its acquisitions and correspondingly reduce net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on IBERIABANK Corporation’s operations and financial condition even if other favorable events occur.

Although IBERIABANK Corporation has entered into loss sharing agreements with the FDIC which provide that a significant portion of losses related to specified loan portfolios that IBERIABANK Corporation has acquired in connection with the FDIC-assisted transactions will be borne by the FDIC, IBERIABANK Corporation is not protected from all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses IBERIABANK Corporation experiences after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact IBERIABANK Corporation’s net income. The loss sharing agreements also impose standard requirements on IBERIABANK Corporation’s which must be satisfied in order to retain loss share protections.

Deposit and loan run-off rates could exceed the rates IBERIABANK Corporation has projected in connection with IBERIABANK Corporation’s planning for the FDIC-assisted transactions and the integration of the acquired branches.

Deposit run-off could be higher than IBERIABANK Corporation’s assumptions. As part of the FDIC-assisted transactions, it is necessary to convert customer loan and deposit data from the failed banks’ data processing systems to IBERIABANK Corporation’s data processing system. Delays or errors in the conversion process could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if IBERIABANK Corporation is not able to service in a cost-effective manner particular loan or deposit products with special features previously offered by the failed banks. Any increase in run-off rates could adversely affect IBERIABANK Corporation’s ability to stimulate growth in the acquired branches, its liquidity, and its results of operations.

Risks About IBERIABANK Corporation’s Common Stock

IBERIABANK Corporation cannot guarantee that it will pay dividends to shareholders in the future.

Cash available to pay dividends to IBERIABANK Corporation’s shareholders is derived primarily, if not entirely, from dividends paid to IBERIABANK Corporation from IBERIABANK. The ability of IBERIABANK to pay dividends to IBERIABANK Corporation, as well as IBERIABANK Corporation’s ability to pay dividends to its shareholders, are limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. IBERIABANK Corporation may also decide to limit the payment of dividends even when IBERIABANK Corporation has the legal ability to pay them in order to retain earnings for use in IBERIABANK Corporation’s business. Further, any lenders making loans to IBERIABANK Corporation may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. For instance, IBERIABANK Corporation is prohibited from paying dividends on its common stock if the required payments on its subordinated debentures have not been made. There can be no assurance of whether or when IBERIABANK Corporation may pay dividends in the future.

The trading history of IBERIABANK Corporation’s common stock is characterized by modest trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of its common stock.

IBERIABANK Corporation’s common stock trades on NASDAQ Global Select Market. During 2011, the average daily trading volume of IBERIABANK Corporation’s common stock was approximately 183,600 shares. IBERIABANK Corporation cannot predict the extent to which investor interest in IBERIABANK Corporation will lead to a more active trading market in its common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of IBERIABANK Corporation’s common stock at any given time, which presence is dependent upon the individual decisions of investors, over which IBERIABANK Corporation has no control.

The market price of IBERIABANK Corporation’s common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in its operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which IBERIABANK Corporation operates;

•	press releases, announcements or publicity relating to IBERIABANK Corporation or IBERIABANK Corporation’s competitors or relating to trends in IBERIABANK Corporation’s industry;

•	changes in expectations as to IBERIABANK Corporation’s future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of IBERIABANK Corporation’s common stock;

•	changes in economic conditions in its marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting IBERIABANK Corporation or its competitors.

These factors may adversely affect the trading price of IBERIABANK Corporation’s common stock, regardless of IBERIABANK Corporation’s actual operating performance, and could prevent IBERIABANK Corporation’s shareholders from selling common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of IBERIABANK Corporation’s common stock, regardless of IBERIABANK Corporation’s trading performance.

In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. IBERIABANK Corporation may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

Sales of a significant number of shares of IBERIABANK Corporation’s common stock in the public markets, or the perception of such sales, could depress the market price of its common stock.

Sales of a substantial number of shares of IBERIABANK Corporation’s common stock in the public markets and the availability of those shares for sale could adversely affect the market price of IBERIABANK Corporation’s common stock. In addition, future issuances of equity securities, including pursuant to the exercise of outstanding stock options, could dilute the interests of IBERIABANK Corporation’s existing shareholders, and could cause the market price of IBERIABANK Corporation’s common stock to decline. IBERIABANK Corporation may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to holders of IBERIABANK Corporation’s common stock. Moreover, to the extent that IBERIABANK Corporation issues restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase IBERIABANK Corporation’s common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, its shareholders may experience further dilution. Holders of IBERIABANK Corporation’s shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to its shareholders. IBERIABANK Corporation cannot predict the effect that future sales of IBERIABANK Corporation’s common stock would have on the market price of IBERIABANK Corporation’s common stock.

IBERIABANK Corporation may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to its common stock as to distributions and in liquidation, which could negatively affect the value of IBERIABANK Corporation’s common stock.

In the future, IBERIABANK Corporation may attempt to increase its capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of its assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of IBERIABANK Corporation’s liquidation, IBERIABANK Corporation’s lenders and holders of its debt and preferred securities would receive a distribution of IBERIABANK Corporation’s available assets before distributions to the holders of its common stock. Because IBERIABANK Corporation’s decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control, IBERIABANK Corporation cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require IBERIABANK Corporation to accept less favorable terms for the issuance of IBERIABANK Corporation’s securities in the future.

IBERIABANK Corporation’s management has broad discretion over the use of proceeds from equity offerings.

IBERIABANK Corporation’s management has significant flexibility in applying the proceeds that it receives from equity offerings. Although IBERIABANK Corporation has indicated its intent to use the proceeds from recent offerings for general corporate purposes, including future acquisitions, IBERIABANK Corporation’s working capital needs, and IBERIABANK Corporation’s investments in its subsidiaries, IBERIABANK Corporation’s management retains significant discretion with respect to uses of proceeds. The proceeds of IBERIABANK Corporation’s offerings may be used in a manner which does not generate a favorable return for IBERIABANK Corporation. IBERIABANK Corporation may use the proceeds to fund future acquisitions of other businesses. In addition, if IBERIABANK Corporation uses the funds to acquire other businesses, there can be no assurance that any business it acquires would be successfully integrated into IBERIABANK Corporation’s operations or otherwise perform as expected.

IBERIABANK Corporation may issue additional securities, which could dilute your ownership percentage.

In many situations, IBERIABANK Corporation’s board of directors has the authority, without any vote of its shareholders, to issue shares of its authorized but unissued stock, including shares authorized and unissued under IBERIABANK Corporation’s stock option plans. In the future, IBERIABANK Corporation may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent IBERIABANK Corporation issues restricted stock units, stock appreciation rights, options or warrants to purchase its common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, IBERIABANK Corporation shareholders may experience further dilution. Any such issuance would dilute the ownership of current holders of IBERIABANK Corporation’s common stock.

FLORIDA GULF BANCORP, INC. SPECIAL MEETING

Florida Gulf is mailing this proxy statement-prospectus to you as a Florida Gulf shareholder on or about June 22, 2012. With this document, Florida Gulf is sending you a notice of the Florida Gulf special meeting of shareholders and a form of proxy that is solicited by the Florida Gulf board of directors. The special meeting will be held on July 25, 2012 at 5:00 p.m., eastern time, at the main office of Florida Gulf located at 9101 College Pointe Court, Fort Myers, Florida 33919.

Matters to be Considered

The purpose of the special meeting of shareholders is to vote on a proposal to approve the Agreement and Plan of Merger dated as of March 19, 2012, by and between Florida Gulf and IBERIABANK Corporation, pursuant to which Florida Gulf will be merged with and into IBERIABANK Corporation.

You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of shareholders, if necessary, to solicit additional proxies to approve the merger agreement.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Florida Gulf;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger agreement and “FOR” approval of any proposal by management to adjourn the special meeting if necessary to solicit additional proxies. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Florida Gulf. Florida Gulf will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on June 15, 2012 has been fixed as the record date for determining the Florida Gulf shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 1,542,630 shares of Florida Gulf common stock were outstanding, and were held by approximately 441 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Florida Gulf common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Florida Gulf common stock entitled to vote at the special meeting. Holders of Florida Gulf common stock on the record date are entitled to vote at the special meeting. Because the required vote is based on the outstanding shares, an abstention will have the same effect as a vote against the merger agreement. As of the record date, directors of Florida Gulf beneficially owned 321,563 shares of Florida Gulf common stock entitled to vote at the special meeting of shareholders. This represents approximately 19.96% of the total votes entitled to be cast at the special meeting. These individuals have entered into support agreements pursuant to which they have agreed to vote “FOR” approval of the merger agreement.

Approval of any proposal to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies, requires the affirmative vote of the holders of a majority of the Florida Gulf common stock represented at the special meeting.

Recommendation of the Board of Directors

The Florida Gulf board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Florida Gulf shareholders and is in the best interest of Florida Gulf and its shareholders and recommends that you vote “FOR” the approval of the merger agreement. See “Approval of Merger — Florida Gulf’s Reasons for the Merger; Recommendation of the Florida Gulf Board of Directors” on page 35. The board of directors also recommends that you vote “FOR” approval of a proposal to adjourn or postpone the special meeting if necessary to solicit additional proxies to approve the merger agreement.

APPROVAL OF THE MERGER

The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement-prospectus (without exhibits) as Appendix A hereto.

General

Pursuant to the merger agreement, Florida Gulf will merge with and into IBERIABANK Corporation, with IBERIABANK Corporation as the surviving entity. If the average of the 24-hour daily weighted trading average of IBERIABANK Corporation common stock for the measurement period is between $61.25 and $47.15, each outstanding share of Florida Gulf common stock will be converted into the right to receive a number of shares of IBERIABANK Corporation common stock equal to the quotient of $23.00 divided by the average price over the measurement period. If the average trading price of IBERIABANK Corporation common stock over the measurement period is equal to or greater than $61.25, or less than or equal to $47.15, each share of Florida Gulf common stock will be converted into either 0.376 share or 0.488 share, respectively, of IBERIABANK Corporation common stock. Cash will be paid in lieu of any fractional share of Florida Gulf common stock. See “Conversion of Florida Gulf Common Stock” below.

As a result of the merger, the separate corporate existence of Florida Gulf will cease and IBERIABANK Corporation will succeed to all the rights and be responsible for all the obligations of Florida Gulf. In the merger, IBERIABANK Corporation will acquire all of the outstanding shares of common stock of Florida Gulf Bank. Florida Gulf Bank will then merge with and into IBERIABANK, as a result of which, the separate corporate existence of Florida Gulf Bank will cease. Upon consummation of the merger, the board of directors and officers of each of IBERIABANK Corporation and IBERIABANK shall consist of those persons serving as directors and officers of IBERIABANK Corporation and IBERIABANK prior to the merger.

The Parties

IBERIABANK Corporation

IBERIABANK Corporation, a Louisiana corporation, is the bank holding company for IBERIABANK, a wholly owned Louisiana-chartered commercial bank subsidiary, both headquartered in Lafayette, Louisiana. The principal business of IBERIABANK Corporation is conducted through IBERIABANK. IBERIABANK operates full service bank branch offices in its market areas throughout Louisiana, Texas, Arkansas, Alabama, Tennessee and Florida. IBERIABANK provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. IBERIABANK also offers discount brokerage services through a wholly owned subsidiary. IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” At March 31, 2012, IBERIABANK Corporation had total assets of $11.8 billion, total deposits of $9.5 billion and shareholders’ equity of $1.5 billion.

Florida Gulf Bancorp, Inc.

Florida Gulf Bancorp, Inc., a Florida corporation, is the bank holding company for Florida Gulf Bank, a wholly owned Florida-chartered commercial bank subsidiary, both headquartered in Fort Myers, Florida. Florida Gulf Bank has eight banking offices in the Fort Myers market, all of which are in Lee County, Florida. As of March 31, 2012, Florida Gulf had total assets, deposits and equity of approximately $376 million, $302 million and $28 million, respectively.

Conversion of Florida Gulf Common Stock

If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, each outstanding share of Florida Gulf common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•

if the average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock as reported on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the 15 trading days ending one business day prior to the effective date of the merger (referred to as the average price) is less than $61.25 per share and greater than $47.15 per share, a number of shares of IBERIABANK Corporation common stock equal to $23.00 divided by the average of the 24 hour daily weighted average trading price over the measuring period and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock; or

•

if the average price during the measurement period (as described above) is greater than or equal to $61.25 per share, the exchange ratio will equal 0.376 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock; or

•

if the average price during the measurement period (as described above) is less than or equal to $47.15 per share, the exchange ratio will equal 0.488 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock.

The following table provides examples of how the value of the merger consideration may change depending on the average price of IBERIABANK Corporation common stock. The range of average prices set forth in the table has been included for representative purposes only. IBERIABANK Corporation cannot assure you as to what the market price of the IBERIABANK Corporation common stock to be issued in the merger will be at or following the time of the exchange.

Hypothetical 15 Day Average Price of IBERIABANK Corporation Common Stock	Exchange Ratio	Implied Value Received in Exchange Per Share of Florida Gulf Common Stock
$64.25	0.376	$24.16
$63.25	0.376	$23.78
$62.25	0.376	$23.41
$61.25	0.376	$23.03
$61.24	0.376	$23.00
$60.25	0.382	$23.00
$59.25	0.388	$23.00
$55.25	0.416	$23.00
$49.25	0.467	$23.00
$48.25	0.477	$23.00
$47.16	0.487	$23.00
$47.15	0.488	$23.01
$46.25	0.488	$22.57
$45.25	0.488	$22.08
$44.25	0.488	$21.59

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average trading price of IBERIABANK Corporation common stock on The Nasdaq Global Select Stock Market for the 15 trading days ending the trading day prior to the effective date of the merger. The actual average price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of IBERIABANK Corporation common stock may not be shown in the above table.

The average of the 24-hour daily weighted average trading prices of IBERIABANK Corporation common stock on each of the 15 trading days ended June 19, 2012 was $47.63. If this was the average price during the measurement period, you would receive 0.483 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock owned by you. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the NASDAQ Global Select Market under the symbol “IBKC”.

The exchange ratio was arrived at through arm’s-length negotiations between Florida Gulf and IBERIABANK Corporation. The merger agreement provides that, if IBERIABANK Corporation effects a stock dividend, reclassification, recapitalization, split, or combination of the shares of IBERIABANK Corporation common stock, an appropriate adjustment to the exchange ratio will be made.

Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of Florida Gulf who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by the market value of a share of IBERIABANK Corporation common stock, as defined in the merger agreement.

In addition, on the closing of the merger, shareholders of Florida Gulf may be eligible to receive, pro rata, a contingent cash payment equal to sixty-five percent (65%) of the estimated loss (to account for tax impact) on certain identified loans which, prior to the closing date, have been paid off at par, or renewed or modified on terms and conditions to the complete agreement and satisfaction of IBERIABANK Corporation and Florida Gulf.

Florida Gulf shareholders may also be eligible to receive, on a pro rata basis, not less than thirty (30) days following each anniversary date of the closing of the merger during a period of three years, a cash payment equal to fifty percent (50%) of recovered estimated losses (to account for tax impact and estimated workout costs) on certain identified loans which, to IBERIABANK Corporation’s complete satisfaction, have been (i) paid off at par, (ii) paid off at less than par but in excess of the recovered estimated loss of principal through a short sale or liquidation (including workouts, recovery from collateral and pursuit of guarantees and other obligations); (iii) fully secured by additional collateral, (iv) renewed, or (v) otherwise modified, prior to that each anniversary date. Any such payment which may be made following the third anniversary date shall also include any identified loan which is then determined to be performing. For purposes of this payment, “performing” means an identified loan which has been determined to be a “pass rated credit” under IBERIABANK’s most recent credit risk assessment process. During this three-year period, IBERIABANK Corporation must use its reasonable best efforts to maximize collections and preserve the value of the identified loan account, in accordance with prudent and reasonable commercial practices and procedures appropriate to the administration of the identified loans.

On the closing date of the merger, IBERIABANK Corporation will establish an identified loan account at IBERIABANK equal to the remaining amount of additional cash payment not paid on the effective date for the benefit of Florida Gulf common shareholders of record at the effective date. The identified loan account shall be determined by a majority vote of a committee consisting of two representatives chosen by the Florida Gulf board of directors and subsequently by the Lee County Advisory Board and three representatives chosen by IBERIABANK Corporation, one of whom will be IBERIABANK Corporation’s Chief Credit Officer.

Although the value of these contingent cash payments is a small fraction of the overall merger consideration, each of these payments is an integral part of the consideration to be paid to Florida Gulf shareholders in the merger. Florida Gulf shareholders who receive rights to receive these contingent cash payments should consider the following limitations on and conditions to these rights:

•	The rights to receive contingent cash payments will be non-interest bearing.

•	The rights will not be assignable or transferable except by operation of law.

•	The rights will not be represented by any form of certificate or instrument.

•	The rights will not be dependent on IBERIABANK Corporation’s operating results subsequent to the merger, but on the performance of the identified loans.

Stock Options

On the effective date of the merger, each option to purchase shares of Florida Gulf common stock granted under the Florida Gulf stock option plans, whether vested or unvested, that is outstanding will cease to represent a right to acquire Florida Gulf common stock and will be assumed by IBERIABANK Corporation and converted automatically into a fully vested and exercisable option to purchase a number of shares of IBERIABANK Corporation common stock equal to the number of shares of Florida Gulf common stock subject to the option immediately prior to the effective date, multiplied by the applicable exchange ratio (rounded down to the nearest whole share). The exercise price per share of IBERIABANK Corporation common stock for such option will equal the price per share under the Florida Gulf stock option, divided by the appropriate exchange ratio. The option will have the same terms and conditions as were in effect immediately prior to the effective date under Florida Gulf’s stock option plan. Notwithstanding the foregoing, the number of shares of IBERIABANK Corporation common stock subject to any converted Florida Gulf stock option and the exercise price per share of any converted Florida Gulf stock option will be determined in a manner that (i) will result in such converted option remaining compliant with, or exempt from, the requirements of Section 409A of the Code and the Department of Treasury Regulations issued thereunder, (ii) with respect to each Florida Gulf stock option intended to qualify as an “incentive stock option” under the Code, is consistent with the requirements of Section 424(h) of the Code and the Department of Treasury Regulations issued thereunder, and (iii) most closely reflects the economics of the foregoing adjustments. IBERIABANK Corporation has agreed that the IBERIABANK Corporation common stock underlying such options will be registered under federal and, if appropriate, applicable state securities laws as soon as practicable subsequent to the effective date of the merger.

Stock Purchase Warrants

As of June 15, 2012, Florida Gulf had 37,360 stock purchase warrants outstanding, which are exercisable for 37,360 shares of Florida Gulf common stock. The stock purchase warrants must be exercised prior to effectiveness of the merger, or such rights will terminate.

Procedure for Exchanging Certificates

At or prior to the effective date of the merger, IBERIABANK Corporation will deposit with an exchange agent certificates representing the shares of IBERIABANK Corporation common stock and the estimated amount of cash to be paid in lieu of fractional shares of IBERIABANK Corporation common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Florida Gulf common stock.

On the effective date of the merger, each Florida Gulf shareholder will cease to have any rights as a shareholder of Florida Gulf, and his or her sole rights will be to receive IBERIABANK Corporation common stock, and cash in lieu of any fractional shares, into which his or her shares of Florida Gulf common stock have been converted pursuant to the merger agreement.

Prior to the effective date of the merger, a letter of transmittal, together with instructions for the exchange of certificates representing shares of Florida Gulf common stock for the merger consideration, will be mailed to each person who is a shareholder of record of Florida Gulf on the effective date of the merger. Shareholders are requested not to send in their Florida Gulf common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Florida Gulf common stock certificates.

After the effective time of the merger, each certificate formerly representing Florida Gulf common stock, until so surrendered and exchanged, will evidence only the right to receive the number of whole shares of IBERIABANK Corporation common stock that the holder is entitled to receive in the merger, any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock and any dividend or other distribution with respect to IBERIABANK Corporation common stock with a record date occurring after the effective time of the merger. IBERIABANK Corporation, at its option, may decline to pay former shareholders of Florida Gulf who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date of the merger until they have surrendered their certificates for Florida Gulf common stock. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of IBERIABANK Corporation common stock, will be paid without interest.

If your Florida Gulf stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect IBERIABANK Corporation against claims related to your common stock.

Background of the Merger

For several years, investment banking firms have visited Florida Gulf’s President and Chief Executive Officer, William P. Valenti. Mr. Valenti routinely apprised Florida Gulf’s board of directors of these visits and provided an account of discussions. Generally, such visits were in the nature of a general report on the market for bank equity offerings and merger activity among community banks. Since these discussions occurred with some frequency, the board appointed Mr. Valenti and Chairman James Moore as a committee to act as an initial screening mechanism and report to the board on any substantive discussions. The board also occasionally invited investment banking representatives to make presentations to the board on bank equity markets and merger and acquisition activity, particularly in Florida.

In August 2011, Mr. Valenti received an invitation to visit Bank A and review an informal proposal for a combination of Florida Gulf and Bank A. On August 17, 2011, Mr. Valenti signed a confidentiality agreement in connection with this proposal and reported his discussions to Chairman Moore, and, subsequently, to the full board of Florida Gulf at a meeting. It was determined that Bank A’s indication of interest was not in the best interest of Florida Gulf and its shareholders and the board decided not to proceed.

In September 2011, Thomas G. Rudkin, Managing Director of Syndicated Capital, Inc., contacted Mr. Valenti to arrange a meeting between him and a representative of Bank B. This meeting took place at the offices of Florida Gulf on September 13, 2011. Following the meeting, senior management of Bank B invited Mr. Valenti to meet with other members of its team at their offices. Mr. Valenti accepted their invitation and reported on his meeting to Chairman Moore. Subsequently, these discussions were reported to Florida Gulf’s board of directors at its meeting on September 21, 2011. The board also received a presentation at this meeting from a representative of another investment banking firm. The board of Florida Gulf had invited this investment banking firm to update it on conditions in the market for bank combinations. The firm had not been engaged to review the proposal from Bank B. The board determined that it would continue to rely on Mr. Valenti and Mr. Moore to keep it informed of any other merger discussions.

On September 21, 2011, following the Florida Gulf board meeting, Mr. Valenti visited with members of senior management of Bank B. Following that meeting, Mr. Valenti and Mr. Rudkin discussed the possibility that Bank B would be interested in a combination. Mr. Rudkin also indicated that he would like to introduce Florida Gulf to a representative of IBERIABANK Corporation. Mr. Valenti reviewed these discussions with Mr. Moore on September 23, 2011. Mr. Valenti agreed to meet with Mr. John R. Davis, Senior Executive Vice President of Finance and Investor Relations of IBERIABANK Corporation, on September 27, 2011.

As discussions ensued, Mr. Rudkin scheduled to meet with Messrs. Valenti and Moore at Florida Gulf’s office. The meeting took place on November 30, 2011. Mr. Rudkin presented an overview and analysis of a preliminary indication of interest from Bank B. In addition they discussed a planned visit from members of IBERIABANK Corporation’s senior management. The group agreed that although initial discussions with Bank B seemed attractive, concern arose regarding the relative newness of Bank B’s common stock as a currency, and length of time it might take for Bank B’s stock to reach its potential. However, the possibility of a combination with IBERIABANK Corporation seemed more attractive in light of IBERIABANK Corporation’s established history and solid performance. Florida Gulf agreed that it would meet with representatives of IBERIABANK Corporation for further discussions.

On December 6, 2011, Messrs. Valenti and Moore met with representatives of IBERIABANK Corporation, including Mr. Davis, Mr. Michael J. Brown, Vice Chairman and Chief Operating Officer, and Mr. Jonathan A. Shanfield, Senior Vice President. After a tour of Florida Gulf Bank’s banking offices and Fort Myers area, the members of IBERIABANK Corporation offered insight into IBERIABANK Corporation’s history and culture, as well as IBERIABANK Corporation’s plans for the future. IBERIABANK Corporation proposed that it provide to Florida Gulf a letter outlining generally terms it would consider as compensation to shareholders of Florida Gulf, subject to IBERIABANK Corporation’s due diligence review. Messrs. Moore and Valenti agreed to present IBERIABANK Corporation’s expression of interest to the board of directors of Florida Gulf.

On December 23, 2011, Mr. Valenti received a letter from Mr. Davis outlining a proposed combination of IBERIABANK Corporation and Florida Gulf at a valuation of $20 to $22 per share of Florida Gulf common stock. This letter was discussed by Florida Gulf’s board of directors at a special meeting held on December 28, 2011. Discussion concerned the letter proposal of IBERIABANK Corporation as well as discussions with Bank B. The board decided to call a special meeting on January 5, 2012 to discuss IBERIABANK Corporation’s proposal in detail with assistance of Florida Gulf’s counsel.

On January 5, 2012, the board convened to consider IBERIABANK Corporation’s proposal and review with counsel key steps in the process of considering an offer, evaluating its strengths and weaknesses, and how to proceed if the board chose to move forward with negotiations. After careful evaluation of IBERIABANK Corporation’s proposal and alternatives, the board directed Mr. Moore to contact Mr. Davis and to thank him and IBERIABANK Corporation for their interest, but that IBERIABANK Corporation’s offer was not acceptable. The board stated that before further negotiations could take place, Florida Gulf expected the offer to be increased. The board also discussed engaging an investment banker to assist in the transaction, and, if successful, to provide a fairness opinion. Mr. Valenti was asked to review the background and capability of Syndicated Capital, Inc. and Mr. Rudkin, and to provide a report to the board.

Mr. Moore expressed the board’s view of IBERIABANK Corporation’s proposed terms to Mr. Davis. Mr. Davis assured Mr. Moore that if IBERIABANK Corporation were permitted to conduct a due diligence review of the loan portfolio, IBERIABANK Corporation could potentially reconsider its current offer. Florida Gulf entered into a confidentiality agreement with IBERIABANK Corporation and arranged for a due diligence team from IBERIABANK Corporation to review its loan portfolio during the weekend of January 14 to 16, 2012.

Florida Gulf’s board also decided to engage Mr. Rudkin and Syndicated Capital, Inc. to assist in evaluating any offer from IBERIABANK Corporation. Florida Gulf executed an engagement letter with Syndicated Capital, Inc. on January 10, 2012.

Subsequent to loan portfolio due diligence, Mr. Valenti again received notice from Mr. Davis that IBERIABANK Corporation would consider an offer of $20 to $22 per share of Florida Gulf common stock, and that IBERIABANK Corporation had identified potential losses resulting in a lower offer than anticipated.

Florida Gulf’s board met on February 15, 2012 to discuss the most recent proposal and discussions held on a conference call between Mr. Moore, Mr. Rudkin, Mr. Valenti, Mr. Davis and IBERIABANK Corporation’s chief credit officer, Mr. H. Gregg Strader. Representatives of IBERIABANK Corporation were informed that discussions could not continue based on IBERIABANK Corporation’s latest offer and, in Florida Gulf’s opinion, IBERIABANK Corporation’s due diligence examination did not take into account certain key elements of loans reviewed. Messrs. Strader and Davis requested an opportunity to have a follow up due diligence examination based on new information provided by management of Florida Gulf. This meeting occurred on February 17, 2012. As a result of this second round of due diligence, IBERIABANK Corporation indicated that it was able to increase its proposal and suggested a three year contingent cash payment as a way for Florida Gulf’s shareholders to receive additional value after closing.

On February 24, 2012 Messrs. Moore and Valenti met with Mr. Davis to review IBERIABANK Corporation’s updated offer as contained in the proposal letter and agreed to present the offer to the board of Florida Gulf.

On February 29, 2012, the board of directors of Florida Gulf, Florida Gulf’s legal counsel and Mr. Rudkin met to discuss the proposal. The board of directors unanimously approved the proposal. The board requested that Messrs. Moore and Valenti continue discussions with IBERIABANK Corporation and commence negotiation of a definitive agreement, the final terms of which would be considered by Florida Gulf’s board. During the first weeks of March 2012, Florida Gulf and IBERIABANK Corporation continued discussions regarding a proposed transaction, and negotiated a form of definitive agreement and other related agreements. The parties agreed upon form of agreements during the week of March 12, 2012. On March 19, 2012, Florida Gulf’s board met to discuss the merger and consider the proposed definitive agreement. At that meeting, Florida Gulf’s board discussed the terms of the proposed transaction, and reviewed the agreements to be entered into by the parties. In addition, Syndicated Capital, Inc., in its role as financial advisor to Florida Gulf, presented Florida Gulf’s board with its opinion that the consideration to be received by holders of Florida Gulf common stock in the merger is fair to such holders from a financial point of view. In addition, legal counsel for Florida Gulf reviewed the form of the agreements to be entered into by the parties. Florida Gulf’s board then unanimously approved the merger agreement and transactions contemplated thereby. The board also authorized Florida Gulf’s management to sign the merger agreement.

Florida Gulf’s Reasons for the Merger; Recommendation of the Florida Gulf Board of Directors

The Florida Gulf board of directors, with the assistance of its financial and legal advisors, evaluated the financial, market and other considerations bearing on the decision to recommend the merger. The terms of the merger, including the exchange ratio, are a result of arm’s-length negotiations between the representatives of Florida Gulf and IBERIABANK Corporation. In reaching its conclusion that the merger is in the best interest of Florida Gulf and its shareholders, the Florida Gulf board of directors carefully considered the following material factors:

•

the financial terms of the merger, including, among other things, the opinion of Syndicated Capital, Inc. as to the fairness of the consideration to be received by holders of Florida Gulf common stock in the merger, from a financial point of view;

•	the interests of shareholders in obtaining greater liquidity for their investment, and the fact that IBERIABANK Corporation is traded on the NASDAQ Global Select Market;

•

that the merger qualifies as a tax-free reorganization for Florida Gulf shareholders except to the extent of any cash received by Florida Gulf shareholders, which will enable Florida Gulf shareholders to exercise control over their own tax and financial planning;

•

a comparison of the prospects of Florida Gulf as an independent entity and as a component of IBERIABANK Corporation after the merger, including the prospects of an independent Florida Gulf to achieve growth in investment value equal to or in excess of that which IBERIABANK Corporation may achieve;

•

certain financial and other information concerning IBERIABANK Corporation, including, among other things, information with respect to the business, operations, condition and prospects of IBERIABANK Corporation, as well as the market performance of its common stock, and its dividend payment history and capacity;

•	a comparison of the terms of the proposed merger with comparable transactions; and

•	the likelihood of the merger being approved by the appropriate regulatory authorities without undue conditions or delay and in accordance with the terms initially proposed by IBERIABANK Corporation.

The Florida Gulf board of directors believes that by becoming part of a larger organization with greater resources, Florida Gulf will be able to expand more rapidly, serve its customers and communities better and provide a broader array of services that will be competitive in the Southwest Florida area.

While each member of the Florida Gulf board of directors individually considered the foregoing and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. Florida Gulf’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of Florida Gulf’s shareholders.

Florida Gulf’s board unanimously recommends that Florida Gulf shareholders vote “FOR” the merger agreement.

Opinion of Florida Gulf’s Financial Advisor

Florida Gulf retained Syndicated Capital, Inc. to provide its opinion as to the fairness from a financial point of view of the merger consideration to be received by common shareholders of Florida Gulf. As part of its investment banking business, Syndicated Capital, Inc.’s investment banking professionals are regularly engaged in the valuation of securities in connection with mergers and acquisitions. The board of directors of Florida Gulf retained Syndicated Capital, Inc. based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and because its investment banking professionals have experience in transactions similar to the merger.

In connection with its opinion, Syndicated Capital, Inc. has, among other things:

•

reviewed certain publicly available consolidated financial statements of Florida Gulf and IBERIABANK Corporation and certain other relevant financial and operating data of the Florida Gulf and IBERIABANK Corporation including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years made available to us from published sources and by officers of Florida Gulf and IBERIABANK Corporation;

•	reviewed certain internal financial and operating information, including certain projections, relating to Florida Gulf and prepared by its management;

•	reviewed the financial terms of the merger;

•	reviewed the financial terms, to the extent publicly available, of certain similar transactions Syndicated Capital, Inc. deemed relevant;

•	reviewed certain publicly available information relating to certain companies it deemed appropriate in analyzing Florida Gulf and IBERIABANK Corporation;

•	reviewed the trading history and pricing multiples of the IBERIABANK Corporation’s common stock;

•

conducted conversations regarding recent and projected financial performance of Florida Gulf with certain members of executive and senior management of Florida Gulf and others concerning the past and current results of operations of Florida Gulf, its current financial condition and management’s opinion of the respective future prospects;

•	reviewed the merger agreement; and

•

performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as Syndicated Capital, Inc. deemed relevant.

Syndicated Capital, Inc. did not independently verify any of the information concerning Florida Gulf and IBERIBANK Corporation considered by it in connection with our review of the merger and, for purposes of the opinion set forth herein, it assumed and relied upon the accuracy and completeness of all such information. With respect to the financial forecasts and projections made available to it and used in its analysis, Syndicated Capital, Inc. assumed that such projections and forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Florida Gulf as to expected future financial performance. Syndicated Capital, Inc. was not engaged to assess the achievability of such projections or assumptions. In addition, Syndicated Capital, Inc. did not conduct a physical inspection or appraisal of any of the assets, properties, or facilities of either Florida Gulf or IBERIBANK Corporation nor was it furnished with any such evaluation or appraisal. Syndicated Capital, Inc. advised Florida Gulf that it was not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Florida Gulf and IBERIABANK Corporation, respectively, are, in the aggregate, adequate to cover such losses. Syndicated Capital, Inc.’s opinion is based upon market, economic, financial and other conditions as such conditions exist on, and can be evaluated as of, the date of its opinion. Any change in such conditions would require a reevaluation of its opinion.

In connection with Syndicated Capital, Inc.’s opinion, it assumed that the merger will be consummated on terms and subject to conditions described in the merger agreement. Syndicated Capital, Inc. also assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on Florida Gulf or IBERIABANK Corporation.

In rendering the fairness opinion, Syndicated Capital, Inc. performed a variety of financial analyses. The preparation of an opinion involves various determinations as to relevant methods of financial analysis and the application of those methods to particular circumstances. Consequently, the fairness opinion is not readily susceptible to a partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, and is based upon the experience and judgment of Syndicated Capital, Inc., not merely the result of mathematical analysis of financial data. Syndicated Capital, Inc. did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Syndicated Capital, Inc. believes that its analysis must be considered as a whole and that selecting portions of its analyses and of factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuation resulting from any particular analysis described below should not be taken to be Syndicated Capital Inc.’s view of the actual value of Florida Gulf, IBERIABANK Corporation or the combined entity.

As part of its investment banking services, Syndicated Capital, Inc. is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. It has acted as financial advisor to the board of directors of Florida Gulf in connection with the merger and will receive a fee for its services as discussed below. In addition, Florida Gulf has agreed to indemnify Syndicated Capital, Inc. for certain liabilities arising out of and in connection with rendering of its opinion.

In performing its analyses, Syndicated Capital, Inc. made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Florida Gulf or IBERIABANK Corporation. The analyses performed by Syndicated Capital, Inc. are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Syndicated Capital, Inc.’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Florida Gulf with respect to the value of Florida Gulf or IBERIABANK Corporation or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Syndicated Capital, Inc. in connection with its opinion. This discussion utilizes financial unaudited information concerning Florida Gulf and IBERIABANK Corporation as of December 31, 2011.

Florida Gulf Discounted Cash Flow and Discounted Tangible Book Value Analysis. Using a discounted cash flow analysis, Syndicated Capital, Inc. estimated the present value of the future after-tax cash flow streams and tangible equity that Florida Gulf could produce on a stand-alone basis through December 31, 2013 under various circumstances, assuming it performed in accordance with the projections provided by the management of Florida Gulf. Syndicated Capital, Inc. discounted the annual net after tax profits through December 31, 2013 and terminal values using discount rates of 12.0% and 10.0%. The discounted cash flow analysis indicated a range of values per share of $20.62 and $21.57, respectively, and at

150% of tangible equity indicated a range of values per share of $20.94 and $21.90 as shown in the table below compared to the estimated merger consideration of $23.00 per share.

Discount Rate
	12%	10%

Per Share Present value of Discounted Cash Flow	$20.62	$21.57
Per Share Present value of 150% of Tangible Book Value	$20.94	$21.90

Analysis of Selected Transactions. Syndicated Capital, Inc. performed an analysis of premiums paid in selected acquisitions of banking organizations. Four sets of transactions were selected to ensure a thorough analysis.

	Price/Book (%)	Price/Tang. Bk (%)	Price/LTM EPS	Price/Deps	Fran. Prem/Core Deps.
High	142.2	142.2	NA	62.85	19.52
Low	27.8	27.8	NA	1.13	-12.44
Average	85.6	88.1	NA	14.58	0.06
Median	92.8	92.8	NA	10.65	-1.58
Florida Gulf Bank		147.3	46.4	15.07	4.85

The first set of comparable transactions consisted of 30 selected transactions for banks in Florida from January 1, 2009 until February 29, 2012.

The second set of comparable transactions consisted of 32 selected transactions for banks in the Southeast United States during January 1, 2011 until February 29, 2012.

	Price/Book (%)	Price/Tang. Bk (%)	Price/LTM EPS	Price/Deps	Fran. Prem/Core Deps.
High	123.4	123.5	22.0	22.26	5.69
Low	7.6	8.0	22.0	0.56	-7.58
Average	70.7	71.5	22.0	8.06	-1.72
Median	65.8	66.4	22.0	6.57	-1.65
Florida Gulf Bank		147.3	46.4	15.07	4.85

The third set of comparable transactions consisted of 25 selected transactions for banks nationwide from January 1, 2011 to February 29, 2012 with total assets greater than $250 million and less than $475 million.

	Price/Book (%)	Price/Tang. Bk (%)	Price/LTM EPS	Price/Deps	Fran. Prem/Core Deps.
High	143.7	165.0	63.6	20.10	7.61
Low	25.3	25.3	17.2	1.90	-5.46
Average	90.8	92.7	39.4	9.50	0.54
Median	93.8	93.8	39.6	9.88	-0.71
Florida Gulf Bank		147.3	46.4	15.07	4.85

The forth set of comparable transactions consisted of 4 banks selected from the nationwide list in 2011 which had equal or better performance results relative to Florida Gulf.

	Date Announced	Buyer	Target
1	10/10/2011	First Financial Corp.	Freestar Bank NA
2	10/25/2011	Berkshire Hills Bancorp Inc.	Connecticut Bank and Trust Co.
3	11/16/2011	NBT Bancorp Inc.	Hampshire First Bank
4	12/5/2011	Beneficial Mutual Bncp (MHC)	SE Financial Corp.

	Price/Book (%)	Price/Tang. Bk (%)	Price/LTM EPS	Price/Deps	Fran. Prem/Core Deps.
High	143.7	165.0	51.2	20.10	7.61
Low	110.5	110.5	25.2	11.92	2.38
Average	133.2	140.7	38.2	15.02	5.42
Median	139.4	143.6	38.2	14.03	6.26
Florida Gulf Bank		147.3	46.4	15.07	4.85

Contribution Analysis. Syndicated Capital, Inc. reviewed the relative contribution of Florida Gulf and IBERIABANK Corporation to the combined company based on regulatory data as of December 31, 2011 for Florida Gulf and IBERIABANK Corporation. Syndicated Capital, Inc. compared pro forma ownership interests of Florida Gulf and IBERIABANK Corporation of 2.2% and 97.8% respectively, to (1) total assets of 2.9% and 97.1%, respectively; (2) total loans of 3.4% and 96.6%, respectively; (3) total deposits of 2.9% and 97.1%, respectively; (4) net interest income of 3.5% and 96.5%, respectively; (5) non-interest income of 1.1% and 98.9%, respectively; (6) non-interest expense of 2.4% and 97.6%, respectively; (7) December 31, 2011 last 12 months (“LTM”) earnings of 1.4% and 98.6%, respectively; and (8) December 31, 2011 total equity of 2.2% and 97.8%, respectively.

The contribution analysis shows that ownership of the shareholders of Florida Gulf in the combined company exceeds LTM earnings and non-interest income, but is less than assets, loans, deposits, net interest income, and non-interest income. The contributions are shown in the table following.

	Assets	%	Loans		%	Deposits	%
FGB	$350,485,000	2.9%	$262,761,000		3.4%	$280,470,000	2.9%
IBKC	$11,757,927,000	97.1%	$7,388,037,000		96.6%	$9,289,013,000	97.1%

Combined Co.	$12,108,412,000	100.0%	$7,650,798,000		100.0%	$9,569,483,000	100.0%

	Net Int. Income	%	Non-Int. Income		%	Non-Int. Expense	%
FGB	$12,301,000	3.5%	$1,377,000		1.1%	$8,775,000	2.4%
IBKC	$338,257,000	96.5%	$128,384,000		98.9%	$353,030,000	97.6%

Combined Co.	$350,558,000	100.0%	$129,761,000		100.0%	$361,805,000	100.0%

	Earnings	%	Shares		%	Tangible Equity	%
FGB	$758,000	1.4%	671,741	*	2.2%	$23,852,000	2.2%
IBKC	$53,538,000	98.6%	29,373,905		97.8%	$1,080,959,704	97.8%

Combined Co.	$54,296,000	100.0%	30,045,646		100.0%	$1,104,811,704	100.0%

*	IBKC Shares 671,741

Pro Forma Financial Impact Analysis. Syndicated Capital, Inc. analyzed the pro forma impact of the merger on the estimated earnings per share, tangible book value per share and dividends per share for the twelve month periods ending December 31, 2012 and December 31, 2013 based upon the projections provided by management of Florida Gulf on a stand-alone basis assuming modest after-tax cost savings of $225,000 for December 31, 2012 and $330,022 for December 31, 2013. The analysis indicated pro forma consolidated earnings per share accretion of $.02 in year one and accretion of $.04 in year two. The analysis further indicated pro forma consolidated tangible book value per share accretion of $.03 in year one and $.06 in year two.

Comparable Company Analysis. Syndicated Capital, Inc. compared operating and market results of IBERIABANK Corporation to results of other publicly traded banking companies. Comparable publicly traded companies were selected primarily on the basis of two criteria: financial performance and total asset size. IBERIABANK Corporation was compared to banks with total assets between $10.5 billion and $14 billion. Data in the following table is based on GAAP financial information provided by SNL Financial and is dated as of December 31, 2011. Certain ratios presented below are proprietary to SNL Financial and may not strictly conform to common industry determination.

	IBERIABANK Corporation	Peer Group Median
Net Interest Margin	3.54%	3.19%
Efficiency Ratio	73.27%	61.92%
Return on Average Assets	0.49%	0.64%
Return on Average Equity	3.76%	4.46%
Tangible Common Equity to Tangible Asset Ratio	9.52%	9.14%
Ratio of Non-performing Assets to Total Assets	0.70%	2.74%
Ratio of Loan Loss Reserves to Non-performing Assets	236.74%	48.67%

As measured by return on average assets and return on average equity, IBERIABANK Corporation’s performance was slightly lower than that of its peer group median. IBERIABANK Corporation’s asset quality, as measured by ratio of non-performing assets to total assets was significantly better than peer group medians. IBERIABANK Corporation’s ratio of loan loss reserves to non-performing assets was higher than peer group medians. IBERIABANK Corporation’s capital level was generally higher than its peers, with a ratio of tangible common equity to tangible asset ratio above that of its peers.

Syndicated Capital, Inc. compared IBERIABANK Corporation’s trading results to its peers. The results are contained in the following table. The following table’s data, as of March 14, 2012, is based on publicly available GAAP financial information and market data provided by SNL Financial:

	IBERIABANK Corporation	Peer Group Median
Market Price as a Percent of Stated Book Value	106.8%	100.0%
Market Price as a Percent of Stated Tangible Book Value	146.5%	145.4%
Price as a Multiple of LTM Earnings	28.8x	17.1x
Dividend Yield	2.52%	0.30%

IBERIABANK Corporation’s price-to-book results, as measured by its market price as a percent of stated book value and its market price to stated tangible book value, were slightly higher than the comparable peer group medians. As shown in the price as a multiple of the last 12 month’s earnings, IBERIABANK Corporation’s price-to-earnings multiple was significantly higher than its peers. IBERIABANK Corporation’s dividend yield outperformed its peers.

Pursuant to its engagement letter with Florida Gulf, Syndicated Capital, Inc. will receive a fee equal to 0.75% of the total transaction consideration. In addition, Florida Gulf has agreed to reimburse Syndicated Capital, Inc. for its reasonable out-of-pocket expenses. Florida Gulf also agreed to indemnify and hold harmless Syndicated Capital, Inc. and its officers and employees against certain liabilities in connection with its services under the engagement letter. Syndicated Capital, Inc. will receive a fee of $115,000 in connection with rendering its fairness opinion, which is not contingent upon closing the transaction. The $115,000 fee will be credited towards the 0.75% transaction fee.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any shareholder of Florida Gulf to vote in favor of the merger. No limitations were imposed on Syndicated Capital, Inc. by Florida Gulf with respect to the scope of its investigation or otherwise.

Based upon and subject to the foregoing and such other matters as it deemed relevant, Syndicated Capital, Inc. delivered its opinion to the Florida Gulf board, dated as of March 19, 2012, that the consideration to be received by the holders of Florida Gulf common stock in connection with the merger is fair from a financial point of view.

Employee Matters

Each individual who is an employee of Florida Gulf or Florida Gulf Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of IBERIABANK Corporation or IBERIABANK.

All Florida Gulf or Florida Gulf Bank employees who become employees of IBERIABANK Corporation or IBERIABANK at the effective time will be given credit for service at Florida Gulf or Florida Gulf Bank for eligibility to participate in and the satisfaction of vesting requirements, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing conditions limitations (but not for pension benefit accrual purposes) under IBERIABANK Corporation’s compensation and benefit plans. Any employee of Florida Gulf or Florida Gulf Bank who is terminated after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment under IBERIABANK Corporation’s severance plans as if he or she were an employee of IBERIABANK Corporation for the entire time he or she was employed by Florida Gulf or Florida Gulf Bank. No former employee of Florida Gulf shall receive a change of control or severance payment from IBERIABANK Corporation if he or she received a change of control payment from Florida Gulf, unless provided otherwise pursuant to an agreement entered into between IBERIABANK Corporation and such employee.

See “Interests of Certain Executive Officers and Directors in the Merger” below for a discussion of employment and change of control agreements and certain other matters.

Interests of Certain Executive Officers and Directors in the Merger

Certain of our executive officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Florida Gulf, including, but not limited to, payments under their existing employment agreements, change of control agreements and continuation of indemnification and insurance coverage (for officers and directors) provided by IBERIABANK Corporation for a limited time after the merger. Our board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Employment Agreements with Florida Gulf. On January 1, 2006, Florida Gulf entered into an employment agreement with William P. Valenti, President and Chief Executive Officer. Pursuant to the merger agreement, Florida Gulf will terminate the employment agreement at the effective date of the merger, provided that the cash payments due thereunder are paid by Florida Gulf or by IBERIABANK Corporation and the employment agreement between IBERIABANK and Mr. Valenti (as described further below) becomes effective.

At the effective date of the merger, in accordance with the terms of the employment agreement, as amended, and in complete satisfaction of Mr. Valenti’s rights under the employment agreement, Florida Gulf will pay $532,278 to Mr. Valenti, subject to applicable withholding taxes.

Florida Gulf also entered into employments agreements with three other executive officers in 2006 and 2005. Pursuant to the merger agreement, Florida Gulf will terminate these agreements at the effective date of the merger, provided that the cash payments due thereunder are paid by Florida Gulf. The amount due in the aggregate to these four executive officers (including Mr. Valenti) in connection with the termination of their employment agreements is $1,318,988. If these executives are retained by IBERIABANK Corporation, they will not be entitled to any severance payment from IBERIABANK Corporation unless they remain employed by IBERIABANK Corporation for two years, after which they will be eligible to participate in IBERIABANK Corporation’s severance program (but they will not receive credit for years of service at Florida Gulf in calculating any severance payment to be received under that program).

Employment Agreements with IBERIABANK. In connection with the execution of the merger agreement, William P. Valenti has entered into an employment agreement with IBERIABANK pursuant to which Mr. Valenti has agreed to provide administrative and management services to IBERIABANK commencing on the effective date of the merger of Florida Gulf Bank with and into IBERIABANK and ending thirty-six months thereafter. The employment agreement provides that Mr. Valenti will be entitled to a base salary of $243,885 per year and that Mr. Valenti will be eligible to participate in all employee benefit plan and fringe benefits provided to employees of IBERIABANK, and will be reimbursed for all reasonable business expenses. Mr. Valenti will be entitled to 30 days of annual vacation leave, with credit given for prior service with Florida Gulf, and annual sick leave as established by the board of directors of IBERIABANK.

In the event of Mr. Valenti’s death during the term of the employment agreement, his estate will receive compensation due to Mr. Valenti through the last day of the calendar month of his death. If Mr. Valenti’s employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement), he will receive his regular salary for the balance of the three year employment term (or, if higher, the amount that would otherwise be payable to him under IBERIABANK’s severance plan), and he (and his dependents) will be entitled to coverage under IBERIABANK’s welfare plan (life insurance and non-taxable medical, health and dental plans) in the same manner in which they were covered at the date of his termination of employment. In the event that IBERIABANK terminates Mr. Valenti for just cause, he will not be entitled to receive any compensation under the employment agreement. Mr. Valenti may terminate employment at any time by written notice, in which case (unless he terminates employment for good reason) he will receive his compensation and vested rights up to the date of termination of employment. Just cause under the employment agreement means personal dishonesty, incompetence or willful misconduct in the course of performance of employee’s duties; breach of fiduciary duty in the course of employee’s employment involving personal profit; intentional failure to perform stated duties; willful violation of any law, rule or regulation (other than traffic violations or similar offenses) which is injurious to IBERIABANK or final cease and desist order; or material breach of any provision of the employment agreement. For cause under the employment agreement arises if employee is required to move his personal residence or to perform his principal executive functions at a location which is not acceptable to Mr. Valenti; if employee’s base compensation is reduced; or a reassignment of Mr. Valenti by IBERIABANK to a position, or a requirement by IBERIABANK to perform duties, not in keeping with his position; or being requested by IBERIABANK to perform an illegal or unethical business practice which is not remedied within thirty (30) days after written notice to IBERIABANK.

Under his employment agreement, Mr. Valenti has agreed not to compete with IBERIABANK throughout the term of his employment and for 2 years after the end of his employment in the State of Florida. Mr. Valenti has also agreed that, throughout the term of his employment and for a period of two years following the end of his employment, he will not, within the State of Florida, (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK (who was a customer during Mr.Valenti’s employment or within the two years following the end of his employment relationship with IBERIABANK), or (iii) solicit, induce or attempt to influence any such customer of IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

In connection with the execution of the merger agreement, F. John Reingardt has entered into an employment agreement with IBERIABANK pursuant to which Mr. Reingardt has agreed to provide administrative and management services to IBERIABANK commencing on the effective date of the merger of Florida Gulf Bank with and into IBERIABANK and ending thirty-six months thereafter. The employment agreement provides that Mr. Reingardt will be entitled to a base salary of $172,000 per year and that Mr. Reingardt will be eligible to participate in all employee benefit plan and fringe benefits provided to employees of IBERIABANK, and will be reimbursed for all reasonable business expenses. Mr. Reingardt will be entitled to 30 days annual vacation leave, with credit given for prior service with Florida Gulf, and annual sick leave as established by the board of directors of IBERIABANK.

In the event of Mr. Reingardt’s death during the term of the employment agreement, his estate will receive compensation due to Mr. Reingardt through the last day of the calendar month of his death. If Mr. Reingardt’s employment is terminated by IBERIABANK without “just cause” (as defined in the employment agreement), he will receive his regular salary for the balance of the three year employment term (or, if higher, the amount that would otherwise be payable to him under IBERIABANK’s severance plan), and he (and his dependents) will be entitled to coverage under IBERIABANK’s welfare plan (life insurance and non-taxable medical, health and dental plans) in the same manner in which they were covered at the date of his termination of employment. In the event that IBERIABANK terminates Mr. Reingardt for just cause, he will not be entitled to receive any compensation under the employment agreement. Mr. Reingardt may terminate employment at any time by written notice, in which case (unless he terminates employment for cause) he will receive his compensation and vested rights up to the date of termination of employment. Just cause under the employment agreement means personal dishonesty, incompetence or willful misconduct in the course of performance of employee’s duties; breach of fiduciary duty in the course of employee’s employment involving personal profit; intentional failure to perform stated duties; willful violation of any law, rule or regulation which is injurious to IBERIABANK or final cease and desist order; or material breach of any provision of the employment agreement. For cause under the employment agreement arises if employee is required to move his personal residence or to perform his principal executive functions at a location which is not acceptable to Mr. Reingardt; if employee’s base compensation is reduced; or a reassignment of Mr. Reingardt by IBERIABANK to a position, or a requirement by IBERIABANK to perform duties, not in keeping with his position; or being requested by IBERIABANK to perform an illegal or unethical business practice which is not remedied within thirty (30) days after written notice to IBERIABANK.

Under his employment agreement, Mr. Reingardt has agreed not to compete with IBERIABANK throughout the term of his employment and for 2 years after the end of his employment in the State of Florida. Mr. Reingardt has also agreed that, throughout the term of his employment and for a period of two years following the end of his employment, he will not, within the State of Florida, (i) solicit with regard to hiring any individual who immediately prior to the effective time of the merger was a current employee of IBERIABANK, (ii) solicit, divert or entice away any customer of IBERIABANK (who was a customer during Mr.Reingardt’s employment or within the two years following the end of his employment relationship with IBERIABANK), or (iii) solicit, induce or attempt to influence any such customer of IBERIABANK, to discontinue, reduce or limit the extent of such relationship with IBERIABANK.

Indemnification. Pursuant to the merger agreement, for a period of six years after the effective time of the merger, all rights to indemnification and all limitations of liability currently existing in favor of any officer or director of Florida Gulf or any of its subsidiaries with respect to matters occurring on or prior to the effective date of the merger will continue in effect and will be enforceable against IBERIBABANK Corporation. IBERIABANK Corporation agrees that from and after the effective time of the merger, it will, for a period of six years, indemnify, defend and hold harmless each present and former officer and director of Florida Gulf or any of its subsidiaries to the fullest extent currently provided under the articles and/or bylaws of Florida Gulf, Florida Gulf Bank or any other subsidiary, if such claim pertains to any matter arising, existing or occurring before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger. In the event that a claim for indemnification is asserted or made within the six year period, it will continue until the final disposition, even if that is after the end of the six year period.

Officers and Directors Insurance. IBERIABANK Corporation and Florida Gulf have agreed that for a period of three years after the effective time of the merger IBERIABANK Corporation will, for total premiums not to exceed $100,000, maintain a continuation of the current officers’ and directors’ liability insurance policy of Florida Gulf, provided that if the amount of annual premiums necessary to maintain or procure such coverage exceeds $100,000, IBERIABANK Corporation shall maintain the most advantageous officers’ and directors’ insurance obtainable for an annual premium not to exceed $100,000.

Appointment to Advisory Board and Non-Compete Restrictions. As of the effective time of the merger, IBERIABANK Corporation will cause each Florida Gulf director to join IBERIABANK’s Lee County advisory board, which will meet every other month. Each of these directors will become members of such advisory board and will receive a fee of not less than $500 per meeting attended for a minimum of three years service in such capacity. Pursuant to support agreements between IBERIABANK Corporation and each director of Florida Gulf, the directors have agreed not to affiliate with any other financial institution serving areas in which IBERIABANK conducts business for two years after consummation of the merger.

Management and Operations After the Merger

Upon closing of the merger between Florida Gulf and IBERIABANK Corporation, the separate existence of Florida Gulf will cease. The directors and officers of IBERIABANK Corporation immediately prior to the merger will continue as directors and officers of IBERIABANK Corporation after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of IBERIABANK Corporation will be the articles of incorporation and bylaws of the combined entity which will retain the name of IBERIABANK Corporation. IBERIABANK Corporation, as the resulting entity, will continue to operate under the policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Florida Gulf will become immediately the property of IBERIABANK Corporation. IBERIABANK may consider consolidating one branch after the merger.

Effective Date of Merger

The parties expect that the merger will be effective in the third quarter of 2012, or as soon as possible after the receipt of shareholder approval, and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the merger agreement and a certificate of merger with the Louisiana Secretary of State and the Florida Department of State. If the merger is not consummated by March 19, 2013, and no consent to extend the date of consummation of the merger beyond such date has been granted by the party seeking to terminate, the merger agreement may be terminated by either Florida Gulf or IBERIABANK Corporation.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Florida Gulf before the effective time of the merger. In general, the merger agreement obligates Florida Gulf to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Florida Gulf has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of IBERIABANK Corporation, it will not, among other things:

•	Amend its articles of incorporation or bylaws;

•	Permit any material lien or encumbrance on any share of capital stock held by it or by one of its subsidiaries;

•	Repurchase or acquire any shares of its capital stock;

•	Acquire direct or indirect control over any corporation or organization, other than in connection with, among other things, good faith foreclosures in the ordinary course of business;

•

Issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	Incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

•

Grant any increase in compensation or benefits to its officers or other employees, pay any bonus except as contemplated by the merger agreement, enter into any severance agreements with any of its directors or officers, grant any increase in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits (except as required by law or as necessary to maintain tax qualification);

•	Amend any existing employment, severance or similar contract, or enter into any new such contract except as contemplated by the merger agreement;

•

Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, except as contemplated by the merger agreement (which requires the termination of the Florida Gulf Bank 401(k) Plan) other than any such change that is required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

•

Place on any of its assets any mortgage, lien, or other encumbrance, other than in the ordinary course of business consistent with past practices, or cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability, other than material liabilities cancelled, waived, discharged or satisfied in the ordinary course of business consistent with past practices;

•

Charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to IBERIABANK Corporation;

•	Reduce its current reserve for loan losses below $7 million, except as may be required by law, regulatory authorities or GAAP; or

•	Other than in the normal course of its banking business, enter into any contract or series of related contracts involving a payment of more than $100,000.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its reasonable efforts to obtain all required consents.

In connection with the termination of the Florida Gulf Bank 401(k) Plan (as referenced above), the board of directors of Florida Gulf is required by the merger agreement to adopt resolutions prior to the effective date of the merger to terminate the Plan. Thereafter, Florida Gulf Bank (before the merger) and IBERIABANK (after the merger) will wind up the Plan and seek a determination letter from the IRS with respect to the final terms of the Plan before making a final distribution of Plan assets. Following the merger, IBERIABANK will communicate with the Plan participants regarding their options for rolling over their final distributions from the Plan.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by IBERIABANK Corporation and Florida Gulf regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities;

•	the absence of adverse material litigation;

•	accuracy of IBERIABANK Corporation’s reports and financial statements filed with the Securities and Exchange Commission;

•	the existence, performance and legal effect of certain contracts;

•	the filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters; and

•	compliance with applicable environmental laws by each party.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of IBERIABANK Corporation and Florida Gulf to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of Florida Gulf and IBERIABANK Corporation;

•	approval of the merger agreement by the shareholders of Florida Gulf;

•

the receipt of all material, required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition which in the reasonable judgment of the board of directors of IBERIABANK Corporation so materially and adversely affects the transactions contemplated by the merger agreement so as to render inadvisable the consummation of the merger;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this proxy statement-prospectus is a part must have become effective under the Securities Act of 1933;

•	neither Florida Gulf nor IBERIABANK Corporation shall have suffered a material adverse effect;

•	the issuance of a tax opinion to IBERIABANK Corporation and Florida Gulf to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the shares of IBERIABANK Corporation to be issued in the merger shall have been authorized for listing on the NASDAQ Global Select Market;

•	since December 31, 2011, no event shall have occurred or circumstance arisen that, individually or in the aggregate, has had a material adverse effect on either IBERIABANK Corporation or Florida Gulf;

•

Florida Gulf shall have redeemed fully all outstanding shares of Florida Gulf Series A Preferred Stock in accordance with the articles of incorporation of Florida Gulf, as amended, and all outstanding Florida Gulf stock purchase warrants shall have been exercised or terminated pursuant to their terms;

•	the employment agreements between Florida Gulf and its executives shall have terminated and Messrs. Valenti and Reingardt shall have entered into the new employment agreements with IBERIABANK;

•

Syndicated Capital, Inc., Florida Gulf’s financial adviser, shall not have withdrawn prior to the effective date of the merger its previously issued fairness opinion to the Florida Gulf board of directors; and

•	obtaining any necessary, material third party consents.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Florida Gulf and IBERIABANK Corporation have agreed to use reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System and the Louisiana Commissioner of Financial Institutions. The Federal Reserve and the Louisiana Office of Financial Institutions each have approved the merger, subject to expiration of the required waiting periods. The required waiting periods have not expired as of the date of this proxy statement-prospectus. The merger cannot be completed until such waiting periods have expired. IBERIABANK Corporation cannot assure that there will not be any litigation challenging the approvals.

IBERIABANK Corporation is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. IBERIABANK Corporation presently contemplates that it will seek any additional governmental approvals or actions that may be required; however, it cannot assure that it will obtain any such additional approvals or actions.

Federal Reserve. The mergers are subject to the prior approval of or waiver from the Federal Reserve which may not approve a merger if:

•

such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•

the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve may not be completed until 30 days after such approval, during which time the U.S. Department of Justice, or DOJ, may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

The mergers have been approved by the Federal Reserve and the DOJ waiting period has expired.

Florida Gulf also has submitted a request to the Federal Reserve for permission to borrow $4.14 million immediately prior to the closing of the merger from either IBERIABANK Corporation or IBERIABANK, the proceeds of which would be used by Florida Gulf to redeem all of its $4.14 million shares of noncumulative perpetual Series A Preferred Stock. On April 12, 2012, the Federal Reserve approved such loan and redemption, on the condition that neither the loan nor the redemption would occur unless the merger is consummated.

Louisiana Commissioner of Financial Institutions. The merger of Florida Gulf Bank and IBERIABANK also has received approval of the Commissioner of Financial Institutions of the State of Louisiana. That merger will become effective when the merger agreement has been filed with and recorded by the Commissioner.

Florida Office of Financial Regulation. The merger of Florida Gulf Bank and IBERIABANK also is subject to prior notice to the Florida Office of Financial Regulation of the State of Florida.

Agreement to Not Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Florida Gulf has agreed that it, its subsidiaries, its officers and its directors will not, subject to its fiduciary obligations:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal;

•	enter into or continue any discussions or negotiations regarding any acquisition proposals; or

•	agree to or endorse any other acquisition proposal.

Florida Gulf may, however, furnish information regarding Florida Gulf to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide written acquisition proposal by the person or entity, if the board of directors of Florida Gulf reasonably determines in good faith, after consultation with its outside legal counsel, that the action is required for the directors of Florida Gulf to comply with their fiduciary obligations under applicable law.

If the board of directors of Florida Gulf determines that such acquisition proposal is a superior proposal, before it may withdraw or adversely modify its approval or recommendation of the merger and recommend the superior proposal or terminate the merger agreement, Florida Gulf must notify IBERIABANK Corporation of such superior proposal, the material terms and conditions of the superior proposal, and the identity of the person making the superior proposal. A superior proposal is an unsolicited, bona fide, written acquisition proposal on terms that the board of directors of Florida Gulf determines, after consultation with its financial advisor, are more favorable to the shareholders of Florida Gulf from a financial point of view than the IBERIABANK Corporation merger (after giving effect to any termination fee that would be required in order to terminate the merger agreement) from an entity that the board of directors of Florida Gulf reasonably determines is capable (from a financial, regulatory and other appropriate perspective) of consummating the proposal on the terms proposed. IBERIABANK Corporation has a right of first refusal for five (5) business days after receipt from Florida Gulf of a notice that it has received a superior proposal to adjust the terms of the merger agreement in order to allow the board of directors of Florida Gulf to proceed with the merger agreement without breaching its fiduciary duty.

Termination; Amendment; Waiver

The merger agreement may be terminated prior to the closing, before or after approval by Florida Gulf shareholders, for various reasons, including the following:

•	by mutual consent of the boards of directors of IBERIABANK Corporation and Florida Gulf;

•

by a party who is not in material breach of the agreement if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be or has not been cured within thirty (30) days after notice from the terminating party;

•	by either IBERIABANK Corporation or Florida Gulf if the merger has not occurred on or before March 19, 2013;

•	by either IBERIABANK Corporation or Florida Gulf if Florida Gulf shareholders do not approve the merger agreement and merger;

•	by either party if any required regulatory approvals for consummation of the merger is not obtained;

•

by IBERIABANK Corporation, in the event any regulatory approval is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of IBERIABANK Corporation, would so materially adversely affect its business or the economic benefits of the merger as to render consummation of the merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run

•

by a party who is not in material breach of the agreement if any of the conditions precedent to the obligations of the party to consummate the merger cannot be satisfied or fulfilled on or before January 19, 2013, provided, however, that this period may be extended by the board of directors of either party for up to an additional 60 days if necessary to obtain all material approvals and authorizations of regulatory authorities required for purposes of closing the merger; or

•

by IBERIABANK Corporation or Florida Gulf if the other party has experienced, or is reasonably likely to experience, a material adverse effect, which is not remedied or cured within 30 days after notice of intention to terminate is given by a party; provided, however, the right to terminate that is specified in such notice of intention shall itself terminate unless the notice of intention is given within 15 days following the end of the remedial or curative period.

The board of directors of IBERIABANK Corporation may terminate the merger agreement if the board of directors of Florida Gulf resolves to withdraw, modify or change its recommendation to Florida Gulf shareholders of the merger agreement, or recommends any acquisition proposal of Florida Gulf other than the merger.

If Florida Gulf board of directors determines that another acquisition proposal is superior to the merger because it is more favorable to Florida Gulf shareholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised acquisition proposal on terms not less favorable to Florida Gulf than the terms of the superior proposal. IBERIABANK Corporation will have the right to exercise its right of first refusal within five business days after receipt of notice of the superior proposal from Florida Gulf. If IBERIABANK Corporation fails to exercise its right of first refusal, Florida Gulf will be at liberty to accept the superior proposal, subject to payment of the termination fee described below.

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and shareholder approval. The merger agreement may also be amended or modified at any time, before or after its approval by the shareholders of Florida Gulf, by mutual agreement, except that any amendment made after shareholder approval may not alter the consideration to Florida Gulf shareholders without the additional approval of shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and:

•

if the agreement is terminated because of material breach of a representation, warranty, covenant or agreement, the breaching party will not be relieved of liability for any breach giving rise to the termination and, if such breach was willful, a termination fee may be due as described further below; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If the merger agreement is terminated by IBERIABANK Corporation due to (i) a willful material breach by Florida Gulf, (ii) the failure of the shareholders of Florida Gulf to approve the merger, (iii) the board of directors of Florida Gulf shall have withdrawn, modified or changed its recommendation to Florida Gulf shareholders, or (iv) or the recommendation by Florida Gulf board of directors of another acquisition proposal and within 12 months after the date of termination for such events, Florida Gulf, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then Florida Gulf will pay to IBERIABANK Corporation $2.0 million, to be paid within five business days after acceptance of the acquisition proposal. On the other hand, if the merger agreement is terminated by Florida Gulf due to a willful material breach of a representation, warranty, covenant or other agreement by IBERIABANK Corporation or certain other limited reasons, then IBERIABANK Corporation will pay Florida Gulf $2.0 million to be paid within five business days after Florida Gulf provides to IBERIABANK Corporation notice of termination. If the merger agreement is terminated due to either party’s failure to satisfy its representations, warranties or covenants, such party (either IBERIABANK Corporation or Florida Gulf, as applicable) will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $250,000.

Fees and Expenses

IBERIABANK Corporation and Florida Gulf will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above. Also, if any legal action is brought for the enforcement of the merger agreement because of an alleged dispute, breach or other action, the successful or prevailing party or parties will be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses incurred in that proceeding, in addition to any other relief to which the party or parties may be entitled.

Material United States Federal Income Tax Consequences of the Merger

The following is a discussion of the material federal income tax consequences of the merger to IBERIABANK Corporation, Florida Gulf and holders of Florida Gulf common stock. The discussion is based upon the Internal Revenue Code (the “Code”), Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this proxy statement-prospectus. This discussion assumes that the Florida Gulf common stock is generally held for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Florida Gulf common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of IBERIABANK Corporation, Florida Gulf and others.

It is a condition to each of the party’s obligations to complete the merger that the parties each will have received an opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P., dated as of the completion of the merger, that the merger will be treated as a reorganization under the Code. If either party waives the requirement of receiving a tax opinion and there is a material change in tax consequences to the shareholders of Florida Gulf, you will be notified of such an event and given the opportunity to confirm or change your vote. The tax opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. must be substantially to the following effect:

•

the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBERIABANK Corporation and Florida Gulf will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	no gain or loss will be recognized by IBERIABANK Corporation or Florida Gulf as a result of the merger;

•

a shareholder of Florida Gulf who receives IBERIABANK Corporation common stock and cash in exchange for all of such shareholder’s shares of Florida Gulf common stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBERIABANK Corporation common stock) over (b) the shareholder’s aggregate tax basis in the shares of Florida Gulf common stock exchanged in the merger; and (2) the amount of cash received;

•

the aggregate tax basis of the IBERIABANK Corporation common stock received by a shareholder of Florida Gulf who exchanges all of such shareholder’s Florida Gulf common stock in the merger will equal such shareholder’s aggregate tax basis in the shares of Florida Gulf common stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBERIABANK Corporation common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such shareholder in the merger; and

•

the holding period of the shares of IBERIABANK Corporation common stock received in the merger will include the period during which the shares of Florida Gulf common stock surrendered in exchange therefore were held, provided such shares of Florida Gulf common stock were held as capital assets at the effective date of the merger.

Limitations on Tax Opinion and Discussion. As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by IBERIABANK Corporation and Florida Gulf, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the Internal Revenue Service and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge Florida Gulf shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

United States Federal Income Tax Consequences of Contingent Cash Payments

A Florida Gulf shareholder will have to recognize additional gain in connection with any contingent cash payments received with regard to certain identified loans (payments described under “Approval of the Merger—Conversion of Florida Gulf Common Stock” on page 30 of this proxy statement/prospectus). The amount of gain recognized will be equal to the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBERIABANK Corporation common stock received (including any fractional share of IBERIABANK Corporation common stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBERIABANK Corporation common stock or any contingent cash payments received with regard to certain identified loans) over (b) the shareholder’s aggregate tax basis in the shares of Florida Gulf common stock exchanged in the merger; and (2) the amount of cash received. Contingent cash payments received in future years will be recognized at the time such payments are received. The aggregate tax basis of the IBERIABANK Corporation common stock received by a shareholder of Florida Gulf who receives any contingent cash payments will be reduced by any amount allocable to a fractioned share interest of IBERIABANK Corporation common stock for which cash is received and by the amount of any cash consideration received (including the amount of any contingent cash payments received), and increased by the amount of taxable gain, if any, recognized by such shareholder in the merger.

Florida Gulf shareholders are urged to consult their own tax advisors for a full understanding of the tax consequences of these contingent payments.

Resale of IBERIABANK Corporation Common Stock

The shares of IBERIABANK Corporation common stock to be issued to shareholders of Florida Gulf under the merger agreement have been registered under the Securities Act of 1933 and may be freely traded by such shareholders without restriction (unless they are affiliates of IBERIABANK Corporation, in which case certain restrictions under the securities laws may apply). Certain shareholders who are deemed to be affiliates of IBERIABANK Corporation must abide by certain transfer restrictions under the Securities Act.

Bank Merger

IBERIABANK Corporation expects to merge Florida Gulf Bank into IBERIABANK immediately after the merger of Florida Gulf with and into IBERIABANK Corporation.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the purchase method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Florida Gulf over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on the June 19, 2012 closing price of $49.86, management of IBERIABANK Corporation estimates that the common stock consideration at closing would be approximately $36.2 million. Utilizing information as of March 31, 2012, estimated goodwill and other intangibles would total approximately $26.5 million. IBERIABANK Corporation’s reported income would include the operations of Florida Gulf after the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of Florida Gulf. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect Florida Gulf historical financial position or results of operation.

Dissenters’ Rights of Appraisal

Holders of Florida Gulf common stock as of the record date are entitled to appraisal rights under the Florida Business Corporation Act, or FBCA. Pursuant to Section 607.1302 of the FBCA, a Florida Gulf shareholder who does not wish to accept the consideration to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his or her shares of Florida Gulf common stock immediately prior to the date of the Florida Gulf special meeting, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable.

In order to exercise appraisal rights, a dissenting Florida Gulf shareholder must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the FBCA, which are summarized below. A copy of the full text of those sections is included as Annex C to this proxy statement/prospectus. Shareholders of Florida Gulf are urged to read Annex C in its entirety and to consult with their legal advisers. Each Florida Gulf shareholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will result in a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal

The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the Florida Business Corporation Act, a copy of which are attached as Annex C to this proxy statement/prospectus.

A dissenting shareholder, who desires to exercise his or her appraisal rights must file with Florida Gulf, prior to voting on the merger, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the Florida Business Corporation Act. A dissenting shareholder need not vote against the merger, but cannot vote, or allow any nominee who holds such shares for the dissenting shareholder to vote, any of his or her Florida Gulf shares in favor of the merger. A vote in favor of the merger will constitute a waiver of the shareholder’s appraisal rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Florida Gulf Bancorp, Inc. 9101 College Pointe Court Fort Myers, Florida 33919 Attention: William P. Valenti, President and Chief Executive Officer

All such notices must be signed in the same manner as the shares are registered on the books of Florida Gulf. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the completion of the merger, IBERIABANK Corporation must provide to each Florida Gulf shareholder who filed a notice of intent to demand payment for his or her shares a written appraisal notice and an appraisal election form that specifies, among other things:

•	the date of the completion of the merger;

•	IBERIABANK Corporation’s estimate of the fair value of the Florida Gulf shares;

•

where to return the completed appraisal election form and the shareholder’s stock certificates and the date by which they must be received by IBERIABANK Corporation or its agent, which date may not be fewer than 40 nor more than 60 days after the date IBERIABANK Corporation sent the appraisal notice and appraisal election form to the shareholder; and

•

the date by which a notice from the shareholder of his or her desire to withdraw his or her appraisal election must be received by IBERIABANK Corporation, which date must be within 20 days after the date set for receipt by IBERIABANK Corporation of the appraisal election form from the shareholder.

The form must also contain IBERIABANK Corporation’s offer to pay to the shareholder the amount that it has estimated as the fair value of the Florida Gulf shares, and request certain information from the shareholder, including:

•	the shareholder’s name and address;

•	the number of shares as to which the shareholder is asserting appraisal rights;

•	whether the shareholder voted for the merger;

•	whether the shareholder accepts the offer of IBERIABANK Corporation to pay its estimate of the fair value of the Florida Gulf shares to the shareholder; and

•

if the shareholder does not accept the offer of IBERIABANK Corporation, the shareholder’s estimated fair value of the Florida Gulf shares and a demand for payment of the shareholder’s estimated value plus interest.

•

the form also must be accompanied by financial statements of Florida Gulf Bancorp, Inc. as of December 31, 2011, and the latest available interim financial statements, as well as a copy of Florida’s dissenters rights statute.

A dissenting shareholder must submit the certificate(s) representing his or her shares with the appraisal election form. Any dissenting shareholder failing to return a properly completed appraisal election form and his or her stock certificates within the period stated in the form will lose his or her appraisal rights and be bound by the terms of the merger agreement.

Upon returning the appraisal election form, a dissenting shareholder will be entitled only to payment pursuant to the procedure set forth in the applicable sections of the Florida Business Corporation Act and will not be entitled to vote or to exercise any other rights of a shareholder, unless the dissenting shareholder withdraws his or her demand for appraisal within the time period specified in the appraisal election form.

A dissenting shareholder who has delivered the appraisal election form and his or her Florida Gulf common stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to IBERIABANK Corporation within the time period specified in the appraisal election form. Thereafter, a dissenting shareholder may not withdraw from the appraisal process without the written consent of IBERIABANK Corporation. Upon such withdrawal, the right of the dissenting shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

If the dissenting shareholder accepts the offer of IBERIABANK Corporation in the appraisal election form to pay IBERIABANK Corporation’s estimate of the fair value of the Florida Gulf shares, payment for the shares of the dissenting shareholder is to be made within 90 days after the receipt of the appraisal election form by IBERIABANK Corporation or its agent. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Florida Gulf in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the beneficial shareholder only if the beneficial shareholder submits to Florida Gulf the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

Section 607.1330 of the FBCA addresses what should occur if a dissenting shareholder fails to accept the offer of IBERIABANK Corporation to pay the value of the shares as estimated by IBERIABANK Corporation, and IBERIABANK Corporation fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest.

If a dissenting shareholder refuses to accept the offer of IBERIABANK Corporation to pay the value of the shares as estimated by it, and IBERIABANK Corporation fails to comply with the demand of the dissenting shareholder to pay the value of the shares as estimated by the dissenting shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder given within 60 days after the date on which the merger was effected, IBERIABANK Corporation shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of IBERIABANK Corporation, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

If IBERIABANK Corporation fails to institute a proceeding within the above-prescribed period, any dissenting shareholder may do so in the name of IBERIABANK Corporation. A copy of the initial pleading will be served on each dissenting shareholder. IBERIABANK Corporation is required to pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the dissenting shareholder ceases to have any interest in such shares.

Section 607.1331 of the FBCA provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against IBERIABANK Corporation, except that the court may assess costs against all or some of the dissenting shareholders, in amounts determined by the court, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts determined by the court, against (i) IBERIABANK Corporation and in favor of any or all dissenting shareholders if the court finds IBERIABANK Corporation did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322, or (ii) either IBERIABANK Corporation or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against IBERIABANK Corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited. To the extent that IBERIABANK Corporation fails to make a required payment when a dissenting shareholder accepts IBERIABANK Corporation’s offer to pay the value of the shares as estimated by IBERIABANK Corporation, the dissenting shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from IBERIABANK Corporation all costs and expenses of the suit, including counsel fees.

Any dissenting shareholder who perfects his or her right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the U.S. Tax Code. See “Approval of the Merger — Material United States Federal Income Tax Consequences of the Merger.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Stock Trading and Dividend Information

IBERIABANK Corporation common stock is currently listed on the NASDAQ Global Select Market under the symbol “IBKC.” The following table sets forth the high and low trading prices for shares of IBERIABANK Corporation common stock and cash dividends paid per share for the periods indicated. As of June 19, 2012, the last date prior to the printing of this document for which it was practicable to obtain this information, there were 29,494,240 shares of IBERIABANK Corporation common stock issued and outstanding, and approximately 2,425 shareholders of record.

	Price Range of Common Stock and Dividends
	IBERIABANK Corporation
	High ($)	Low ($)	Dividends ($)
Calendar 2010
First Quarter	$62.31	$51.81	$0.34
Second Quarter	$64.09	$51.48	$0.34
Third Quarter	$55.30	$48.31	$0.34
Fourth Quarter	$61.30	$49.24	$0.34
Calendar 2011
First Quarter	$60.90	$54.82	$0.34
Second Quarter	$60.96	$54.46	$0.34
Third Quarter	$59.64	$42.51	$0.34
Fourth Quarter	$54.06	$45.40	$0.34
Calendar 2012
First Quarter	$55.67	$50.32	$0.34
Second Quarter (through June 19, 2012)	$54.03	$45.53	$0.34

On March 16, 2012, the business day immediately preceding the public announcement of the merger, the closing price of IBERIABANK common stock as reported on the NASDAQ Global Select Market was $54.80 per share. Based on an average closing price over the measurement period of $54.80 per share of IBERIABANK Corporation common stock and an exchange ratio of 0.420 share of IBERIABANK Corporation common stock for each share of Florida Gulf common stock, the equivalent per share market value of each share of Florida Gulf common stock to be exchanged for IBERIABANK Corporation common stock would be $23.016 per share (IBERIABANK Corporation common stock price of $54.80 times the exchange ratio of 0.420).

There is no established public trading market in which shares of Florida Gulf common stock are regularly traded, nor are there any uniformly quoted prices for shares of Florida Gulf common stock. The last sale of Florida Gulf common stock prior to the execution of the merger agreement known to Florida Gulf management occurred on December 30, 2011, at $10.00 per share, and the last sale of Florida Gulf common stock known to Florida Gulf management occurred on April 5, 2012, at $23.00 per share. Florida Gulf has not paid any cash dividends on its shares of common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Florida Gulf common stock will be exchanging their shares of a Florida corporation governed by the Florida Business Corporation Act or FBCA and the articles of incorporation and bylaws of Florida Gulf, for shares of IBERIABANK Corporation, a Louisiana corporation governed by the Louisiana Business Corporation Law or LBCL, and IBERIABANK Corporation’s articles of incorporation and bylaws. Certain significant differences exist between the rights of Florida Gulf shareholders and those of IBERIABANK Corporation shareholders. Material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Florida Business Corporation Act, as well as to the articles of incorporation of Florida Gulf and IBERIABANK Corporation’s articles of incorporation and bylaws.

IBERIABANK Corporation’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders, that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of IBERIABANK Corporation more difficult.

The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find More Information” on page 64 as to how to review a copy of these documents.

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock, par value $1.00 per share, of which 29,494,240 shares were issued and outstanding as of June 19, 2012, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding.

Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation shareholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

IBERIABANK Corporation also is authorized to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock and may assist management in impeding an unfriendly takeover or attempted takeover. The board of directors of IBERIABANK Corporation has no present plan or understanding to issue any preferred stock.

Florida Gulf. The authorized capital stock of Florida Gulf consists of 3,000,000 shares of common stock, par value $5.00 per share, of which 1,542,630 shares were issued and outstanding as of June 19, 2012, and 1,000,000 shares of preferred stock, par value $5.00 per share, of which 4,141 shares were issued and outstanding as of June 19, 2012. The board of directors of Florida Gulf may authorize the issuance of authorized but unissued shares of Florida Gulf common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. Holders of common stock of Florida Gulf are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the FBCA and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Shareholders of Florida Gulf do not have any preemptive rights. The outstanding shares of Florida Gulf common stock are fully paid and nonassessable. Florida Gulf shareholders do not have cumulative voting rights in the election of directors.

Amendment of Articles of Incorporation and Bylaws

IBERIABANK Corporation. No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Florida Gulf. The articles of incorporation of Florida Gulf provide that except as otherwise provided in the articles, any bylaws or by provision of law, a majority of votes actually cast shall decide any matter properly before the shareholders or directors. The FBCA generally provides that approval of a corporation’s board of directors and the affirmative vote of a majority of (i) all shares voting thereon (assuming the presence of a quorum) and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation’s articles of incorporation, unless the articles specify a greater voting requirement. Therefore, the articles of incorporation may be amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of Florida Gulf common stock.

Florida Gulf’s articles of incorporation and bylaws do not specially provided for an amendment procedure and rely on the FBCA to cover provisions relating to amendment of its governing documents.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 11 members. The directors do not need to be shareholders of IBERIABANK Corporation.

The board of directors is divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of IBERIABANK Corporation’s board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation’s directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believe that a change in the composition of the board is desirable. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Florida Gulf. In contrast to IBERIABANK Corporation, Florida Gulf’s articles of incorporation do not divide the board of directors into classes. This means that the entire board of directors stands for election each year. The effect of Florida Gulf’s non-classified board of directors is that all members of the board are elected each year; consequently, only one annual meeting is effectively required for Florida Gulf’s shareholders to change a majority of the members of the Board. Directors are elected by plurality vote and no cumulative voting is permitted.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, only by the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

Florida Gulf. Under Florida Gulf’s bylaws, any director or the entire board of directors may be removed, with or without cause, at a meeting of the shareholders, provided that notice of a meeting states that purpose or one of the purposes of the meeting, by a vote of the holders of a majority of the shares outstanding and entitled to vote.

Limitations on Director Liability

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Florida Gulf. The articles of incorporation of Florida Gulf do not address limitations on director liability.

Indemnification

IBERIABANK Corporation. The LBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative, including any action by or in the right of the corporation, if he was serving at the request of the corporation as a director, officer, employee, or agent against expenses actually and reasonably incurred, including attorneys’ fees, judgments, fines, and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

However, in case of actions by or in the right of the corporation, the indemnity shall be limited to expenses not exceeding, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion and no indemnification shall be made if such person shall have been held liable for willful or intentional misconduct unless determined by a court of competent jurisdiction that in view of all of the circumstances of the case such person is entitled to indemnity.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) a majority vote of a quorum consisting of directors who were not party to such suit, (2) if such quorum is unobtainable and the board of directors so directs, by special legal counsel, and (3) by the shareholders.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Florida Gulf. Florida Gulf’s bylaws provide that Florida Gulf shall have the power indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Florida Gulf or was serving at the request of Florida Gulf as a director, officer, employee or agent of another entity. Such indemnification is furnished against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if (i) he or she is successful on the merits or otherwise or (ii) he or she acted in the transaction which is the subject of the action, suit or proceeding in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Florida Gulf and, with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. With respect to actions by or in the right of Florida Gulf, amounts paid in settlement shall not exceed, in the judgment of the board of directors, the estimated expense of litigating the action to conclusion and no indemnification may be made in respect of any claim, issue or matter in relation to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to Florida Gulf (unless the court in which such proceeding was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper).

The indemnification provisions also permit Florida Gulf to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors or other appropriate party, provided that the indemnified person undertakes to repay Florida Gulf unless it is ultimately determined that such person is entitled to indemnification.

The indemnification provisions require that, except to the extent that indemnification is ordered by a court, indemnification shall be made only upon a determination that indemnification is proper in the circumstances because the applicable standard of conduct has been met. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or, (ii) if such a quorum is not obtainable (or, even if obtainable, if a quorum of disinterested directors directs) by a majority vote of a committee duly designated by the board of directors consisting of two or more directors who are not parties to the proceedings, (iii) by independent legal counsel in a written opinion, or (iv) by a majority vote of a quorum of the shareholders of Florida Gulf who are not parties to the proceeding, or if no such quorum is obtainable, by a majority vote of the shareholders who were not parties to such proceeding.

The rights of indemnification provided in Florida Gulf articles of incorporation are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or otherwise.

Special Meetings of Shareholders

IBERIABANK Corporation. Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Florida Gulf. Florida Gulf’s bylaws provide that special meetings of shareholders may be called at any time, by the Chairman of the Board, the President or the board of directors or upon written request of a shareholder or shareholders holding in the aggregate one-tenth of all votes entitled to be cast on any issue proposed to be considered at the special meeting.

Consent of Shareholders

IBERIABANK Corporation. Under Louisiana law, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Florida Gulf. Under Florida law, the consent in writing of shareholders to authorize corporate action, signed by holders of outstanding stock of each voting group that would be necessary to authorize such action if taken at a meeting, is sufficient for the purpose, without necessity for a meeting of shareholders.

Shareholder Nominations

IBERIABANK Corporation. IBERIABANK Corporation’s charter establishes advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholders. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

Florida Gulf. There is no comparable shareholder director nominating procedure under Florida Gulf’s articles of incorporation or bylaws.

Business Combinations and Control Share Acquisitions

IBERIABANK Corporation. The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested shareholders. Interested shareholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested shareholder be approved by shareholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested shareholder), unless certain complicated pricing and procedural requirements are satisfied.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Florida Gulf. The FBCA has an interested or affiliated shareholders transaction statute and a control share acquisitions statute, each of which is similar to the Louisiana Business Corporation Law. Similar to IBERIABANK Corporation, the articles of incorporation of Florida Gulf do not expressly opt out of these provisions and, accordingly, the business combination and control share acquisition provisions of the FBCA apply to Florida Gulf.

Dissenters’ Rights

IBERIABANK Corporation. The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: (i) a sale pursuant to an order of a court; (ii) a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; (iii) shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Florida Gulf. Florida Gulf shareholders have dissenters’ rights under the Florida Business Corporation Act.

Shareholders’ Rights to Examine Books and Records

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person that has been a shareholder of record of at least 5% (or 25% for a business competitor) of the outstanding shares of any class for at least six months is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records for a proper and reasonable purpose.

Florida Gulf. Any Florida Gulf shareholder may inspect the books and records of Florida Gulf for any proper purpose.

Dividends

IBERIABANK Corporation. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time pay dividends to its shareholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation. As with Florida Gulf, substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institution, and there are various statutory and regulatory limitations on the ability of such subsidiary to pay dividends to IBERIABANK Corporation.

Florida Gulf. Florida Gulf shareholders have dividend rights under the FBCA, subject to the various statutory and regulatory limitations referred to above.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of the IBERIABANK Corporation capital stock after the merger. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “Where You Can Find More Information” on page 64.

General

IBERIABANK Corporation is authorized to issue 50,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation’s common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation common stock.

As of June 19, 2012, there were 29,494,240 shares of common stock of IBERIABANK Corporation issued and outstanding, 1,668,830 shares of common stock of IBERIABANK Corporation were held in treasury and 700,837 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans. After giving effect to the merger on a pro forma basis (using an exchange ratio of 0.483), approximately 30,255,060 shares of IBERIABANK Corporation’s common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and, subsequent to the merger, also will be provided through dividends from IBERIABANK. Payments of dividends by IBERIABANK Corporation are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK, IBERIABANK Corporation, as holder of the subsidiary’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK, all assets of IBERIABANK available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. IBERIABANK Corporation’s common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING IBERIABANK CORPORATION

General

IBERIABANK Corporation is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Louisiana. Its main office is located at 200 West Congress Street, Lafayette, Louisiana 70501 (Telephone Number: (337) 521-4003). IBERIABANK Corporation owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation.

At March 31, 2012, IBERIABANK Corporation had total assets of approximately $11.8 billion, total deposits of approximately $9.5 billion, and total shareholders’ equity of approximately $1.5 billion. Additional information about IBERIABANK Corporation is included in documents incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information” on page 64.

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to IBERIABANK Corporation is incorporated by reference or set forth in IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated into this document by reference. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING FLORIDA GULF BANCORP, INC.

General

Florida Gulf Bancorp, Inc., or Florida Gulf, is a registered bank holding company subject to the supervision and regulation of the Federal Reserve and the Florida Office of Financial Regulation and is a corporation organized under the laws of the State of Florida. Its main office is located at 9101 College Pointe Court, Fort Myers, Florida 33919 (Telephone Number: (239) 332-4440). Florida Gulf Bancorp, Inc. is the holding company of Florida Gulf Bank, which is a Florida-chartered commercial bank.

At March 31, 2012, Florida Gulf had total assets of approximately $376 million, total deposits of approximately $302 million, and shareholders’ equity of approximately $28 million.

In May 2010, Florida Gulf Bank entered into a memorandum of understanding with the FDIC and the Florida Office of Financial Regulation which governs certain aspects of Florida Gulf Bank and its activities. In the memorandum, the Florida Gulf Bank agreed that it will (i) charge off all assets classified as Loss for regulatory purposes, (ii) notify the regulatory agencies before adding any individual as a director or senior executive officer, (iii) develop an appropriate loan grading system, (iv) maintain an adequate allowance for loan losses, (v) reduce assets classified as Substandard and Doubtful to no more than 50% of its Tier 1 capital plus allowance for loan losses by the first anniversary of the date of the memorandum (vi) not extend any additional credit to any borrower whose loan has been charged off or classified Loss or Doubtful, (vii) submit annual budgets and earnings forecasts, (viii) maintain a Tier 1 leverage capital ratio of at least 8% and a total risk based capital ratio of at least 12%, (ix) correct any prior violations of law, (x) not pay any cash dividends without prior approval of the regulatory agencies, (xi) notify the regulatory agencies before undertaking asset growth of 10% or more, and (xii) submit quarterly progress reports. In addition, Florida Gulf has adopted resolutions pursuant to which it has agreed that, without the prior approval of the Federal Reserve, it will (i) not incur any additional debt, (ii) not declare or pay any common or preferred cash dividends, (iii) not reduce its capital position by purchasing or redeeming shares, (iv) submit quarterly financial statements to the Federal Reserve, and (v) provide the Federal Reserve with quarterly written confirmation of compliance with the resolutions. Florida Gulf and Florida Gulf Bank believe that they are in substantial compliance with the resolutions and the memorandum of understanding, respectively.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation appearing in IBERIABANK Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011 and the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., special counsel to IBERIABANK Corporation. The United States federal income tax consequences of the merger transaction will be passed on by Jones, Walker, Waechter, Poitevent, Carrère  & Denègre, L.L.P.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Florida Gulf at the time of the special meeting to be voted for an adjournment, if necessary, Florida Gulf has submitted to its shareholders as a separate matter for their consideration the question of adjournment if necessary to solicit additional proxies to approve the merger agreement. The board of directors of Florida Gulf unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF FLORIDA GULF COMMON STOCK

As of June 15, 2012, Florida Gulf had 441 shareholders of record of its common stock. The following tables list the stock ownership of Florida Gulf’s directors, its executive officers, all directors and executive officers as a group, and those persons who, to Florida Gulf’s knowledge beneficially owned 5% or more of Florida Gulf common stock outstanding as of June 15, 2012. According to Securities and Exchange Commission rules, a “beneficial owner” of securities has or shares the power to vote securities or to direct their investment. The number of issued and outstanding shares used to calculate the percentage of total ownership for a given individual includes any shares covered by the exercisable options and warrants issued to that individual.

Names of Directors, Executive Officers and 5% Shareholders:	Amount, and Nature of Beneficial Ownership of Florida Gulf Common Stock (1)	Percent of Total Class
Directors:
Jay A. Brett	23,485	1.46%
Kevin M. Burns, CPA	4,473	0.28%
Amy Gravina	28,923	1.79%
Robert E. Hendry	24,773	1.54%
Lynn A. Kirby	11,723	0.73%
Stephen Machiz	31,173	1.93%
James W. Moore	44,760	2.78%
Howard E. Palen	33,342	2.07%
F. John Reingardt	35,223	2.19%
William P. Valenti	50,690	3.14%
Trudy K. Williams	32,998	2.05%
Executive Officers who are not directors:
John H. Hodas, Chief Financial Officer and Senior Vice President	26,723	1.66%
M. Dennis Kucera, Senior Vice President, Credit Administration	25,348	1.57%

Directors and Executive Officers as a group (13) persons	373,634	23.19%

Other 5% Shareholders:
Dwyer entities and family members	140,825	9.13%

(1)	Under SEC rules for determination of “beneficial ownership,” shares are considered to be “beneficially owned” where a person has, either alone or together with others, the power to vote or to direct the vote of shares, or the power to dispose or to direct the disposition of shares, or where a person has the right to acquire any such power within 60 days after the date for the determination of beneficial ownership. Shares which a beneficial owner has the right to acquire within 60 days upon exercise of an option are considered outstanding for computing the percentage ownership, but not for the beneficial ownership of any other person. Shares set forth below also include as to each director the following presently exercisable stock options and warrants:

Name of Director	Common Shares Underlying Outstanding Options and Warrants
Jay A. Brett	3,423
Kevin M. Burns, CPA	3,223
Amy Gravina	1,000
Robert E. Hendry	2,923
Lynn A. Kirby	6,723
Stephen Machiz	3,423
James W. Moore	3,423
Howard E. Palen	3,223
F. John Reingardt	7,223
William P. Valenti	17,690
Trudy K. Williams	500
John H. Hodas	7,223
M. Dennis Kucera	8,723

OTHER MATTERS

As of the date of this document, the Florida Gulf board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the shares of IBERIABANK Corporation common stock to be issued to Florida Gulf shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of IBERIABANK Corporation and Florida Gulf.

The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement–prospectus. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like IBERIABANK Corporation, that file electronically with the Securities and Exchange Commission. The address of the site is www.sec.gov. The reports and other information filed by IBERIABANK Corporation with the Securities and Exchange Commission are also available at IBERIABANK Corporation’s website. The address is www.iberiabank.com. We have included the web addresses of the Securities Exchange Commission and IBERIABANK Corporation as inactive textual references only. Except as specifically incorporated by reference into this proxy statement-prospectus, information on those web sites is not part of this proxy statement-prospectus.

You should also be able to inspect reports, proxy statements and other information about IBERIABANK Corporation at the offices of the NASDAQ Global Select Market.

The Securities and Exchange Commission allows IBERIABANK Corporation to incorporate certain information into this proxy statement-prospectus by reference to other information that has been filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this proxy statement-prospectus, except for any information that is superseded by information in this proxy statement-prospectus. The documents that are incorporated by reference contain important information about IBERIABANK Corporation, and you should read this document together with any other documents incorporated by reference in this proxy statement-prospectus.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by IBERIABANK Corporation (File No. 000-25756):

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•

Current Reports on Form 8-K filed on January 26, 2012, January 31, 2012, February 14, 2012 (dated February 10, 2012 and February 13, 2012), February 28, 2012, March 19, 2012, May 23, 2012, May 29, 2012, June 5, 2012 and June 20, 2012, except to the extent such information is deemed furnished;

•

The description of IBERIABANK Corporation common stock set forth in the registration statement on Form 8-A filed on March 28, 1995, pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, IBERIABANK Corporation is incorporating by reference any documents it may file under the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the special meeting of Florida Gulf shareholders, except to the extent such information is deemed furnished.

IBERIABANK Corporation has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to IBERIABANK Corporation, and Florida Gulf has supplied all information contained in this proxy statement-prospectus relating to Florida Gulf.

Neither IBERIABANK Corporation nor Florida Gulf has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation and Florida Gulf; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of IBERIABANK Corporation or Florida Gulf and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse affects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither IBERIABANK Corporation or Florida Gulf undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is dated as of March 19, 2012, between Florida Gulf Bancorp, Inc., a Florida corporation and a bank holding company with principal offices in Fort Myers, Florida (“FGBC”), and IBERIABANK Corporation, a Louisiana corporation and a bank holding company with principal offices in Lafayette, Louisiana (“IBKC”).

RECITALS

1. The Board of Directors of each party hereto believes that the transactions described in this Agreement are in the best interests of such party and its shareholders.

2. By virtue of the reorganization that is to be effectuated by this Agreement, FGBC will be merged with and into IBKC (the “Merger”), and, except as provided in this Agreement, the then outstanding shares of FGBC common stock, par value $5.00 per share (“FGBC Common Stock”) will be converted into shares of IBKC common stock, par value $1.00 per share (“IBKC Common Stock”).

3. The Merger is subject to prior FGBC shareholder and regulatory approvals and to prior satisfaction of certain other conditions set forth in this Agreement.

4. The parties hereto intend that the reorganization contemplated by this Agreement qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual warranties, representations, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

SECTION I.

DEFINITIONS

Except as may otherwise be provided in this Agreement, the capitalized terms set forth below shall have the following respective meanings, in their singular or plural forms as applicable:

1.1 “Acquisition Proposal” — shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the capital stock or assets of, share exchange, or other business combination involving the acquisition of FGBC or any of its Subsidiaries or the acquisition of a 50% or greater equity interest in, or 50% or greater portion of the assets of, FGBC or any of its Subsidiaries, or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated under this Agreement.

1.2 “Agreement” — this Agreement and Plan of Merger, including any amendment hereto.

1.3 “LBCL” — the Louisiana Business Corporation Law.

1.4 “Bank Merger” — the merger of FGB with and into IBERIABANK.

1.5 “BHC Act” — the federal Bank Holding Company Act of 1956.

1.6 “Business Day” — Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the state of Louisiana are authorized or obligated to close.

1.7 “Certificates” — the certificates representing shares of FGBC Common Stock on or prior to the Effective Date.

1.8 “Closing” — the closing of the transactions contemplated hereunder as described in Section 3.1 of this Agreement.

1.9 “Code” — the Internal Revenue Code of 1986, as amended.

1.10 “FGBC Common Stock” — the common stock, par value $5.00 per share, of FGBC.

1.11 “FGBC Preferred Stock” — the Noncumulative Perpetual Series A Preferred Stock, par value $5.00 per share, of FGBC.

1.12 “FGBC Warrants” — nontransferable stock warrants, each of which entitles the holder to purchase one share of FGBC Common Stock, at an exercise price of $19.00 per share.

1.13 “Effective Date” — the date and time at which the Merger becomes effective, as described in Section 3.2 of this Agreement.

1.14 “ERISA” — the Employee Retirement Income Security Act of 1974, as amended.

1.15 “Exchange Agent” — IBKC’s stock transfer agent or such other third party experienced in the stock transfer business reasonably acceptable to FGBC which shall act as the exchange agent pursuant to Section 2.2(f) hereof.

1.16 “Fixed Exchange Ratio” — shares of IBKC common stock, issued in accordance with Section 2.2(a) (ii) or Section 2(a)(iii) of this Agreement, as applicable.

1.17 “Floating Exchange Ratio” — the quotient (rounded to the nearest thousandth of a share) obtained by dividing $23.00 by the Market Value.

1.18 “FBCA” — the Florida Business Corporation Act.

1.19 “Federal Reserve” — the Board of Governors of the Federal Reserve System.

1.20 “FGBC” — Florida Gulf Bancorp, Inc., a Florida corporation.

1.21 “FGB” — Florida Gulf Bank, a Florida banking corporation and a wholly owned subsidiary of FGBC.

1.22 “Financial Statements” — (i) the unaudited consolidated balance sheets (including related notes and schedules, if any) of a Warrantor as of February 29, 2012 and the audited consolidated balance sheets (including related notes and schedules, if any) of FGBC as of December 31, 2011 and of IBKC as of December 31, 2011, and (ii) the related consolidated statements of income (or statements of income and comprehensive income), changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the respective periods then ended.

1.23 “GAAP” — generally accepted accounting principles in the United States of America.

1.24 “IBERIABANK” — IBERIABANK, a Louisiana banking corporation and a wholly owned subsidiary of IBKC.

1.25 “IBKC” — IBERIABANK Corporation, a Louisiana corporation.

1.26 “IBKC Common Stock” — the common stock, par value $1.00 per share, of IBKC.

1.27 “Market Value” — the average of the twenty-four (24) hour daily weighted average trading prices of the IBKC Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR) on each of the fifteen (15) trading days ending one (1) Business Day prior to the Effective Date.

1.28 “Material Adverse Effect” — with respect to a Warrantor, means any change, effect, event, occurrence or state of facts that (a) is, or would reasonably be expected to be, materially adverse to the business, financial condition or results of operations of such Warrantor and its Subsidiaries taken as a whole, or (b) materially and adversely affects the ability of the Warrantor to perform its obligations hereunder or materially and adversely affects the timely consummation of the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (i) any change in the value of the securities portfolio or loan portfolio of the Warrantor, whether held as available for sale or held to maturity, resulting from changes in the prevailing level of interest rates; (ii) any change, effect, event or occurrence relating to the announcement or performance of this Agreement and the transactions contemplated hereby, including the expenses incurred by the Warrantor in consummating the transactions contemplated by this Agreement; (iii) with respect to FGBC and its Subsidiaries, any change, effect, event or occurrence resulting from any action or omission taken with the prior consent of IBKC; (iv) any change in banking, or other laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities; (v) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; and (vi) any change in political conditions or in general economic or market conditions affecting banks or their holding companies generally except to the extent that such changes in general economic or market conditions have a materially disproportionate adverse effect on the Warrantor; or (vii) the payment of any amounts due to, or the provision of any other benefits to, any directors, officers or employees of FGBC and its Subsidiaries pursuant to employment agreements, plans and other arrangements described in this Agreement.

1.29 “Merger” — the merger of FGBC with and into IBKC.

1.30 “Merger Consideration” — (i) a number of shares of IBKC Common Stock based either upon the Floating Exchange Ratio as determined under Section 2.2(a)(i) hereof or upon the Fixed Exchange Ratio as determined under Section 2.2(a)(ii) or Section 2.2(a)(iii) hereof, as applicable; plus (ii) that amount of cash paid in lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to a FGBC shareholder as determined under Section 2.2(a)(iv) hereof; plus (iii) a pro rata portion of a total cash payment (the “Additional Cash Payment”) equal to sixty-five percent (65%) of the estimated loss (to account for tax impact) on certain identified loans set forth in Schedule 1.30 to this Agreement (the “Identified Loans”) which, prior to the Effective Date, have been paid off at par, or renewed or modified on terms and conditions to the complete agreement and satisfaction of the parties.

1.31 “NASDAQ Close” — the close of trading on the NASDAQ Global Select Market pursuant to applicable NASDAQ Stock Market rules.

1.32 “1933 Act” — the Securities Act of 1933, as amended.

1.33 “1934 Act” — the Securities Exchange Act of 1934, as amended.

1.34 “Person” — any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company or unincorporated association.

1.35 “Proxy Statement” — the proxy or information statement to be used by FGBC in connection with the Shareholders Meeting to consider and vote upon the transactions contemplated by this Agreement, together with any and all amendments or supplements thereto.

1.36 “Registration Statement” — the Registration Statement on Form S-4 (or other appropriate form) and all amendments and supplements thereto filed with the SEC by IBKC under the 1933 Act in connection with the transactions contemplated by this Agreement.

1.37 “Regulatory Authorities” — collectively, any federal or state banking, insurance, securities or other governmental or regulatory authority whose approval is necessary to consummate the transactions contemplated by this Agreement.

1.38 “SEC” — the United States Securities and Exchange Commission.

1.39 “SEC Documents” — all reports, proxy statements, registration statements and other documents filed by any Warrantor pursuant to the Securities Laws.

1.40 “Securities Laws” — the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of the SEC under each of such acts.

1.41 “Shareholders Meeting” — the meeting of the shareholders of FGBC to be held pursuant to Section 7.1(b) of this Agreement, including any adjournments thereof.

1.42 “Subsidiaries” — all those corporations, banks, savings banks, associations and other entities of which the Person in question owns or controls 100% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 100% or more of the outstanding equity securities is owned directly or indirectly by such Person; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity, through a small business investment corporation or otherwise as an investment by an entity that invests in unaffiliated companies in the ordinary course of business.

1.43 “Warrantor” — IBKC or FGBC, as the case may be.

1.44 “Warrantor Benefit Plans” — the benefit plans of IBKC or FGBC, as defined in Section 5.11(a) of this Agreement and as the context shall require, which shall depend on whether the Warrantor is IBKC or FGBC.

1.45 “Warrantor Common Stock” — the IBKC Common Stock or the FGBC Common Stock, as the context shall require, which shall depend on whether the Warrantor is IBKC or FGBC.

1.46 “Warrantor Companies” — collectively, FGBC and all FGBC Subsidiaries or, collectively, IBKC and all IBKC Subsidiaries, as the context shall require.

1.47 “Warrantor Financial Statements” — the Financial Statements of Warrantor.

1.48 “Warrantor’s knowledge” — the actual knowledge of the executive management of such Warrantor or the knowledge of the management of such Warrantor that should have been known in the normal and customary operation and administration of their respective businesses and/or assets.

1.49 “Warrantor Real Property” — the real property owned by IBKC, and the real property owned by FGBC a list of which is set forth on Schedule 1.49 attached hereto, and used in the conduct of its ordinary course of business as a financial institution.

1.50 “Warrantor Subsidiaries” — the Subsidiaries of FGBC or IBKC, as the context shall require, which shall include the Subsidiaries described in Section 1.42 of this Agreement and any corporation, bank, savings bank, association or other entity that becomes or is acquired as a Subsidiary of a Warrantor in the future.

Other terms are defined as set forth below.

SECTION II.

CERTAIN TRANSACTIONS AND TERMS OF MERGER

2.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Date, FGBC will be merged with and into IBKC in accordance with this Agreement, the LBCL and the FBCA.

2.2 Determination of Merger Consideration.

(a) Except for shares of FGBC Common Stock as to which appraisal rights have been perfected and not withdrawn or otherwise forfeited under the FBCA, and as otherwise provided herein, at the Effective Date each outstanding share of FGBC Common Stock will be converted into shares of IBKC common stock as set forth below:

(i)	if the Market Value is less than $61.25 per share and greater than $47.15 per share, each FGBC shareholder’s FGBC Common Stock shall be multiplied by the Floating Exchange Ratio;

(ii)	if the Market Value is equal to or greater than $61.25 per share, each FGBC shareholder’s FGBC Common Stock shall be multiplied by a Fixed Exchange Ratio equal to 0.376 shares of IBKC Common Stock for each share of FGBC Common Stock; or

(iii)	if the Market Value is equal to or less than $47.15 per share, each FGBC shareholder’s FGBC’s Common Stock shall be multiplied by Fixed Exchange Ratio equal to 0.488 shares of IBKC Common Stock for each share of FGBC Common Stock; plus

(iv)	in lieu of issuing any fractional share of IBKC Common Stock which would otherwise be distributable to a FGBC shareholder as determined following application of Section 2.2(a)(i), (a)(ii) or (a)(iii) above, each holder of FGBC Common Stock who would otherwise be entitled thereto, after aggregating into whole shares all fractional shares of IBKC Common Stock to which such holder is entitled by virtue of the Merger, upon surrender of the certificate(s) which represented FGBC Common Stock, will receive, without interest, cash equal to such fractional share multiplied by the Market Value.

(b) In addition to shares of IBKC Common Stock to be issued and cash to be paid for any fractional shares under Section 2.2(a), holders of outstanding FGBC Common Stock as to which appraisal rights have not been perfected and not withdrawn shall be entitled to the Additional Cash Payment.

(c) Shares of FGBC Common Stock that are held by FGBC and any FGBC Subsidiary (other than shares held in a fiduciary capacity) shall not be considered to be outstanding and shall be cancelled (and not converted) by virtue of the Merger at the Effective Date and without any further action by any party.

(d) If, before the Effective Date, IBKC should split, reclassify, recapitalize or combine the IBKC Common Stock, or pay a stock dividend in IBKC Common Stock, or otherwise change the IBKC Common Stock into any other securities, or make any other dividend or distribution in respect of the IBKC Common Stock (other than normal cash dividends consistent with past practices as the same may be adjusted from time to time in accordance with or not in violation of this Agreement), and the record date therefore is prior to the Effective Date, then the Exchange Ratios will be appropriately and proportionately adjusted to reflect such split, reclassification, recapitalization, combination, stock dividend or other distribution or change, and any amounts which may be paid pursuant to Section 7.8 of this Agreement.

(e) No later than ten (10) Business Days prior to the Effective Date, FGBC shall deliver to the Exchange Agent a list of all FGBC shareholders entitled to receive the Merger Consideration, in an electronic format compatible with the Exchange Agent’s systems. No later than the Effective Date, IBKC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of FGBC Common Stock, for exchange in accordance with this Section 2.2, certificates and cash (in immediately available funds) representing the Merger Consideration to be paid. After the Effective Date, each holder of FGBC Common Stock, other than shares for which appraisal rights have been elected, upon surrender of such holder’s Certificates in accordance herewith, will be entitled to receive the Merger Consideration into which such holder’s shares have been converted, less any applicable tax withholding. Until then, each Certificate for FGBC Common Stock will represent the Merger Consideration into which the shares of FGBC Common Stock represented thereby were converted, except that IBKC may refuse to pay any dividend or other distribution payable to the holder of any unsurrendered Certificate for FGBC Common Stock (without any interest thereon) until surrender, or if such dividend or distribution has reverted in full ownership to IBKC under its Articles of Incorporation. Whether or not a Certificate for FGBC Common Stock is surrendered, after the Effective Date it will not represent any interest in any Person other than IBKC.

(f) Prior to the Effective Date, IBKC or the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates, or affidavits of loss in lieu thereof in form and substance satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of FGBC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Section 2.2. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore (i) a certificate representing that number of shares of IBKC Common Stock to which such former holder of FGBC Common Stock shall have become entitled pursuant to this Agreement and (ii) a check representing that amount of cash to which such former holder of FGBC Common Stock shall have become entitled pursuant to this Agreement.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as IBKC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(g) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(h) If necessary, IBKC shall prepare and file with the SEC, promptly after the Effective Date, a registration statement on Form S-8 (or other appropriate form) registering a number of shares of IBKC Common Stock necessary to exchange shares of FGBC Common Stock held in the Plan (as defined below) into shares of IBKC Common Stock.

2.3 Redemption of FGBC Preferred Stock. At the Effective Date, each outstanding share of FGBC Preferred Stock will be redeemed by FGBC for cash at par in accordance with FGBC’s Articles of Incorporation, as amended.

2.4 FGBC Warrants. At the Effective Date, each outstanding FGBC Warrant held by holders of FGBC Preferred Stock will have been exercised by the holders thereof or will terminate upon the Closing.

2.5 Employee Agreements.

(a) Schedule 2.5(a) sets forth a list of all of the FGBC employee agreements (collectively, the “Employment Agreements”) between FGBC or its applicable Subsidiary and their respective employees and the estimated amounts to be paid by FGBC or its applicable Subsidiary, at or immediately prior to the Effective Date, to the employees as set forth on Schedule 2.5(a) pursuant to said Employment Agreements. At or prior to the Effective Date, FGBC or its applicable Subsidiary shall pay to the employees listed on Schedule 2.5(a) the amounts, without material deviation, as set forth on Schedule 2.5(a) against delivery by each listed employee of an instrument in writing signed by the employee acknowledging (i) receipt of said payment as full payment for all amounts due and payable to such employee thereunder and (ii) the termination of said Employment Agreement, effective immediately upon the execution and delivery of said acknowledgment.

(b) Schedule 2.5(b) sets forth a list of all of the Retention Agreements which FGBC has or expects to enter into between FGBC (or its applicable Subsidiary) and their respective employees.

(c) Any action (including but not limited to any payment) under this Section 2.5 shall be subject to compliance with Section 409A of the Code and the regulations thereunder (“Section 409A”), provided that the timing of any payment under this Section 2.5 may be delayed only if such delay is necessary to comply with Section 409A.

2.6 FGBC Stock Options. At the Effective Date, each option (each, a “FGBC Stock Option”) to purchase shares of FGBC Common Stock granted under any stock option, stock purchase or equity compensation plan, director compensation plan or other arrangement or agreement of FGBC (the “FGBC Stock Option Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Date shall cease to represent a right to acquire shares of FGBC Common Stock and shall be assumed by IBKC and converted automatically into a fully vested and exercisable option to purchase a number of shares of IBKC Common Stock equal to the number of shares of FGBC Common Stock subject to such FGBC Stock Option immediately prior to the Effective Date, multiplied by the Floating Exchange Ratio or the Fixed Exchange Ratio, as appropriate (rounded down to the nearest whole share), at a price per share of IBKC Common Stock equal to the price per share under such FGBC Stock Option, divided by the appropriate exchange ratio (rounded up to the nearest whole cent) and, on the same terms and conditions as were in effect immediately prior to the Effective Date under the terms of the FGBC Stock Option Plan pursuant to which such FGBC Stock Option was granted and the award agreement by which it is evidenced. Notwithstanding anything to the contrary in this Section 2.6, the number of shares of IBKC Common Stock subject to any converted FGBC Stock Option, and the exercise price per share of any converted FGBC Stock Option, shall be determined in a manner that (x) will result in such converted option remaining compliant with, or exempt from, the requirements of Section 409A of the Code and the Department of Treasury Regulations issued thereunder, (y) with respect to each FGBC Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code, consistent with the requirements of Section 424(h) of the Code and the Department of Treasury Regulations issued thereunder, and (z) most closely reflects the economics of the adjustment pursuant to this Section 2.6. IBKC agrees that the IBKC Common Stock underlying such options shall be registered under federal and, if required, applicable state securities laws as soon as practicable subsequent to the Effective Date.

SECTION III

CLOSING AND EFFECTIVE DATE

3.1 Time and Place of Closing.

(a) The Closing will take place on a mutually agreed upon Business Day as soon as is reasonably practical subsequent to the last to occur of: (i) the date of receipt of all required Regulatory Authorities’ approvals of the Merger and the expiration of all required waiting periods, and (ii) the date on which the shareholders of FGBC approve this Agreement and the Merger at the Shareholders Meeting to be held pursuant to Section 7.1(b) of this Agreement; provided, however, that the Closing shall be held as soon as practicable after the date on which the last such condition to Closing is satisfied but in no event after the first day of the calendar month following the month in which such condition has been satisfied; or may be held on such other date as the parties hereto may mutually agree. If all conditions in Section VIII hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the other such proof of satisfaction of the conditions in Section VIII as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates and letters required by Section VIII shall be delivered, (iii) the directors and appropriate officers of the parties shall authorize, execute, deliver and acknowledge the articles and certificate of merger, and (iv) the parties shall take such further action, including (without limitation) filing this Agreement and any other necessary filings with the Secretary of State of Louisiana and the Florida Department of State to consummate the transactions contemplated by this Agreement.

(b) If on any date established for the Closing all conditions in Section VIII hereof have not been satisfied or waived by each Warrantor entitled to grant such waiver, then either Warrantor, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) days, as the declaring Warrantor shall select, but no such delay shall extend beyond the last date set forth in Section 9.1(c) without the written consent of the non-declaring party, whose consent may be withheld for any or no reason, and no such delay shall interfere with the right of either Warrantor to declare a termination pursuant to Section IX. The place of Closing shall be at the office of IBKC set forth in Section 10.7, or at such other physical location or telephonically, as the parties shall mutually determine.

3.2 Effective Date. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon the approval of the Merger by the Federal Reserve and necessary filings with the Louisiana Secretary of State in accordance with the LBCL and the Florida Department of State in accordance with the FBCA, or at such later date and time as may be set forth in such filings (the time the Merger becomes effective being referred to as the “Effective Date.”).

SECTION IV.

MANAGEMENT AND RELATED MATTERS FOLLOWING MERGER

4.1 Board of Directors and Officers of IBKC. At the Effective Date, the board of directors and officers of IBKC shall consist of those persons serving as directors and officers of IBKC immediately prior to the Effective Date.

4.2 Board of Directors and Officers of FGBC Subsidiaries. At the Effective Date, the directors and officers of the FGBC Subsidiaries shall consist of those persons serving as directors and officers of IBKC prior to the Effective Date.

4.3 Employees and Benefits.

(a) The employees of FGBC and its Subsidiaries who remain employed after the Effective Date (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK after the Closing for their service with FGBC or its Subsidiary prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements in accordance with IBKC’s plan, seniority, or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, however, that accrued vacation taken subsequent to the Effective Date may be subject to such limitations as IBKC or IBERIABANK may reasonably require.

(b) Any employee of FGBC or its Subsidiaries who does not remain employed by IBKC or its Subsidiaries after the Effective Date and who does not receive a severance payment in connection with the Merger shall receive a severance payment from IBKC as if he or she were an employee of IBKC for the entire time he or she were an employee of FGBC. No former employee of FGBC shall receive a change of control or severance payment from IBKC if he or she received a change of control payment from FGBC, unless provided otherwise pursuant to an agreement entered into between IBKC and such employee, and FGBC shall, prior to the Effective Date, use reasonable best efforts to take all steps, and obtain such consents, as may be necessary to effectuate this Section 4.3(b).

(c) In the event of any termination of any FGBC or FGBC Subsidiary health plan (a “FGBC health plan”), IBKC and IBERIABANK shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by IBKC and IBERIABANK. Unless a Continuing Employee affirmatively terminates coverage under a FGBC health plan prior to the time that such Continuing Employee becomes eligible to participate in the IBKC health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the FGBC health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of IBKC and IBERIABANK. In the event IBKC terminates any FGBC health plan or consolidates any FGBC health plan with any IBKC health plan, individuals covered by the FGBC health plan shall be entitled to immediate coverage under the IBKC health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

4.4 Indemnification and Insurance.

(a) IBKC agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of FGBC or any FGBC Subsidiary (the “Indemnified Parties”) as provided in FGBC’s or the FGBC Subsidiary’s articles of incorporation or bylaws (including without limitation the right to the advancement of expenses) with respect to matters occurring on or prior to the Effective Date shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim, suit, proceeding, investigation, or other action (“Claim”) asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 4.4(a) shall be deemed to preclude the liquidation, consolidation or merger of FGBC or any FGBC Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against IBKC. Nothing contained in this Section 4.4(a) shall be deemed to preclude any rights to indemnification or limitations on liability provided in FGBC’s or any FGBC Subsidiary’s articles of incorporation with respect to matters occurring subsequent to the Effective Date.

(b) Any Indemnified Party wishing to claim indemnification under Section 4.4, upon learning of any claim, shall notify IBKC thereof in writing as promptly as is practicable; provided, however, that failure to so notify IBKC shall not relieve IBKC from any liability that would otherwise arise under this Section 4.4 except to the extent such failure prejudices IBKC. IBKC shall have the right to assume the defense thereof and shall not be liable for any expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if IBKC does not assume or continue to pursue such defense, or counsel for the Indemnified Party advises in writing that issues raise conflicts of interest between IBKC and the Indemnified Party, then the Indemnified Party may retain counsel satisfactory to such Indemnified Party (and reasonably satisfactory to IBKC) at IBKC’s expense; provided, however, that (i) IBKC shall not be obligated to pay for more than one counsel for all Indemnified Parties in any jurisdiction except as may be required due to conflicts of interest; (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such claim; and (iii) IBKC shall not be liable for any settlement effected without the prior written consent of IBKC, which consent may be withheld unless such settlement is reasonable in light of such claims, actions, suits, proceedings or investigations against, and defenses available to, such Indemnified Party.

(c) FGBC will, for total premiums not to exceed $100,000 (the “Maximum Amount”), purchase a continuation of their current directors and officers liability insurance for a coverage period of three (3) years after the Merger, provided that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, IBKC shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an aggregate annual premium not to exceed the Maximum Amount.

(d) If IBKC or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other Person or entity and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person or entity, then, and in each such case, proper provisions will be made so that such surviving corporation or transferee and its successors and assigns assume the obligations of IBKC set forth in this Agreement. The obligations of IBKC under this Section 4.4 are intended to be for the benefit of, and enforceable against IBKC directly by, the Indemnified Parties and their heirs and representatives and shall be binding on all respective successors and permitted assigns of IBKC. IBKC shall pay all reasonable costs, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.4 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law. The provisions of this Section 4.4 shall survive the Effective Date.

SECTION V.

REPRESENTATIONS AND WARRANTIES OF IBKC AND FGBC

IBKC and FGBC hereby represent and warrant to the other Warrantor, to the extent pertaining to itself, its Subsidiaries, and/or its business or affairs, subject to the standard set forth in Section 5.21 hereof, that:

5.1 Organization, Standing, and Authority. Warrantor is a corporation duly organized, validly existing, and in good standing under the laws of the state of Louisiana and Florida, as applicable, and is duly qualified to do business and in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Warrantor has corporate power and authority to carry on its business as now conducted in all material respects, to own, lease and operate its assets, properties and business, and to execute and deliver, and to perform its obligations under, this Agreement. Warrantor is duly registered with the Federal Reserve as a bank holding company under the BHC Act. Warrantor has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects. Each of IBERIABANK and FGB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2 Capital Stock and Stock Options.

(a) The authorized, issued and outstanding capital stock of Warrantor as of the date of this Agreement, the number of shares of Warrantor Common Stock reserved for issuance under the Warrantor Benefit Plans as of such date and the number of shares of Warrantor Common Stock that are subject to outstanding stock options and warrants under such Warrantor Benefit Plans as of such date, are set forth in Schedule 5.2(a) that pertains to Warrantor. All of the issued and outstanding shares of capital stock of Warrantor are duly and validly authorized and issued and are fully paid and non-assessable. None of the outstanding shares of the capital stock of Warrantor has been issued in violation of any preemptive rights of the current or past shareholders of Warrantor. All of the IBKC Common Stock to be issued in exchange for FGBC Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be duly and validly authorized and fully paid and non-assessable.

(b) With respect to FGBC, Schedule 5.2(a) also includes a true and complete list of all holders of outstanding FGBC Stock Options, indicating, with respect to each FGBC Stock Option then outstanding, the type of award granted, the number of shares of FGBC Common Stock subject to such FGBC Stock Option, the name of the plan under which such FGBC Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof. Each FGBC Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each FGBC Stock Option is no less than the fair market value of a share of FGBC Common Stock as determined on the date of grant of such FGBC Stock Option and within the meaning of Section 409A of the Code and associated Treasury Department guidance. FGBC has made available to IBKC true and complete copies of all FGBC equity plans and the forms of all award agreements evidencing outstanding FGBC Stock Options.

(c) Except as set forth in Section 5.2(a), Section 6.1(e) or Schedule 5.2(a), there are, as of the date of this Agreement and will be, at the Effective Date, no shares of capital stock or other equity securities of FGBC outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FGBC or contracts, commitments, understandings or arrangements by which FGBC is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

5.3 Subsidiaries. Schedule 5.3 lists all of the Subsidiaries of Warrantor as of the date of this Agreement. Except as provided in Louisiana Revised Statutes 6:262, all of the shares of capital stock of each Subsidiary held by Warrantor are fully paid and non-assessable and are owned by Warrantor free and clear of any claim, lien or encumbrance. Each Subsidiary of Warrantor is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Each of FGB and IBERIABANK has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted in all material respects.

5.4 Authority.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Warrantor, subject, with respect to this Agreement, to the approval of the shareholders of FGBC. This Agreement, subject to any requisite approval by FGBC’s shareholders (and assuming in each case the due authorization, execution and delivery by the other Warrantor), represents the valid and legally binding obligation of Warrantor, enforceable against Warrantor, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Warrantor, nor the consummation by Warrantor of the transactions contemplated herein, nor compliance by Warrantor with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of IBKC or FGBC, or (ii) except as set forth on Schedule 5.4(b), constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or assets of Warrantor, pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, except such as individually or in the aggregate will not have a Material Adverse Effect, or (iii) subject to receipt of the requisite approvals, authorizations, filings, registrations and notifications referred to in Section 8.5 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Warrantor, or any of its properties or assets.

(c) Other than in connection or compliance with the provisions of applicable state corporate and securities laws, the Securities Laws and the rules and regulations thereunder, and other than consents, authorizations, approvals or exemptions required from Regulatory Authorities, no notice to, filing with, authorization of, exemption by or consent or approval of any public body or authority is necessary for the consummation by Warrantor of the Merger and the other transactions contemplated by this Agreement.

(d) The Board of Directors of each of the parties hereto (at a meeting duly called and held prior to the execution of this Agreement) has by requisite vote (i) determined that the Merger is in the best interests of such party and its shareholders, (ii) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) in the case of FGBC’s Board of Directors only, has directed that the Merger be submitted for consideration to FGBC’s shareholders at the Shareholders Meeting.

5.5 Financial Statements; Accounting. Prior to the execution of this Agreement, each Warrantor has delivered to the other Warrantor its Warrantor Financial Statements through the period ended December 31, 2011, and each Warrantor will promptly deliver when available copies of such Warrantor Financial Statements in respect of periods ending after December 31, 2011. Each of the Warrantor Financial Statements (as of the dates thereof and for the periods covered thereby):

(i) is (and, in the case of Warrantor Financial Statements in respect of periods ending after December 30, 2011, will be) in accordance with the books and records of the Warrantor, and have been and will continue to be maintained in accordance with GAAP (except as permitted by Regulation S-X of the SEC), in all material respects, and (ii) except as permitted by Regulation S-X of the SEC, presents (and, in the case of Warrantor Financial Statements in respect of periods ending after December 31, 2011, will present) fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in Shareholders’ equity and cash flows of the Warrantor as of the dates and for the periods indicated, in all material respects in accordance with GAAP applicable to financial institution holding companies applied on a basis consistent with prior periods, except as otherwise described (subject in the case of interim financial statements to normal year-end adjustments and the absence of footnotes).

5.6 Absence of Undisclosed Liabilities. Except as set forth in Schedule 5.6, neither Warrantor has any obligation or liability (contingent or otherwise) that is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, or that when combined with all similar obligations or liabilities would, either individually or in the aggregate, be material to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis, except (i) as reflected in the Warrantor Financial Statements delivered prior to the date of this Agreement, (ii) as reflected by this Agreement, or (iii) for commitments and obligations made, or liabilities incurred, since December 31, 2011, with respect to FGBC, and December 31, 2011, with respect to IBKC, in the ordinary course of its business consistent with past practices.

5.7 Tax Matters.

(a) All material federal, state, local and foreign tax returns required to be filed by or on behalf of Warrantor have been timely filed or requests for extensions have been timely filed, granted and have not expired. All taxes shown on filed returns have been paid, except for taxes which are being contested in good faith or have not yet been fully determined. There is no audit examination, deficiency, refund litigation or matter in controversy with respect to any taxes, except as reserved against in the Warrantor Financial Statements or as set forth on Schedule 5.7(a). All taxes, interest, additions and penalties which are material in amount and which are due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

(b) Except as set forth on Schedule 5.7(b), Warrantor has not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(c) Adequate provision for any federal, state, local or foreign taxes due or to become due for Warrantor for any period or periods through and including December 31, 2011 has been made and is reflected in the Warrantor Financial Statements, and will be made through and including the Closing.

(d) Deferred taxes of the Warrantor Companies have been provided for in accordance with GAAP.

(e) Neither the execution of this Agreement, FGBC shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any FGBC plan or arrangement which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to any additional taxation under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

5.8 Loans, Reserves, and Investments.

(a) All loans (including discounts) and financing leases in which Warrantor is lessor (collectively, “Credits”) reflected in the Warrantor Financial Statements were (i) made for adequate consideration in the ordinary course of business, (ii) evidenced by instruments that were true and genuine, and (iii) if secured, secured by valid perfected security interests. An accurate trial balance of all such Credits of FGBC and of the investment portfolio as of February 29, 2012 has been previously delivered to IBKC.

(b) The aggregate allowances for losses on Credits and other real estate and foreclosed assets owned reflected on the latest Warrantor Financial Statement delivered on or prior to the date of this Agreement were, as of the date of such Financial Statements and will be, at the Closing, adequate, as of the respective dates of the Financial Statements, in accordance with regulatory guidelines and GAAP in all material respects.

5.9 Properties and Insurance. Except as set forth on Schedule 5.9 or as reserved against in the Warrantor Financial Statements, Warrantor, has good and, as to real property, marketable title, free and clear of all material liens, encumbrances, charges or defaults of any character, to all of the material properties and assets, tangible or intangible, reflected in the Warrantor Financial Statements as being owned by the Warrantor as of the dates thereof. For purposes of the Warrantor’s representations and warranties contained in this Section 5.9, any reference to real property shall only relate to the Warrantor Real Property. To Warrantor’s knowledge, (i) all buildings and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by the Warrantor are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought); and (ii) the policies of fire, theft, liability, fidelity and other insurance maintained with respect to the assets or businesses of the Warrantor provide adequate coverage against loss.

5.10 Compliance with Laws. Except as set forth in Schedule 5.10, each Warrantor and the Warrantor Subsidiaries:

(a) Is, to Warrantor’s knowledge, in compliance in all material respects with all laws, regulations, reporting and licensing requirements and orders necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted in all material respects;

(b) Has received no notification or communication from any Regulatory Authority (i) threatening to revoke any license, franchise, permit or governmental authorization which is material, either individually or in the aggregate, to the financial condition, results of operations or, to the Warrantor’s knowledge, business prospects of the Warrantor on a consolidated basis or the ability of the Warrantor to consummate the transactions contemplated under this Agreement, under the terms hereof, or (ii) requiring Warrantor (or any of its officers, directors or controlling Persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(c) Has complied in all material respects with the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.”

5.11 Employee Benefit Plans.

(a)(i) Warrantor has delivered or made available to the other Warrantor, prior to the execution of this Agreement, copies of each pension, retirement, profit sharing, supplemental or excess retirement, stock option, stock purchase, savings, employee stock ownership, restricted stock, phantom stock, stock ownership, life insurance, disability, vacation pay, severance pay (including, without limitation change of control or golden parachute arrangements), incentive, deferred compensation, bonus or benefit arrangement, health or hospitalization program, fringe benefit or perquisite arrangement or other similar plan as in effect on the date of this Agreement, including, without limitation, any “employee benefit plan”, as that term is defined in Section 3(3) of ERISA, in respect of any of the present or former directors, officers, other employees or independent contractors of, or dependents, spouses or other beneficiaries of any of such directors, officers, other employees or independent contractors of, any of the Warrantor Companies (collectively, the “Warrantor Benefit Plans”), and (ii) FGBC and the FGBC Subsidiaries have delivered or made available to IBKC, prior to the execution of this Agreement, copies of each employment or consulting agreement as in effect on the date of this Agreement which provides any benefit or perquisites to or in respect of any of the present or former directors or officers of, or dependents, spouses or other beneficiaries of any of such directors or officers of, FGBC and the FGBC Subsidiaries, which employment and consulting agreements are, with respect to FGBC and the FGBC Subsidiaries, included in the term “Warrantor Benefit Plans” as defined above. Any of the Warrantor Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Warrantor ERISA Plan”. No Warrantor has participated in or been a member of, and no Warrantor Benefit Plan is or has been, a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as set forth on Schedule 5.11(a), the Warrantor Benefit Plans of FGBC and the FGBC Subsidiaries are terminable on their terms without penalty or payment except for accrued and vested benefits thereunder.

(b) All Warrantor Benefit Plans comply in all material respects with the applicable provisions of ERISA and the Code, and any other applicable laws, rules and regulations the breach or violation of which could result in a liability, either individually or in the aggregate, material to the financial condition, results of operations or prospects of the Warrantor on a consolidated basis. With respect to the Warrantor Benefit Plans, no event has occurred and, to Warrantor’s knowledge, there exists no condition or set of circumstances, in connection with which the Warrantor could be subject to any liability (except liability for severance payments, benefit claims, Pension Benefit Guaranty Corporation premiums, and funding obligations payable in the ordinary course). No notice of a “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any Warrantor ERISA Plan which is subject to Title IV of ERISA within the 12-month period ending on the date of this Agreement. No Warrantor has provided, or is required to provide, security to any Warrantor ERISA Plan which is subject to Title IV of ERISA pursuant to Section 401(a)(20) of the Code.

(c) Except as set forth on Schedule 5.11(c), no Warrantor ERISA Plan which is subject to Title IV of ERISA has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of each such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated as of the date of this Agreement in accordance with all applicable legal requirements.

5.12 Material Contracts. Except, with respect to FGBC, as set forth on Schedule 5.12, and except, with respect to IBKC, as filed as an exhibit to its most recent Form 10-K, none of the Warrantor Companies, nor any of their respective assets, businesses or operations, as of the date of this Agreement, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case would be required to be filed as an exhibit to a Form 10-K filed by Warrantor as of the date of this Agreement (each such contract, agreement or amendment, a “Warrantor Material Contract”). No Warrantor Company is in default in any material respect under any Warrantor Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

5.13 Legal Proceedings. Except as set forth on Schedule 5.13, there are no actions, suits or proceedings instituted or pending or, to Warrantor’s knowledge, threatened against a Warrantor Company, or affecting any property, asset, interest or right of any of them.

5.14 Absence of Certain Changes or Events. Since December 31, 2009, the Warrantor Companies, taken as a whole on a consolidated basis, have not suffered any change in any respect that has had or, to Warrantor’s knowledge, is reasonably likely to have a Material Adverse Effect.

5.15 Reports. Since December 31, 2009, each of the Warrantor Companies has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) the Federal Reserve, (iii) the Federal Deposit Insurance Corporation, and (iv) any applicable state banking, insurance, securities or other regulatory authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading.

5.16 Statements True and Correct. None of the information supplied or to be supplied by Warrantor for inclusion in (i) the Registration Statement, (ii) the Proxy Statement and (iii) any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when first mailed to the shareholders of FGBC be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading. All documents that Warrantor is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law including applicable provisions of the Securities Laws.

5.17 Environmental Matters.

(a) To Warrantor’s knowledge, Warrantor and each Warrantor Subsidiary (for purposes of this Section 5.17, the term “Warrantor Subsidiary” shall include small business investment corporations and entities that invest in unaffiliated companies in the ordinary course of business in which Warrantor owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by Warrantor), except as set forth in Schedule 5.17(a), the Warrantor Real Property and the Participation Facilities (as defined below) are, and have been, in compliance in all material respects with all applicable laws, rules, regulations and standards, and all requirements of the United States Environmental Protection Agency (“EPA”) and of state and local agencies with jurisdiction over pollution or protection of health or the environment.

(b) To Warrantor’s knowledge, except as set forth in Schedule 5.17(b), there is no suit, claim, action or proceeding, pending or threatened, before any court, governmental agency, board or other forum pursuant to which Warrantor or any of the Warrantor Subsidiaries or any Warrantor Real Property or Participation Facility (or in respect of such Warrantor Real Property or Participation Facility) has been or, with respect to threatened proceedings may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule or regulation or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on any site owned (including as trustee), leased or operated by it or any of its subsidiaries or any Warrantor Real Property or Participation Facility.

(c) To Warrantor’s knowledge, except as set forth in Schedule 5.17(c), there is no reasonable basis for any suit, claim, action or proceeding of a type described in Section 5.17(b).

(d) During the period of (i) Warrantor’s or any of the Warrantor Subsidiaries’ ownership (including as trustee) or operation of any of their respective current properties, which, with respect to each Warrantor, shall be limited to the Warrantor Real Property, and (ii) Warrantor’s or any of the Warrantor Subsidiaries’ participation in the management of any Participation Facility, to Warrantor’s knowledge, there has been no release of Hazardous Material or oil in, on, under or affecting such property or Participation Facility.

(e) For purposes of this Section 5.17: (i) “Participation Facility” means any property in which Warrantor (or a Warrantor Subsidiary) participates in the management of such property; and (ii) “Hazardous Material” means any pollutant, contaminant or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state or local law.

5.18 Knowledge as to Conditions. On the date of this Agreement, Warrantor knows of no reason why the regulatory approvals, authorizations, filings, registrations and notices contemplated by Section 8.5 should not be obtained without the imposition of any material and adverse condition or restriction.

5.19 Labor Matters. Except as set forth on Schedule 5.19, neither Warrantor is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Warrantor the subject of any proceeding asserting that Warrantor has committed an unfair labor practice or seeking to compel Warrantor to bargain with any labor union or labor organization as to wages and conditions of employment; nor is there any strike or other labor dispute involving Warrantor pending or threatened.

5.20 Materiality. No representation or warranty by a Warrantor contained in this Section V shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Section V, as applicable, there is or is reasonably likely to be a Material Adverse Effect, except that the representations and warranties in Sections 5.1, 5.2, 5.3 and 5.4 shall be true and correct in all respects. FGBC’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with this Agreement or a written request of IBKC.

5.21 FGBC Affiliates. Except as set forth on Schedule 5.21, there is no person other than FGBC’s executive officers, directors and Subsidiaries whom FGBC reasonably believes is an “affiliate” (as defined in Rule 405 under the 1933 Act) of FGBC.

SECTION VI.

COVENANTS AND AGREEMENTS

Each of the parties to this Agreement hereby covenants and agrees with the other parties as follows:

6.1 Conduct of Business — Negative Covenants. From the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, except as otherwise permitted by this Agreement or as set forth on Schedule 6.1, FGBC will not do, and will not agree or commit to do, and FGBC will cause each of its Subsidiaries not to do and not to agree to commit to do, any of the following without the prior written consent of a duly authorized officer of IBKC:

(a) Amend its articles of incorporation, by-laws, or other governing instruments, or

(b) Impose, or suffer the imposition, on any share of capital stock held by it or by one of its Subsidiaries, of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, or

(c) Except as set forth on Schedule 6.1(c), repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock, or issue Certificates representing more than five percent (5%) of the outstanding shares of FGBC Common Stock to replace lost, stolen or destroyed Certificates in accordance with Section 2.2(f), or

(d) Except as expressly contemplated by this Agreement, acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) good faith foreclosures in the ordinary course of business, (iii) acquisitions of control by a banking Subsidiary in a bona fide fiduciary capacity, (iv) investments made by small business investment corporations or by Subsidiaries that invest in unaffiliated companies in the ordinary course of business, or (v) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement, or

(e) Except as set forth on Schedule 6.1(e), issue, sell, pledge, encumber, authorize the issuance of, or otherwise dispose of: (i) any shares of its capital stock, including any agreement to issue, sell, pledge, encumber, or authorize the issuance of its capital stock; (ii) any substantial part of its assets or earning power; or (iii) any asset other than in the ordinary course of business for reasonable and adequate consideration, or

(f) Adjust, split, combine, or reclassify any capital stock of FGBC or issue or authorize the issuance of any other securities in respect of or in substitution for FGBC Common Stock, or

(g) Except as set forth on Schedule 6.1(g), incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements), or

(h) Except as set forth on Schedule 6.1(h), without prior consultation with or the prior consent of IBKC, grant any increase in compensation or benefits to its officers or other employees; pay any bonus, enter into any severance agreements with any of its directors or officers; grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law or, in the opinion of counsel, is necessary or advisable to maintain the tax qualification of any plan under which the retirement benefits are provided) that would increase the retirement benefit liabilities of FGBC and its Subsidiaries.

(i) Except as contemplated by this Agreement, or any of the agreements, documents or instruments contemplated hereby, or as set forth on Schedule 6.1(i), amend any existing employment, severance or similar contract or other arrangement between it or any of its Subsidiaries (unless such amendment is required by law), or enter into any new such contract or other employment arrangement with, any person, or

(j) Except as contemplated by this Agreement or any of the agreements, documents or instruments contemplated hereby, or set forth in Schedule 6.1(j), adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan, other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or

(k) Place or suffer to exist on any of it assets or properties any mortgage, pledge, lien, charge or other encumbrance, other than in the ordinary course of business consistent with past practices, or as disclosed in Schedule 6.1(k), cancel any material indebtedness to it or any material claims which it may have had, or waive any right of substantial value or discharge or satisfy any material noncurrent liability, or

(l) Charge off (except as may otherwise be required by law or by Regulatory Authorities or by GAAP consistently applied) any material Credit, or make or enter into any commitments to make any Credit which varies materially from its written credit policies, copies of which have been made available to IBKC, or

(m) Reduce its reserve for loan losses below $7.0 million, except as may be required by law, Regulatory Authorities or GAAP, or

(n) Other than in the ordinary course of business consistent with past practices, enter into any contract or series of related contracts involving a payment of more than $100,000.

(o) Commit to do any of the foregoing.

6.2 Conduct of Business — Affirmative Covenants. Unless the prior written consent of the other Warrantor shall have been obtained, except as otherwise contemplated or permitted hereby or as set forth on Schedule 6.2, each Warrantor shall operate its business only in the ordinary course of business of such Warrantor consistent with past practices, shall preserve intact its business organizations and assets and maintain its rights and franchises, and shall voluntarily take no action which would (i) adversely affect the ability of any of them to obtain any necessary approvals of Regulatory Authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.5 of this Agreement, (ii) adversely affect the ability of such Warrantor to perform its obligations under this Agreement, or (iii) cause or permit a breach of any of its covenants or cause or permit any representation or warranty of it to become untrue in any material respect, as if each such representation and warranty were continuously made from the date hereof.

6.3 Adverse Changes in Condition. Each Warrantor shall give written notice promptly to the other Warrantor concerning (i) any event which has had, or is reasonably likely to have, a Material Adverse Effect on such Warrantor, or (ii) the occurrence or impending occurrence of any event or circumstance known to such Warrantor which would have needed to be reported in a disclosure schedule hereunder if it had occurred or been pending on or prior to the date of this Agreement, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such Warrantor contained herein or that would reasonably be expected to materially and adversely affect the timely consummation of the transactions contemplated hereby. Each Warrantor shall use its reasonable best efforts to prevent or to promptly remedy the same.

6.4 Investigation and Confidentiality. Prior to the Effective Date, each Warrantor will keep the other Warrantor promptly advised of all material developments relevant to its business and to the consummation of the Merger and may make or cause to be made such investigation, if any, of the business, properties, operations and financial and legal condition of the other Warrantor and its Subsidiaries as such Warrantor reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, operations and condition; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Each Warrantor agrees to furnish the other Warrantor and the other Warrantor’s respective advisors with such financial and operating data and other information with respect to its business, properties and employees as the other Warrantor shall from time to time reasonably request. No investigation by one Warrantor shall affect the representations and warranties of the other Warrantor and, subject to Section 9.3 of this Agreement, each such representation and warranty shall survive any such investigation. Each Warrantor agrees to furnish the other Warrantor with all information necessary to expedite pre-conversion planning and implementation, including, but not limited to, all things necessary, proper or advisable under applicable laws and regulations to plan, make effective and consummate systems and branch conversions. Notwithstanding the foregoing, neither party hereto shall be required to provide access to or to disclose information where such access or disclosure would violate its attorney-client privilege or violate or prejudice the rights of any customer or contravene any law, rule, regulation, order or judgment, nor to disclose board minutes of any confidential discussion of this Agreement and the transactions contemplated hereby. Each Warrantor shall maintain the confidentiality of all confidential information furnished to it by the other Warrantor in accordance with the terms of the confidentiality agreement dated November 11, 2011 between the Warrantors (the “Confidentiality Agreement”).

6.5 Reports. From the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, each Warrantor shall, IBKC shall cause IBERIABANK to, and FGBC shall cause FGB to, file all reports required to be filed by such Warrantor, FGB and IBERIABANK with any Regulatory Authority, and shall deliver to the other Warrantor copies of all such reports promptly after the same are filed.

6.6 Dividends. Except as set forth on Schedule 6.6, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, FGBC shall not declare or pay any dividend or other distribution to its shareholders.

6.7 Capital Stock. Except as otherwise contemplated by this Agreement (including Section 6.1(e) hereof), or as set forth on Schedule 6.7, without the prior written consent of IBKC, from the date of this Agreement to the earlier of the Effective Date or the termination of this Agreement, FGBC shall not, and shall not enter into any agreement to, issue, sell, or otherwise permit to become outstanding any additional shares of FGBC Common Stock or any other capital stock of FGBC and any Subsidiary of FGBC, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock.

6.8 Certain Actions.

(a) Subject to Section 6.8(d) of this Agreement, FGBC agrees that, from the date of this Agreement until the earlier of the Effective Date or the termination of this Agreement, neither it nor any of its Subsidiaries, nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

(b) FGBC agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore (other than IBKC) with respect to any Acquisition Proposal informing them that the Board of Directors no longer seeks the making of any Acquisition Proposals.

(c) FGBC agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 6.8.

(d) Notwithstanding the provisions of Section 6.8(a) of this Agreement, if any Person after the date of this Agreement submits to FGBC’s board of directors an unsolicited, bona fide, written Acquisition Proposal, and FGBC’s board of directors reasonably determines in good faith, after receipt of advice from outside legal counsel, that the failure to engage in discussions with such Person concerning such Acquisition Proposal may cause FGBC’s board of directors to breach its fiduciary duties to FGBC and its shareholders, and after consultation with its financial advisor, then, in such case, (i) FGBC may (A) furnish information about its business to such Person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Person, provided that FGBC must contemporaneously furnish to IBKC all such non-public information furnished to such Person, and (B) negotiate and participate in discussions and negotiations with such Person; and (ii) if FGBC’s board of directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), FGBC’s board of directors may (subject to the provisions of this Section 6.8) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, (i) at any time after five (5) Business Days following IBKC’s receipt of written notice (a “Notice of Superior Proposal”) advising IBKC that FGBC’s board of directors has received a Superior Proposal and enclosing a copy of the Acquisition Proposal, identifying the Person submitting the Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and (ii) subject to IBKC’s Right of First Refusal (defined below). In the event IBKC elects not to exercise the Right of First Refusal, FGBC shall provide IBKC with a final written notice of acceptance before or simultaneous with accepting any Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash and/or securities, and otherwise on terms which FGBC’s board of directors determines, after consultation with its financial advisor, are more favorable to FGBC’s shareholders (in their capacities as shareholders) from a financial point of view than the Merger after giving effect to the provisions of Section 9.2 (or other revised proposal submitted by IBKC). For the purposes of this Section 6.8(d), an Acquisition Proposal shall be “bona fide” if the board of directors of FGBC reasonably determines that the Person submitting such Acquisition Proposal is capable, from a financial, regulatory and other appropriate perspectives, of consummating such Acquisition Proposal on the terms proposed.

(e) IBKC shall have the right (“Right of First Refusal”) for five (5) Business Days after receipt of Notice of Superior Proposal to make such adjustments in the terms and conditions of this Agreement as would enable FGBC to proceed with the Merger on the basis of such adjusted terms. If IBKC fails to exercise such Right of First Refusal within the time herein specified, FGBC shall be at liberty to accept the Superior Proposal, subject to the obligations of FGBC pursuant to Section 9.2 hereof.

6.9 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement and its fiduciary duties under applicable law, each Warrantor agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby. Each Warrantor shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement, including, but not limited to, all third party consents to assignments or other transfer of the leases and contracts set forth on Schedule 6.9. This Section 6.9 shall not require either Warrantor to waive any condition to such Warrantor’s obligation to consummate the Merger.

6.10 Operating Functions. FGBC and FGB shall cooperate with IBKC and IBERIABANK in connection with planning for the efficient and orderly combination of the parties and the operation of FGB after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date.

6.11 Preservation of Business. FGBC shall use its reasonable best efforts to preserve the possession and control of all of FGBC’s and FGB’s assets (other than those consumed or disposed of for value in the ordinary course), and the goodwill of customers and others having business relations with them, and will do nothing knowingly to impair their ability keep and preserve their businesses as they exist on the date hereof. From the date hereof until the Effective Date, FGB (i) shall provide IBERIABANK with schedules of the rates paid by FGB on its deposit accounts from the date of this Agreement until the Effective Date (“stated rates”), and shall notify IBERIABANK of any determination to pay any FGB client 25 or more basis points above a stated rate, (ii) shall confer with IBERIABANK not less than once every two weeks to review the conduct of FGBC’s loan approval and investments processes, and (iii) shall notify IBERIABANK promptly of any change that may result in a Material Adverse Effect on the Credits identified in Section 5.8(a) and (iv) shall provide IBERIABANK with a weekly report of its lending activities during such periods. From the date hereof until the Effective Date, (i) FGBC may modify and renew any loan; and (ii) may originate new loans up to $1.0 million with a credit grade of 3 Satisfactory Risk or better; and (iii) may originate new loans in excess of $1.0 million as mutually agreed upon by the parties.

6.12 Issuance of IBKC Common Stock. IBKC shall, prior to the Closing, take such action as is required to authorize and reserve for issuance the IBKC Common Stock to the shareholders of FGBC pursuant to the Merger, and to permit such IBKC Common Stock to be approved for listing and quotation on the NASDAQ Global Select Market.

6.13 Support Agreements. FGBC shall use its reasonable best efforts to deliver to IBKC as of the date hereof a Support Agreement executed by each FGBC director substantially in the form of Exhibit I.

6.14 Bank Merger. FGBC will, and will cause FGB to, take such action as IBKC shall reasonably deem necessary or advisable so that, on or as soon as practicable after the Effective Date as determined by IBKC, FGB will merge into IBERIABANK (the “Bank Merger”).

SECTION VII.

ADDITIONAL AGREEMENTS

7.1 Registration Statement; Shareholder Approval.

(a) The Warrantors shall cooperate in the preparation of the Registration Statement. IBKC shall, as soon as practicable, but not later than forty-five (45) days following the date of this Agreement, file the Registration Statement with the SEC, and the Warrantors shall use their reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act as soon as practicable after filing. IBKC shall provide FGBC and its counsel with a reasonable opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. IBKC shall take, and FGBC shall cooperate with IBKC in connection with, any action required to be taken under the applicable state Blue Sky or securities laws in connection with the issuance of shares of IBKC Common Stock upon consummation of the Merger. Each Warrantor shall furnish all information concerning it and the holders of its capital stock as the other Warrantor may reasonably request in connection with such action. FGBC and IBKC shall promptly notify the other party if at any time it becomes aware that the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, FGBC shall cooperate with IBKC in the preparation of a supplement or amendment to such Registration Statement that corrects such misstatement or omission, and IBKC shall file an amended Registration Statement with the SEC, and each of FGBC and IBKC shall mail an amended Proxy Statement to FGBC’s shareholders.

(b) FGBC shall call a Shareholders Meeting for the purpose of considering and voting upon the Merger. In connection with the Shareholders Meeting, (i) FGBC shall mail the Proxy Statement to its shareholders, (ii) each Warrantor shall furnish to the other Warrantor all information concerning it and its Subsidiaries that the other Warrantor may reasonably request in connection with the Proxy Statement, and (iii) the Board of Directors of FGBC, subject to its fiduciary duties under applicable law, recommend to its shareholders the approval of this Agreement and cause FGBC to use its reasonable best efforts to obtain such shareholder approval.

7.2 Tax Opinion. IBKC agrees to use its reasonable best efforts to obtain a written opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., addressed to the Warrantors and reasonably satisfactory to FGBC’s counsel, dated the date of the Closing, subject to customary representations and assumptions, and substantially to the effect that:

(i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and IBKC and FGBC will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

(ii) no gain or loss will be recognized by IBKC or FGBC as a result of the Merger;

(iii) a shareholder of FGBC who receives IBKC Common Stock and cash in exchange for such shareholder’s shares of FGBC Common Stock generally will recognize gain, but not loss, to the extent of the lesser of: (1) the excess, if any, of (a) the sum of the aggregate fair market value of the IBKC Common Stock received (including any fractional share of IBKC Common Stock deemed to be received and exchanged for cash) and the amount of cash received (including any cash received in lieu of a fractional share of IBKC Common Stock) over (b) the shareholder’s aggregate tax basis in the shares of FGBC Common Stock exchanged in the Merger; and (2) the amount of cash received;

(iv) the aggregate tax basis of the IBKC Common Stock received by a shareholder of FGBC who exchanges such shareholder’s FGBC Common Stock in the Merger will equal such shareholder’s aggregate tax basis in the shares of FGBC Common Stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBKC Common Stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such shareholder in the Merger; and

(v) the holding period of the shares of IBKC Common Stock received in the Merger will include the period during which the shares of FGBC Common Stock surrendered in exchange therefore were held, provided such shares of FGBC Common Stock were held as capital assets at the Effective Date.

7.3 Press Releases. IBKC and FGBC shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, and except as may be otherwise required by law, neither IBKC nor FGBC shall issue any news release, or other public announcement or communication with respect to this Agreement without first consulting with the other party and using its reasonable best efforts to provide the other party with the proposed news release, public announcement or communication prior to its distribution. It is understood that IBKC shall assume primary responsibility for the preparation of joint press releases relating to this Agreement.

7.4 Applications. The Warrantors shall, and shall cause their Subsidiaries to, as soon as practicable, but not later than thirty (30) days following the date of this Agreement, prepare and file applications with the appropriate Regulatory Authorities seeking the approvals necessary to consummate the transactions contemplated by this Agreement. Each Warrantor shall have the right to review and approve in advance all characterizations of the information relating to that party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority. In addition, each Warrantor shall furnish to the other party for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority prior to its filing. The Warrantors shall provide copies of all such filings to each other within two (2) business days after such filings are made and shall promptly inform each other of all substantive regulatory contacts concerning the transactions contemplated by this Agreement.

7.5 Medical Claims. In the event that IBKC determines that at or subsequent to Closing, it will terminate or consolidate any FGBC or FGBC Subsidiary health plans, upon the request of IBKC, FGBC and its Subsidiaries will use their reasonable best efforts to cause, prior to the Effective Date, their employees to submit promptly all bills and receipts representing claims for reimbursement of medical expenses incurred prior to the effective date of such termination or consolidation.

7.6 FGB Employee 401(k) Profit Sharing Plan. Prior to the Effective Date, the FGBC Board of Directors shall adopt a resolution providing that the FGB Employee 401(k) Profit Sharing Plan (the “Plan”) shall terminate as of the Effective Date. Prior to the Effective Date, FGB, and following the Effective Date, IBERIABANK, shall use their respective reasonable best efforts in good faith to obtain a favorable determination letter from the Internal Revenue Service, provided IBERIABANK wishes to pursue a favorable determination letter for the Plan (including, but not limited to, making such changes to the Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Prior to the Effective Date, FGB, and following the Effective Date, IBERIABANK, will adopt such amendments to the Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination. Following the effective date of the Plan’s termination, neither FGB, prior to the Effective Date, nor IBERIABANK, following the Effective Date, shall make any distribution from the Plan except as may be required by applicable law, or in accordance with the Plan’s terms in the ordinary course (e.g., due to retirements or terminations of employees), until receipt of such favorable determination letter. Any distributions may, at the recipient’s option, be rolled into a defined contribution plan of IBERIABANK (or IBKC, as the case may be), subject to IBKC’s discretion: (i) to reject any such rollover if it may reasonably jeopardize the qualified status of such IBERIABANK or IBKC plan; and (ii) to reject non-cash rollovers or rollovers of plan loans. In the case of a conflict between the terms of this Section 7.6 and the terms of the Plan, the terms of the Plan shall control; provided, however, in the event of any such conflict, FGB, before the Effective Date, and IBERIABANK, after the Effective Date, shall use their reasonable best efforts to cause the Plan to be amended to conform to the requirements of this Section 7.6. Additionally, the Plan trustees shall resign and IBKC shall appoint new trustees of the Plan as of the Effective Date.

7.7 Employment Agreements. As of the Effective Date, IBKC agrees that William P. Valenti and F. John Reingardt (the “Employees”) will enter into Employment Agreements with IBKC substantially in the form of Exhibit II and Exhibit III, respectively (the “Post-Merger Employment Agreements”). The Post-Merger Employment Agreements will provide upon termination thereof substantially the same benefits as the Employees’ current employment agreements provide. The existing employment agreements of the Employees with FGBC and the FGB Subsidiaries listed on Schedule 7.7 (the “Pre-Merger Employment Agreement”) shall be terminated as of the Effective Date and superseded by the Post-Merger Employment Agreements. The Employees shall receive any payments that they are entitled to receive under their existing Pre-Employment Agreements on the Effective Date (Schedule 2.5(a)); provided, however, that no such payments or benefits in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code.

7.8 Identified Loans.

(a) On the Effective Date, FGBC shall deliver to IBKC an updated Schedule 1.30 to this Agreement, which shall have been revised solely to remove any Identified Loans that comprise the Additional Cash Payment.

(b) On the Effective Date, IBKC shall establish an account at IBERIABANK (the “Identified Loan Account”) equal to the remaining amount of the Additional Cash Payment not paid on the Effective Date for the benefit of FGBC common shareholders of record at the Effective Date who do not exercise dissenters’ rights in connection with the Merger (the “Specified Shareholders”). The Identified Loan Account shall be determined by majority vote of a committee (the “Committee”) which shall consist of two (2) representatives to be chosen by the FGBC Board of Directors and subsequently by the Lee County Advisory Board and three (3) representatives to be chosen by IBKC, one of whom shall be IBKC’s Chief Credit Officer. The Committee will meet semiannually. One of each such meetings shall be within thirty (30) days following each anniversary of the Effective Date (the “Anniversary Date”). Special meetings of the Committee shall be held upon the call of any member after receipt of 3 days’ notice by each member which notice may be written, by facsimile, telephone or email. No meetings shall be held unless all members of the Committee are then in attendance.

(c) Not less than thirty (30) days following each Anniversary Date during a period of three years following the Effective Date, IBKC shall distribute from the Identified Loan Account to the Specified Shareholders, on a pro rata basis, a cash payment equal to fifty percent (50%) of recovered estimated losses (to account for tax impact and estimated workout costs) on Identified Loans which, to IBKC’s complete satisfaction, have been (i) paid off at par, (ii) paid off at less than par but in excess of the recovered estimated loss of principal through a short sale or liquidation (including workouts, recovery from collateral and pursuit of guarantees and other obligations); (iii) fully secured by additional collateral, (iv) renewed, or (v) otherwise modified, prior to that Anniversary Date. Such payment which may be made following the third Anniversary Date shall also include any Identified Loan which is then determined to be performing. For purposes of this payment, “performing” shall mean an Identified Loan which has been determined to be a “pass rated credit” under IBERIABANK’s most recent credit risk assessment process. During such three-year period, IBKC shall use its reasonable best efforts to maximize collections and preserve the value of the Identified Loan Account, in accordance with prudent and reasonable commercial practices and procedures appropriate to the administration of the Identified Loans.

SECTION VIII.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

The obligation of each Warrantor to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived by such party pursuant to Section 10.5 of this Agreement:

8.1 Representations and Warranties. The representations and warranties of the other Warrantor set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the time of the Closing with the same effect as though all such representations and warranties had been made on and as of the time of the Closing, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date or (ii) as expressly contemplated or permitted by this Agreement, in each case subject to the standard set forth in Section 5.21 hereof.

8.2 Performance of Agreements and Covenants. Each and all of the agreements and covenants of the other Warrantor to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the time of the Closing shall have been duly performed and complied with by it in all material respects.

8.3 Certificates. Each Warrantor shall have delivered to the other Warrantor a certificate, dated as of the time of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 8.1 and Section 8.2 of this Agreement with respect to it have been satisfied, all in such reasonable detail as the other Warrantor shall request.

8.4 Shareholder Approval. The shareholders of FGBC shall have approved this Agreement, the Merger and the consummation of the transactions contemplated hereby, as and to the extent required by law and by the provisions of the governing instruments of FGBC, and FGBC shall have furnished to IBKC certified copies of resolutions duly adopted by its shareholders evidencing the same. Holders of not more than 10% of the FGBC Common Stock shall have exercised statutory rights of dissent and appraisal pursuant to the FBCA.

8.5 Consents and Approvals. All material approvals and authorizations of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. Any approval obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall not contain any material adverse non-standard term or condition which in the reasonable judgment of the Board of Directors of IBKC so materially and adversely affects the economic or business assumptions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger and the Bank Merger. To the extent that any lease, license, loan or financing agreement or other contract or agreement to which Warrantor is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by this Agreement, such consent or waiver shall have been obtained, unless the failure to obtain such consent or waiver would not, following the Merger, have a Material Adverse Effect on such Warrantor.

8.6 Legal Proceedings. No Warrantor shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

8.7 Tax Matters. Each Warrantor shall have received the tax opinion addressed to it referred to in Section 7.2 of this Agreement. No payments or benefits to officers of FGBC or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code (or, if so, FGBC may satisfy this condition by reducing the Merger Consideration by an amount equal to the additional income tax incurred by FGBC and its Subsidiaries as a result of the disallowance of the deduction applicable thereto).

8.8 Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC.

8.9 Simultaneous Transactions. The Warrantors shall have executed all documents and taken all such other action as are necessary to effectuate the Merger other than any post-Merger filings necessary to report and complete the Merger, and the Warrantors shall have irrevocably authorized their agents to make any such post-Merger filings in its behalf.

8.10 NASDAQ Listing. The shares of IBKC common stock to be issued in the Merger shall have been authorized for listing on the NASDAQ Global Select Market.

8.11 Payment of Merger Consideration. As a condition to FGBC’s obligation to consummate the Merger, IBKC shall have delivered the Merger Consideration to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide FGBC with a certificate evidencing such delivery.

8.12 No Material Adverse Effect. Since December 31, 2011, no event has occurred or circumstance arisen that, individually or in the aggregate, has had a Material Adverse Effect on the other Warrantor.

8.13. FGBC Preferred Stock and FGBC Warrants. FGBC shall have redeemed fully all outstanding shares of FGBC Preferred Stock in accordance with the Articles of Incorporation of FGBC, as amended, and all outstanding FGBC Warrants shall have been exercised or terminated pursuant to their terms.

8.14 Employment Agreements. Pursuant to Section 7.7 of this Agreement, all Pre-Merger Employment Agreements shall have been terminated, and the Post-Merger Employment Agreements shall have been executed by the parties and shall be effective as of the Effective Date.

8.15 Fairness Opinion. FGBC shall have received a written opinion from Syndicated Capital, Inc., FGBC’s financial advisor, dated as of the date of this Agreement and not subsequently withdrawn prior to the Effective Date, to the effect that, as of such date, the Merger Consideration to be received by the holders of FGBC Common Stock is fair to FGBC’s shareholders from a financial point of view.

SECTION IX.

TERMINATION

9.1 Termination. Notwithstanding any other provision of this Agreement and notwithstanding the approval of this Agreement by the shareholders of FGBC, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing:

(a) By mutual consent of the Boards of Directors of the Warrantors; or

(b) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Warrantor of any representation, warranty, covenant or agreement of such other Warrantor contained herein which would result in the failure to satisfy the closing condition set forth in Section 8.1 or 8.2 of this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of a written notice to the breaching Warrantor of such material breach; or

(c) By the Board of Directors of either Warrantor in the event that the Merger shall not have been consummated within twelve (12) months after the date of this Agreement; or

(d) By the Board of Directors of either Warrantor in the event any approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(e) By the Board of Directors of IBKC, in the event any such approval of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any material adverse condition or requirement that, in the reasonable opinion of IBKC, would so materially adversely affect its business or the economic benefits of the Merger as to render consummation of the Merger inadvisable or unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(f) By the Board of Directors of either Warrantor, if the shareholders of FGBC fail to approve this Agreement and the consummation of the transactions contemplated hereby at the Shareholders Meeting; or

(g) By the Board of Directors of either Warrantor (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Warrantor to consummate the Merger cannot be satisfied or fulfilled within ten (10) months after the date of this Agreement; provided, however, that such ten-month period may be extended by the Board of Directors of either Warrantor for up to an additional sixty (60) days if necessary to obtain all material approvals and authorizations of Regulatory Authorities required under 8.5 of this Agreement; or

(h) By the Board of Directors of IBKC if the Board of Directors of FGBC shall, or shall have resolved to withdraw, modify or change its recommendation to FGBC’s shareholders of this Agreement or the Merger, or to recommend any Acquisition Proposal other than the Merger; or

(i) By the Board of Directors of either Warrantor if the other Warrantor has experienced, or is reasonably likely to experience, a Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by the Warrantor invoking this Section 9.1(i), which notice shall specify the nature of the matter or matters constituting such Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by such Warrantor within fifteen (15) days following the end of such remedial or curative period; or

(k) By the Board of Directors of FGBC, pursuant to Section 6.8(d).

9.2 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement shall become void and have no effect and the parties hereto (and the Subsidiaries of the parties and the officers and directors of the parties and their Subsidiaries) will be relieved of all obligations and liabilities under this Agreement, except that: (i) the provisions of Sections IX and X hereof shall survive any such termination and abandonment; (ii) a termination pursuant to Section 9.1(b) of this Agreement shall not relieve a breaching Warrantor from liability for any breach giving rise to such termination and the provisions of Section 9.2(c) or (d), as applicable; (iii) each Warrantor shall remain obligated under, and liable for any breach of, any of the provisions of this Agreement that survive its termination.

(b) In the event this Agreement is terminated by IBKC (i) pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by FGBC, or (ii) pursuant to Section 9.1(f) because of the failure of the shareholders of FGBC to approve the Merger and this Agreement; or (iii) pursuant to Section 9.1(h) hereof because the Board of Directors of FGBC shall have withdrawn, modified or changed its recommendation to FGBC’s shareholders, or by FGBC pursuant to Section 9.1(k) hereof, and within twelve (12) months after the date of any such termination FGBC, without IBKC’s prior written consent, accepts in a written agreement an Acquisition Proposal, then FGBC shall pay IBKC $2.0 million (the “Termination Fee”), which shall be paid not later than the fifth Business Day following the date FGBC accepts such Acquisition Proposal. Upon payment of the Termination Fee pursuant to this Section 9.2(b), IBKC will not have any other rights or claims against FGBC or its Subsidiaries, or their respective officers and directors, under this Agreement.

(c) In the event this Agreement is terminated by FGBC (i) pursuant to Section 9.1(b) hereof because of a willful breach of a representation, warranty, covenant or other agreement by IBKC, or (ii) pursuant to Section 9.1(e) hereof, then IBKC shall pay FGBC $2.0 million (the “Termination Fee”) not later than the fifth Business Day following the date FGBC provides notice to IBKC of its termination and the reasons for such termination. Upon payment of the Termination Fee pursuant to this Section 9.2(c), FGBC will not have any other rights or claims against IBKC or its Subsidiaries, or their respective officers and directors, under this Agreement.

(d) In the event this Agreement is terminated as a result of IBKC’s failure to satisfy any of its representations, warranties or covenants set forth herein, IBKC shall reimburse FGBC for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000; provided however, that this provision shall not apply in circumstances in which FGBC is entitled to a Termination Fee. The expense reimbursement provided for in this Section 9.2(d) shall be FGBC’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(e) In the event this Agreement is terminated as a result of FGBC’s failure to satisfy any of its representations, warranties or covenants set forth herein, FGBC shall reimburse IBKC for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000; provided, however, that this provision shall not apply in circumstances in which IBKC is entitled to a Termination Fee. The expense reimbursement provided for in this Section 9.2(e) shall be IBKC’s sole and exclusive remedy and shall be deemed to be liquidated damages.

9.3 Survival of Representations, Warranties and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Warrantors shall not survive the Effective Date, except for those covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Date; provided, however, that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Warrantor (or any director, officer or controlling Person thereof) of any defense in law or equity which otherwise would be available against the claims of any Person, the aforesaid representations, warranties and covenants being material inducements to consummation by the Warrantors of the transactions contemplated hereby.

SECTION X.

MISCELLANEOUS

10.1 Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses, incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Final settlement with respect to payment of fees and expenses by one party to the other hereunder shall be made within thirty (30) days of the termination of this Agreement (except to the extent provided otherwise in Section 9.2(b)).

10.2 Brokers and Finders. Except as set forth on Schedule 10.2, FGBC represents and warrants that neither it nor any of its officers, directors, employees, affiliates or Subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

10.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement, including the exhibits and schedules hereto, and the Confidentiality Agreement contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understanding with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement except for (i) the rights of shareholders of FGBC to receive the Merger Consideration following the Effective Date and (ii) the provisions of Section II, Section 4.3, Section 4.4 and Section 7.8 which shall inure to the benefit of and be enforceable by the Persons referenced therein.

10.4 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the boards of directors of such parties; provided, however, that the provisions of this Agreement relating to the manner or basis in which shares of FGBC Common Stock will be exchanged for the Merger Consideration shall not be amended after the FGBC Shareholders Meeting without the requisite approval of the holders of the issued and outstanding shares of FGBC Common Stock entitled to vote thereon. The parties hereto may, without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby or thereby. FGBC agrees to take such reasonable actions requested by IBKC as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is a Subsidiary of IBKC) the transactions contemplated hereby; provided, however, that such modification shall not change the amount, kind, manner or basis in which shares of FGBC Common Stock will be exchanged for IBKC Common Stock or abrogate the covenants and other agreements contained in this Agreement, result in adverse tax consequences to the shareholders of FGBC, materially delay consummation of the Merger or jeopardize the timely receipt of Regulatory Approvals.

10.5 Waivers. Prior to the Effective Date, each party hereto, acting through its Board of Directors or chief executive officer or other authorized officer, shall, as to such party’s rights hereunder, have the right (i) to waive any default in the performance of any term of this Agreement by any other party, (ii) to waive or extend the time for the compliance or fulfillment by any other party of any and all of the obligations under this Agreement, and (iii) to waive any or all of the conditions precedent to the obligations of such party under this Agreement. No waiver or modification of this Agreement or of any covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. No evidence of any waiver or modification shall be offered or received in evidence at any proceeding, arbitration, or litigation between the parties hereto arising out of or affecting this Agreement, or the rights or obligations of the parties hereunder, unless such waiver or modification is in writing, duly executed as aforesaid.

10.6 No Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any other Persons, without the express written consent of the other parties and any such purported assignment without such requisite consent shall be null and void.

10.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by overnight courier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to IBKC and/or IBERIABANK:

IBERIABANK Corporation

601 Poydras Street

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr.

 Executive Vice President and General Counsel

With a copy to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

499 South Capitol Street, SW, Suite 600

Washington, D.C. 20003

Attention: Edward B. Crosland, Jr., Esq.

If to FGBC and/or FGB:

Florida Gulf Bancorp, Inc.

9101 College Pointe Court

Fort Myers, Florida 33919

Attention: William P. Valenti

 President and Chief Executive Officer

With a copy to:

Smith Mackinnon, PA

255 South Orange Avenue, Suite 800

Orlanda, Florida 32801

Attention: John P. Greeley, Esq.

10.8 Enforcement Costs. If any civil action, arbitration or other legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana without regard to the conflict of laws principles thereof.

10.10 Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, each of which shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature.

10.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed on its behalf and attested by officers thereunto duly authorized all as of the day and year first above written.

IBERIABANK CORPORATION		FLORIDA GULF BANCORP, INC.

By:	/s/ Daryl G. Byrd	By:	/s/ William P. Valenti
	Daryl G. Byrd		William P. Valenti
	President and Chief Executive Officer		President and Chief Executive Officer

Syndicated Capital, Inc.	APPENDIX B
Member FINRA/SIPC

March 19, 2012

Board of Directors

Florida Gulf Bancorp, Inc.

9101 College Pointe Court

Fort Myers, Florida 33919

Gentlemen:

You have requested Syndicated Capital, Inc. (“Syndicated”) to render its opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Florida Gulf Bancorp, Inc. Fort Myers, Florida (“Florida Gulf”) of the Consideration, as defined below, in the proposed merger between Florida Gulf and IBERIABANK Corporation, a Louisiana corporation, based in Lafayette, Louisiana (the “Company”) (the “Merger”)

Pursuant to the Agreement and Plan of Reorganization dated March 19, 2012 between the parties (the “Merger Agreement”), the Company has agreed that its outstanding shares will be exchanged for the consideration set forth in Section 2.2 of the Agreement (the “Consideration”).

In connection with its opinion, Syndicated has, among other things:

(1)	reviewed certain publicly available consolidated financial statements of Florida Gulf and the Company and certain other relevant financial and operating data of the Florida Gulf and the Company including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years made available to us from published sources and by officers of the Florida Gulf and the Company;

(2)	reviewed certain internal financial and operating information, including certain projections, relating to the Florida Gulf prepared by its management;

(3)	reviewed the financial terms of the Merger;

(4)	reviewed the financial terms, to the extent publicly available, of certain similar transactions we deemed relevant;

(5)	reviewed certain publicly available information relating to certain companies we deemed appropriate in analyzing Florida Gulf and the Company;

(6)	reviewed the trading history and pricing multiples of the Company’s Common Stock;

(7)	conducted conversations regarding recent and projected financial performance of Florida Gulf with certain members of executive and senior management of Florida Gulf and others concerning the past and current results of operations of Florida Gulf, its current financial condition and management’s opinion of the respective future prospects;

(8)	reviewed the Merger Agreement;

(9)	reviewed the potential pro forma financial impact of the Merger; and

(10)	performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as we deemed relevant.

We have not independently verified any of the information concerning Florida Gulf and the Company considered by us in connection with our review of the Merger and, for purposes of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Florida Gulf as to the expected future financial performance. We have not been engaged to assess the achievability of such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties, or facilities of either Florida Gulf or the Company nor have we been furnished with any such evaluation or appraisal. Syndicated is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Florida Gulf and the Company, respectively, are, in the aggregate, adequate to cover such losses. Our opinion is based upon market, economic, financial and other conditions as they exist on, and can be evaluated as of, the date of this letter. Any change in such conditions would require a reevaluation of this opinion.

B-1

Syndicated Capital, Inc.
Member FINRA/SIPC

Board of Directors

Florida Gulf Bancorp, Inc.

March 19, 2012

In connection with our opinion, we have assumed that the Merger will be consummated on the terms and subject to the conditions described in the Merger Agreement. We also have assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on Florida Gulf or the Company.

Syndicated as part of its investment banking services, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of Florida Gulf in connection with the Merger and will receive a fee for our services. In addition, Florida Gulf has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we may trade in the debt and equity securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion stated herein are solely for the use of Florida Gulf’s Board of Directors and may not be reproduced, summarized, excerpted from or otherwise publicly referred to in any manner without Syndicated’s prior written consent.

Based upon and subject to the foregoing and such other matters as we deem relevant, it is our opinion that as of the date hereof, the Consideration to be received by the holders of Florida Gulf common stock in connection with the Merger is fair from a financial point of view.

We hereby consent to the inclusion of the full text of our opinion and summary thereof in any disclosure document or proxy statement relating to the Merger that Florida Gulf or the Company must file under the Securities Act of 1933, as amended and distribute to Florida Gulf shareholders. This opinion is not intended to be and does not constitute a recommendation to any shareholder of Florida Gulf as to how such shareholder should vote with respect to the Merger.

Sincerely,

/s/ Syndicated Capital, Inc.
Syndicated Capital, Inc.

B-2

Appendix C

Appraisal Rights under the Florida Business Corporation Act

607.1301 Appraisal rights; definitions. — The following definitions apply to ss. 607.1302-607.1333:

(1)“Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302 (2)(d), a person is deemed to be an affiliate of its senior executives.

(2)“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3)“Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 — 607.1333, includes the surviving entity in a merger.

(4)“Fair value” means the value of the corporation’s shares determined:

(a)Immediately before the effectuation of the corporate action to which the shareholder objects.

(b)Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c)For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5)“Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6)“Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7)“Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8)“Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9)“Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 Right of shareholders to appraisal. —

(1)A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e)Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f)With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4)A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b)Was procured as a result of fraud or material misrepresentation.

607.1303 Assertion of rights by nominees and beneficial owners. —

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 Notice of appraisal rights. —

(1)If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2)In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321Notice of intent to demand payment. —

(1)If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a)Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b)Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2)A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 Appraisal notice and form. —

(1)If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2)The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a)Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.The shareholder’s name and address.

2.The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.That the shareholder did not vote for the transaction.

4.Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5.If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1.Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.The corporation’s estimate of the fair value of the shares.

4.An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5.That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1.Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

607.1323 Perfection of rights; right to withdraw. —

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 Shareholder’s acceptance of corporation’s offer. —

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326Procedure if shareholder is dissatisfied with offer. —

(1)A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2)A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330 Court action. —

(1)If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2)The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3)All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4)The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5)Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6)The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331 Court costs and counsel fees. —

(1)The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2)The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b)Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3)If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4)To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 Disposition of acquired shares. —

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 Limitation on corporate payment. —

(1)No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a)Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b)Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2)The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.